As filed with the Securities and Exchange Commission on May 17, 2013.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

GLACIER BANCORP, INC.

(Exact name of registrant as specified in its charter)

MONTANA	6022	81-0519541
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

49 Commons Loop, Kalispell, Montana 59901 (406) 756-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MICHAEL J. BLODNICK

President and Chief Executive Officer

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

STEPHEN M. KLEIN LAURA BAUMANN Graham & Dunn PC Pier 70, 2801 Alaskan Way, Suite 300 Seattle, Washington 98121-1128 Telephone: (206) 340-9648 Facsimile: (206) 340-9599	JOHN F. BREYER, JR. Breyer & Associates PC 8180 Greensboro Drive, Suite 785 McLean, Virginia 22102 Telephone: (703) 883-1100 Facsimile: (703) 883-2511

Approximate date of commencement of proposed sale of securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, $0.01 Par Value	874,194	N/A	$14,990,314	$2,044.68

(1)	Represents the maximum number of shares of common stock, $0.01 par value per share estimated to be issuable by Glacier Bancorp, Inc. (“Glacier”) upon consummation of the merger described herein.
(2)	Calculated in accordance with Rule 457(f) under the Securities Act of 1933, the proposed maximum offering price of $14,990,314.99 is computed by subtracting $13,550,000 (the estimated cash to be paid by Glacier) from the product of (A) $8.69, the per-share book value of North Cascades Bancshares, Inc. common stock on April 30, 2013 times (B) 3,284,271 (the maximum number of shares of North Cascades Bancshares, Inc. common stock expected to be exchanged for the common stock being registered).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

PROXY STATEMENT	PROSPECTUS OF
OF NORTH CASCADES BANCSHARES, INC.	GLACIER BANCORP, INC.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear North Cascades Bancshares Shareholders:

As you likely know, the boards of directors of North Cascades Bancshares, Inc. (“North Cascades Bancshares” or “Bancshares”) and Glacier Bancorp, Inc. (“Glacier”) have agreed on a merger of North Cascades Bancshares with and into Glacier Bancorp. At the same time, North Cascades National Bank, North Cascades Bancshares’ subsidiary, will merge with and into Glacier Bank, Glacier’s subsidiary. It is anticipated that the former North Cascades National Bank branches will operate after the closing as either “North Cascades Bank, a division of Glacier Bank” or “NCNB, a division of Glacier Bank” with the same executive management, but as a division of Glacier Bank.

Under the terms of the Plan and Agreement of Merger, dated March 27, 2013 among the parties, Glacier will pay to North Cascades Bancshares shareholders, a total of 874,194 shares of Glacier common stock, plus a cash payment equal to $13,550,000, with each portion of the merger consideration being subject to adjustment as described in the attached proxy statement/prospectus. North Cascades Bancshares shareholders may elect to receive all stock, all cash or a unit consisting of a roughly equal mix of stock and cash. However, because the total amount of cash and stock to be issued by Glacier will be fixed, North Cascades Bancshares shareholders electing to receive all cash or all stock will be subject to a pro rata adjustment such that the total mix of consideration in the transaction will equal the total amount of cash and number of shares of Glacier common stock to be issued at closing. North Cascades Bancshares shareholders electing to receive the unit consisting of the roughly equal mix of cash and stock will be entitled to receive that mix of consideration.

The final amount of cash and number of shares of Glacier common stock to be issued at closing will be based on the daily average closing price for Glacier common stock for a specified period prior to the closing of the merger, the closing tangible equity for North Cascades Bancshares, the amount of certain transaction related expenses and other adjustments described in the proxy statement/prospectus. However, for illustrative purposes, assuming (i) there are no adjustments to the cash payment amount, and (ii) the daily average closing price for Glacier common stock for the specified period prior to closing is $18.00 per share, the total consideration to be issued in the merger would be $29,285,492, consisting of $13,550,000 in cash and the issuance of 874,194 shares of Glacier common stock having a market value of $15,735,492. Since North Cascades Bancshares has 3,284,271 shares outstanding, shareholders would be entitled to receive total value in the Merger for each share owned and exchanged (the “Total Per Share Consideration”) of approximately $8.92 per share. Those electing to receive the mixed cash and stock unit would receive approximately $4.13 per share in cash and approximately $4.79 (or 0.266 shares) in Glacier common stock, resulting in roughly a 46%/54% cash/stock mix. Those electing to receive all cash could receive the Total Per Share Consideration in cash, and those electing to receive all stock could receive the Total Per Share Consideration in Glacier common stock; provided, however, that a portion of the Total Per Share Consideration could be paid to cash election shares in Glacier common stock, or a portion of the stock election shares could be paid in cash, depending on the pro rata allocations required based on the combined cash and stock elections of all shareholders.

We will hold a special shareholders’ meeting to vote on the merger proposal. The North Cascades Bancshares special shareholders’ meeting will be held on             , 2013, at 10:00 a.m. local time, at The Confluence Technology Center, located at 285 Technology Center Way, Wenatchee, Washington 98801. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

On behalf of the North Cascades Bancshares board of directors, I recommend that you vote FOR approval of the merger.

John D. McQuaig,
Chairman

Neither the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Glacier or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Glacier common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Such shares are not guaranteed by Glacier or North Cascades Bancshares and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated             , 2013, and is first being mailed to

North Cascades Bancshares shareholders on             , 2013.

NORTH CASCADES BANCSHARES, INC.

220 JOHNSON AVENUE

CHELAN, WASHINGTON 98816

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD             , 2013

TO THE SHAREHOLDERS OF NORTH CASCADES BANCSHARES, INC.:

A special meeting of shareholders of North Cascades Bancshares, Inc. will be held on             , 2013, at 10:00 a.m. local time, at The Confluence Technology Center, located at 285 Technology Center Way, Wenatchee, Washington, 98801. The special meeting is for the following purposes:

1.	To consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of March 27, 2013, among Glacier Bancorp, Inc., Glacier Bank, North Cascades Bancshares, Inc. and North Cascades National Bank, under the terms of which North Cascades Bancshares will merge with and into Glacier, as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as Appendix A to the proxy statement/prospectus that accompanies this notice.

2.	To approve one or more adjournments of the North Cascades Bancshares special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger.

Holders of record of North Cascades Bancshares common stock at the close of business on                     , 2013, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of the special meeting. The affirmative vote of the holders of at least seventy-five percent (75%) of the shares of North Cascades Bancshares’ outstanding common stock is required for approval of the merger agreement. The directors of North Cascades Bancshares and certain other affiliated parties owning 1,369,714 shares (approximately 42% of outstanding shares) have signed an agreement to vote their shares in favor of the merger. As of             , 2013, there were                  shares of North Cascades Bancshares common stock outstanding and entitled to vote at the special meeting.

North Cascades Bancshares shareholders have the right to dissent from the merger and obtain payment of the cash appraisal fair value of their North Cascades Bancshares shares under applicable provisions of Washington law. A copy of the provisions regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under “The Merger – Dissenters’ Rights of Appraisal.”

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.

The board of directors of North Cascades Bancshares has determined that the merger agreement is fair to and in the best interests of North Cascades Bancshares and its shareholders and unanimously recommends that you vote FOR approval of the merger agreement. Toward that end, the board of directors of North Cascades Bancshares received a written opinion from Sandler O’Neill & Partners, LLC, its financial advisor, that the consideration to be received in the merger is fair from a financial point of view. Such opinion is attached to the accompanying proxy statement/prospectus as Appendix C.

Please do not send any certificates for your stock at this time. You will receive instructions on how to exchange your certificates soon after the merger is consummated.

By Order of the Board of Directors,

Robert Kiesz
Secretary

Chelan, Washington

            , 2013

WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER

This proxy statement/prospectus incorporates important business and financial information about Glacier from documents that are not included in or delivered with this document.

Glacier files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Glacier files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Glacier’s SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov). As described below, you may also obtain the documents that Glacier is incorporating by reference into this proxy statement/prospectus from Glacier.

Glacier has filed a Registration Statement on Form S-4 to register with the SEC the shares of Glacier common stock to be issued to North Cascades Bancshares shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Glacier in addition to being a proxy statement of North Cascades Bancshares for the North Cascades Bancshares special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

This document incorporates important business and financial information about Glacier that is not included in or delivered with this document, including incorporating by reference documents that Glacier has previously filed with the SEC. See “Documents Incorporated by Reference” elsewhere in this document. You can obtain the documents that are incorporated by reference through Glacier or the SEC. You can obtain the documents from the SEC, as described above. These documents are also available from Glacier without charge, excluding exhibits unless Glacier has specifically incorporated such exhibits by reference in this proxy statement/prospectus. Certain reports can also be found on Glacier’s website at www.glacierbancorp.com.

You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Glacier at the following address:

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

ATTN: LeeAnn Wardinsky, Corporate Secretary

Telephone: (406) 751-4703

You will not be charged for the documents that you request. If you would like to request documents, please do so by             , 2013 in order to receive them before the North Cascades Bancshares special shareholders’ meeting.

Glacier’s common stock is traded on the NASDAQ Global Select Market under the symbol “GBCI.”

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QUESTIONS AND ANSWERS

Why am I receiving these materials?

We are sending you these materials to help you decide how to vote your shares of North Cascades Bancshares, Inc. (“Bancshares”) with respect to the proposed merger with Glacier Bancorp, Inc. (“Glacier”). The merger cannot be completed unless Bancshares receives the affirmative vote of the holders of at least seventy-five percent (75%) of the shares of Bancshares’ outstanding common stock. Bancshares is holding a special meeting of shareholders on             , 2013, to vote on the proposals necessary to complete the merger. Information about the special meeting is contained in this document.

This document is both a proxy statement of Bancshares and a prospectus of Glacier. It is a proxy statement because the board of directors of Bancshares is soliciting proxies from Bancshares’ shareholders. It is a prospectus because Glacier will issue its shares of common stock in exchange for shares of Bancshares common stock in the merger.

What will Bancshares shareholders receive in the merger?

Under the terms of the Plan and Agreement of Merger (the “merger agreement”), and subject to the adjustments described below, Glacier will issue a total of 874,194 shares of Glacier common stock, and will pay $13,550,000 in cash, for all of the outstanding shares of Bancshares common stock.

The cash portion of the purchase price to be paid by Glacier will be subject to adjustment depending on the amount of “Bancshares Closing Capital” and “Transaction Related Expenses,” each as defined in the merger agreement, immediately prior to the closing of the merger. If Bancshares Closing Capital is greater than $23,100,000 Glacier will increase the cash consideration by the amount of such excess. If Bancshares Closing Capital is less than $23,100,000, Glacier will reduce the cash consideration by the amount of such deficiency. If Transaction Related Expenses are greater than $1,700,000, Glacier will decrease the cash consideration by the amount of such excess. If Transaction Related Expenses are less than $1,700,000 Glacier will increase the cash consideration by the amount of such deficiency.

The portion of the merger consideration consisting of Glacier common stock is initially set at 874,194 shares, although the number of shares may be adjusted in certain circumstances in order to avoid the termination of the merger agreement, based on whether Glacier common stock is trading either higher than $18.00 per share or lower than $13.00 per share immediately prior to the closing of the merger.

On May 14, 2013, the closing price of Glacier’s common stock was $19.33 per share, an increase over the trading price at the time of the signing of the merger agreement. If the daily closing price per share of Glacier common stock for the twenty trading day period beginning on the thirtieth day before the completion of the merger (the “Glacier Average Closing Price”) of Glacier’s stock exceeds $18.00, the number of shares of Glacier common stock issued in the merger can be reduced, unless Bancshares elects to allow the merger agreement to terminate. If the Glacier Average Closing Price is below $13.00, the number of shares of Glacier common stock or cash consideration paid in the merger can be increased, unless Glacier elects to allow the merger agreement to terminate. We cannot predict the final Glacier Average Closing Price, but based on the May 14, 2013 closing price, the total number of shares Glacier would be required to issue in the merger would be reduced from 874,194 shares. See “The Merger – Termination of the Merger Agreement.”

For purposes of establishing the total stock consideration that Glacier would pay in the merger, the parties assumed a maximum Glacier Average Closing Price of $18.00 per share, (874,194 shares at $18.00 per share, for a total value of $15,735,492). Assuming for purposes of illustration only that the Glacier Average Closing Price was $18.50, under the merger agreement the total shares issuable by Glacier would be reduced to 850,567, for a total value of $15,735,492. Thus the value of the stock portion of the merger consideration would not be reduced, although the number of shares of Glacier common stock issuable would be reduced. Of course, the trading price of Glacier common stock is subject to fluctuations up and down.

By voting to approve the merger agreement, Bancshares shareholders will give the Bancshares board of directors the authority to elect, with the advice of Bancshares’ financial advisor, to cause Bancshares to accept a reduction in the number of shares of Glacier common stock to be issued, if the Glacier Average Closing Price exceeds $18.00 or to complete the transaction even if the Glacier Average Closing Price falls below $13.00, as described above. See “The Merger – Termination of the Merger Agreement.”

What will each Bancshares shareholder receive in the merger?

Each Bancshares shareholder may elect to receive:

•	all cash;

•	all Glacier common stock; or

•

a unit consisting of a roughly equal mix of Glacier common stock and cash (which, assuming a prevailing market price for Glacier common stock at closing of $18.00 per share, would result in roughly a 46%/54% cash/stock mix).

All elections are subject to the election, proration and allocation procedures described in this proxy statement/prospectus if too many shareholders elect one form of consideration over the other. Due to these limitations, Bancshares shareholders electing all cash or all stock will be subject to a pro rata adjustment such that the total mix of consideration in the transaction will equal the total amount of cash and number of shares of Glacier common stock to be issued at closing. Bancshares shareholders electing the unit consisting of a roughly equal mix of Glacier common stock and cash will be entitled to receive such mix of consideration.

What is the amount of cash and/or the number of shares of Glacier common stock that each Bancshares shareholder will receive for his or her shares of Bancshares common stock?

The actual number of shares of Glacier common stock to be received will not be determined until the end of the twenty trading day period beginning on the thirtieth day before the effective time of the merger. The actual amount of cash to be received will not be determined until the Bancshares Closing Capital and Final Transaction Related Expenses, each as defined in the merger agreement, have been determined. Such amounts will not be determined until immediately prior to closing of the merger. All such amounts will be determined based on a formula set forth in the merger agreement and described in this proxy statement/prospectus. See “The Merger – Basic Terms of the Merger” beginning on page 39 for a more detailed discussion of the per share merger consideration.

Is the value of the per share consideration that a Bancshares shareholder receives expected to be substantially equivalent regardless of which election he or she makes?

The formula that will be used to calculate the per share consideration is intended to substantially equalize the value of the consideration to be received for each share of Bancshares common stock that is exchanged in the merger, regardless of whether a Bancshares shareholder elects to receive cash, stock or a unit consisting of a mix of cash and stock. As the value of Glacier common stock fluctuates with its trading price, however, the value of the stock that a Bancshares shareholder receives for a Bancshares share will likely not be the same as the cash paid per share on any given day before or after the merger.

How and when does a Bancshares shareholder elect the form of consideration he or she prefers to receive?

An election statement with instructions for making the election as to the form of consideration preferred accompanies this proxy statement/prospectus. To make an election, a Bancshares shareholder must submit an election statement, to Glacier’s exchange agent before 5:00 p.m., Pacific Time, on the day four days prior to the completion of the merger. This date is referred to as the “election deadline.” Election choices and election procedures are described under “The Merger.”

NOTE: The actual election deadline is not currently known. Glacier and Bancshares will issue a press release announcing the date of the election deadline at least five business days prior to the election deadline. Additionally, Glacier and Bancshares will post the date of the election deadline on their respective web sites (the North Cascades National Bank web site, in the case of Bancshares), also at least five business days before that deadline.

May a Bancshares shareholder change his or her election once it has been submitted?

Yes. An election may be changed so long as the new election is received by the exchange agent prior to the election deadline. To change an election, a Bancshares shareholder must send the exchange agent a written notice revoking any election previously submitted.

What happens if an election is not made prior to the election deadline?

If a Bancshares shareholder fails to submit an election statement to the exchange agent prior to the election deadline, then that holder will be deemed to have made no election and will be issued either shares of Glacier common stock, cash, or a mixture of stock and cash, depending on the aggregate cash and stock elections made.

How are outstanding Bancshares stock options addressed in the merger agreement?

At the effective time of the merger, each Bancshares stock option that is then outstanding and unexercised shall be accelerated, so that immediately prior to the effective time of the merger, each such option shall become fully exercisable for some or all of Bancshares common stock. Each Bancshares stock option with an exercise price that is less than the per share consideration, that is then outstanding and unexercised, will be exchanged for the right to receive cash paid by Glacier in an amount determined by multiplying the excess of the per share consideration over the per share exercise price of such option by the total number of shares subject to such option. All other Bancshares stock options that are then outstanding and unexercised will be terminated and cease to exist. The treatment of Bancshares stock options is further described under “The Merger – Bancshares Stock Options.”

How will the mixture of cash and stock be paid?

Generally, the cash/stock mix of merger consideration will be paid as described under “What Will I Receive in the Merger?” above – that is, $4.13 in cash and 0.266 shares of Glacier common stock for each Bancshares share (based on an assumed Glacier Average Closing Price of $18.00 per share).

When will the merger occur?

Glacier and Bancshares presently expect to complete the merger during the third quarter of 2013. The merger will occur after approval of the shareholders of Bancshares is obtained and after the merger has received all necessary regulatory approvals and the other conditions to the merger are satisfied or waived. It is possible, however, that as a result of factors outside of either company’s control, the merger may be completed at a later time, or may not be completed at all. Glacier and Bancshares are working toward completing the merger as quickly as possible. If the merger does not occur for any reason by October 31, 2013, either Glacier or Bancshares may terminate the merger agreement.

How soon after the merger is completed can I expect to receive my cash or Glacier common stock?

Glacier will work with its exchange agent to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

Will the shares of Glacier that I receive in the merger be freely transferable?

The Glacier common stock issued in the merger will be transferable free of restrictions under federal and state securities laws.

When and where will the special meeting take place?

Bancshares will hold a special meeting of its shareholders on             , 2013, at 10:00 a.m., local time, at The Confluence Technology Center, located at 285 Technology Center Way, Wenatchee, Washington 98801.

Who may vote at the special meeting?

The board of directors of Bancshares has set             , 2013, as the record date for the special meeting. If you were the owner of Bancshares common stock at the close of business on             , 2013, you may vote at the special meeting.

What am I being asked to vote on?

Bancshares shareholders are being asked to vote on the following proposals:

1.	Approval of the Merger Agreement. To approve the merger agreement (the “Merger” proposal).

2.	Adjournment of the Meeting. To approve one or more adjournments of the Bancshares special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the Merger proposal (the “Bancshares Adjournment” proposal).

What vote is required to approve the Merger proposal?

Approval of the Merger proposal requires the affirmative vote of the holders of at least seventy-five percent (75%) of the shares of Bancshares’ outstanding common stock. As described in this proxy statement, the directors and certain principal shareholders of Bancshares, together with certain executive officers of North Cascades National Bank, have agreed to vote the shares they own in favor of the merger agreement. Such persons own approximately 42% of outstanding Bancshares common stock.

What vote is required to approve the Bancshares adjournment proposal, if necessary or appropriate?

The Bancshares Adjournment proposal, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger, will be approved if at least seventy-five percent (75%) of the shares of Bancshares common stock present at the special meeting, in person or by proxy, are voted in favor of the Bancshares Adjournment proposal.

How does the Bancshares board of directors recommend that I vote?

The Bancshares board of directors unanimously recommends that Bancshares shareholders vote “FOR” the Merger and Bancshares Adjournment proposals described in this proxy statement/prospectus.

How do I vote?

To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.

Can I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

•	You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a later-dated proxy card; or

•	You may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker in “street” name, you should contact your broker for instructions.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to Bancshares’ Secretary prior to the vote.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the Merger proposal.

What do I need to do now?

We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document, and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares can be voted at Bancshares’ special meeting of shareholders.

Should I send in my common stock certificates now?

No. Please do not send your stock certificates with your proxy card. You will receive written instructions from Glacier’s exchange agent after the merger is completed on how to exchange your common stock certificates for the merger consideration.

What risks should I consider?

You should review carefully our discussion under “Risk Factors.” You should also review the factors considered by the Bancshares board of directors in approving the merger agreement. See “Background of and Reasons for the Merger.”

What are the tax consequences of the merger to me?

Glacier and Bancshares expect to report the merger of Bancshares with and into Glacier, and the contemporaneous merger of North Cascades National Bank with and into Glacier Bank, as tax-free reorganizations for United States federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code). In connection with the filing of the registration statement of which this document is a part, Graham & Dunn PC has delivered an opinion to Glacier that the merger will qualify as a reorganization under Section 368(a).

In a tax-free reorganization, a shareholder who exchanges his or her shares of common stock in an acquired company for shares of common stock in an acquiring company, plus cash, must generally recognize gain

(but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the fair market value of the shares of acquiring company common stock (including any fractional shares) and cash received pursuant to the merger (excluding any cash received in lieu of fractional shares) over the shareholder’s adjusted tax basis in its shares of acquired company common stock surrendered pursuant to the merger), or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger.

For a detailed discussion of the material United States federal income tax consequences of the merger, see “The Merger – Material Federal Income Tax Consequences of the Merger.”

We urge you to consult your tax advisor to fully understand the tax consequences of the merger to you. Tax matters are very complicated and in many cases tax consequences of the merger will depend on your particular facts and circumstances.

What do I do if I do not agree with the merger? Do I have appraisal or dissenter’s rights?

If you are a Bancshares shareholder and you do not agree with the merger, vote against the merger, and take certain other actions required by Washington law, you will have dissenter’s rights under RCW 23B.13.010 – 23B.13.310. Exercise of these rights will result in the purchase of your shares at “fair value,” as determined in accordance with Washington law. Please read the section entitled “The Merger – Dissenter’s Rights of Appraisal” for additional information.

Who can help answer my questions?

If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

North Cascades Bancshares, Inc.

220 Johnson Avenue

PO Box 1648

Chelan, WA 98816

Attn: Scott C. Anderson

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers,” highlights selected information about this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as Appendix A to this proxy statement/prospectus.

Information about Glacier

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated in Montana in 2004. Glacier is a publicly-traded company and its common stock trades on the NASDAQ Global Select Market under the symbol GBCI. Glacier provides a full range of commercial banking services from 108 locations in Montana, Idaho, Wyoming, Colorado, Utah and Washington, operating through eleven separately branded divisions of its wholly-owned bank subsidiary, Glacier Bank. Glacier offers a wide range of banking products and services, including transaction and savings deposits, real estate, commercial, agriculture and consumer loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

As of March 31, 2013, Glacier had total assets of approximately $7.609 billion, total net loans receivable of approximately $3.273 billion, total deposits of approximately $5.373 billion and approximately $914.3 million in shareholders’ equity.

Financial and other information regarding Glacier, including risks associated with Glacier’s business, is set forth in Glacier’s annual report on Form 10-K for the year ended December 31, 2012 and in Glacier’s quarterly report on Form 10-Q for the quarter ended March 31, 2013. Information regarding Glacier’s executive officers and directors, as well as additional information, including executive compensation and certain relationships and related transactions, is set forth or incorporated by reference in Glacier’s annual report on Form 10-K for the year ended December 31, 2012, Glacier’s proxy statement for its 2013 annual meeting of shareholders, and the Forms 8-K filed by Glacier that are incorporated by reference into this proxy statement/ prospectus. See “Where You Can Find More Information About Glacier.”

Other Acquisitions

On February 25, 2013, Glacier entered into a definitive agreement to acquire Wheatland Bankshares, Inc. (“Wheatland”), headquartered in Wheatland, Wyoming, with $287 million in assets as of March 31, 2013, in a cash and stock transaction valued at approximately $37.9 million (based on Glacier’s closing price on the date the merger agreement was executed). The boards of directors of Glacier and Wheatland unanimously approved the transaction, which is subject to regulatory approval and other customary closing conditions. The transaction provides for the payment to Wheatland shareholders of $10.62 million in cash and 1,652,000 shares of Glacier common stock, so long as the Glacier Average Closing Price is between $13.50 and $16.50. Based on the closing price of $16.66 for Glacier common stock on February 25, 2013, the transaction would result in the delivery of 1,636,135 shares and result in an aggregate value of $37.9 million. Upon closing of the transaction, which is anticipated to take place in the second quarter of 2013, First State Bank, a Wyoming state-chartered bank that is a wholly-owned subsidiary of Wheatland, will be merged into Glacier Bank and operate as a separate bank division doing business under its existing name. Glacier expects that the transaction will close on May 31, 2013.

Information about Bancshares

North Cascades Bancshares

220 Johnson Avenue

PO Box 1648

Chelan, Washington 98816

North Cascades Bancshares is the holding company of North Cascades National Bank. North Cascades National Bank is a national bank headquartered in Chelan, Washington. North Cascades National Bank offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, and mortgage origination services. North Cascades National Bank serves individuals, small- to medium-sized businesses, community organizations and public entities.

As of March 31, 2013, Bancshares and North Cascades National Bank, on a consolidated basis, had total assets of approximately $337.6 million, total net loans receivable of approximately $206.5 million, total deposits of approximately $289.7 million and approximately $28.4 million in shareholders’ equity.

The Merger

Both the Glacier and Bancshares boards of directors have approved and adopted an Agreement and Plan of Merger among the parties, dated March 27, 2013 (the “merger agreement”), which provides for the merger of Bancshares with and into Glacier, and the merger of North Cascades National Bank with and into Glacier Bank. Under the terms of the Merger Agreement, Glacier will pay to Bancshares shareholders, a total of 874,194 shares of Glacier common stock, plus a cash payment equal to $13,550,000, with each portion of the merger consideration being subject to adjustment as described in the attached proxy statement/prospectus. North Cascades shareholders may elect to receive Glacier common stock, cash or a unit consisting of a roughly equal mix of Glacier common stock and cash. However, because the total amount of cash and stock to be issued by Glacier will be fixed, North Cascades Bancshares shareholders electing to receive all cash or all stock will be subject to a pro rata adjustment such that the total mix of consideration in the transaction will equal the total amount of cash and number of shares of Glacier common stock to be issued at closing. North Cascades Bancshares shareholders electing to receive the unit consisting of the roughly equal mix of cash and stock will be entitled to receive that mix of consideration and will not be subject to a pro rata adjustment.

The merger agreement is attached as Appendix A to this document. We encourage you to read the merger agreement in its entirety.

In the merger, Glacier will issue shares of its common stock and pay cash for all shares of Bancshares common stock outstanding as of the date of the closing of the merger.

The total merger consideration that Glacier will pay for the shares of Bancshares will be as follows:

•

Stock Portion: Glacier will issue a total of 874,194 shares of its common stock, subject to adjustment in the event that the Glacier Average Closing Price prior to closing is less than $13.00 or more than $18.00. Glacier will not issue fractional shares, and will pay cash in lieu of such fractional shares, as described under “The Merger – Fractional Shares.” Because Bancshares shareholders may elect to receive all cash, all stock or a unit consisting of a roughly equal mix of cash and stock, the actual number of shares of Glacier common stock that Bancshares shareholders would receive for each share of Bancshares common stock cannot be determined until all such elections have been made.

•

Cash Portion: Glacier will pay $13,550,000 in cash, subject to increase or reduction, as the case may be, by the amount (if any) by which the “Bancshares Closing Capital,” as defined in the merger agreement, is greater than or less than $23,100,000 and the amount (if any) by which the “Final Transaction Related Expenses” are greater than or less than $1,700,000. Generally speaking, the “Bancshares Closing Capital” means Bancshares’ capital stock, surplus and retained earnings, after giving effect to specified adjustments and “Final Transaction Related Expenses” means certain payments or obligations related to the merger incurred or payable after the date of calculation of Bancshares Closing Capital through or immediately following closing.

The actual total amount of cash to be paid cannot be determined until shortly before the effective date of the merger. Accordingly, if you have elected to receive all cash, a mix, or if the stock is oversubscribed such that cash will need to be allocated to those who made an all stock election, the actual amount of cash that you will receive for each of your Bancshares shares will not be determined until shortly before the closing of the merger.

Recommendation of Bancshares Board of Directors

Bancshares’ board of directors unanimously recommends that holder of Bancshares common stock vote “FOR” the Merger proposal.

For further discussion of Bancshares’ reasons for the merger and the recommendations of Bancshares’ board of directors, see “Background of and Reasons for the Merger – Recommendation of the Bancshares Board.”

Opinion of Bancshares’ Financial Advisor

Sandler O’Neill & Partners, LLC (“Sandler O’Neill”) has served as financial advisor to Bancshares in connection with the merger and has given an opinion to Bancshares’ board of directors that, as of March 27, 2013, the consideration that Bancshares’ shareholders will receive for their Bancshares shares in the merger is fair, from a financial point of view, to Bancshares shareholders.

A copy of the opinion delivered by Sandler O’Neill is attached to this document as Appendix C. You should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill in providing its opinion.

The opinion is addressed to Bancshares’ board of directors and is directed only to the fairness of the per share consideration to the holders of Bancshares’ common stock from a financial point of view. It does not address the underlying business decision of Bancshares to engage in the merger or any other aspect of the merger and is not a recommendation as to how any Bancshares shareholder should vote with respect to the merger.

For further information, see “Background of and Reasons for the Merger – Opinion of Financial Advisor to Bancshares.”

Interests of Bancshares Directors and Executive Officers in the Merger

When you consider the unanimous recommendation of Bancshares’ board of directors that Bancshares’ shareholders approve the merger agreement, you should be aware that certain members of Bancshares management have interests in the merger that are different from, or in addition to, their interests as Bancshares shareholders. These interests arise out of, among other things, provisions in the merger agreement relating to indemnification of Bancshares directors, an independent consulting agreement with John D. McQuaig, Chairman of the Board of Directors of Bancshares and North Cascades National Bank, and employment agreements with the following officers/employees of North Cascades National Bank – Scott C. Anderson, President, CEO and Director, Michele L. Bird, Senior Vice President and Chief Financial Officer, Jeffrey R. Davis, Executive Vice President and Chief Credit Officer, and Dinah E. Corrigan, Senior Vice President and Senior Operations Officer – that will be effective upon the closing of the merger. For a description of the interests of Bancshares’ directors and executive officers in the merger, see “The Merger – Interests of Certain Persons in the Merger.”

The Bancshares board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

Bancshares Shareholders Dissenters’ Rights

Under Washington law, Bancshares shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of Bancshares common stock. A shareholder electing to dissent must strictly comply with all the procedures required by the Washington statutes. These procedures are described later in this document, and a copy of the relevant statutory provisions is attached as Appendix B. For more information on dissenters rights, see “The Merger – Dissenters’ Rights of Appraisal.”

Regulatory Matters

Each of Glacier and Bancshares has agreed to use its reasonable best efforts to obtain all regulatory approvals and/or waivers required to complete the merger agreement and the transactions contemplated thereby. These approvals and/or waivers include approval from the Federal Reserve Bank of Minneapolis, the Federal Deposit Insurance Corporation and the Commissioner of the Montana Division of Banking and Financial Institutions. Applications have been filed with these regulatory bodies seeking such approvals. We expect to obtain all such regulatory approvals or waivers, although we cannot be certain if or when we will obtain them. See “The Merger – Regulatory Requirements.”

Conditions to Completion of the Merger

Currently, Glacier and Bancshares expect to complete the merger during the third quarter of 2013. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Neither Glacier nor Bancshares can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived. See “The Merger – Conditions to the Merger.”

Termination of the Merger Agreement

The merger agreement provides that either Glacier or Bancshares may terminate the merger either before or after the Bancshares special meeting, under certain circumstances. Among other things, the merger agreement provides that Glacier may terminate the merger agreement if the Glacier Average Closing Price, determined pursuant to the merger agreement, is above a specified amount, unless Bancshares agrees to accept a reduced number of shares of Glacier common stock, and that Bancshares may terminate the merger agreement if the Glacier Average Closing Price is below a specified amount, unless Glacier agrees to increase the number of its shares or cash to be issued to Bancshares shareholders. Either Glacier or Bancshares may terminate the merger agreement if Bancshares Closing Capital is less than $21,500,000. See “The Merger – Termination of the Merger Agreement.”

Termination Fees

If either party terminates the merger agreement due to specified breaches of the merger agreement by the other party, the breaching party will be required to pay the non-breaching party a termination fee of $300,000. See “The Merger – Termination Fees.”

Break-Up Fee

The merger agreement provides that Bancshares must pay Glacier a break-up fee of $1,355,000, if the merger agreement is terminated due to the failure of the board of directors of Bancshares to recommend approval of the merger by its shareholders, or is terminated due to the receipt of a “superior acquisition proposal” as defined in the merger agreement which is accepted by Bancshares.

Bancshares agreed to pay the break-up fee under the circumstances described above in order to induce Glacier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Bancshares. See “The Merger – Break-up Fee.”

Bancshares Shareholders’ Rights After the Merger

The rights of Bancshares shareholders are governed by Washington law, as well as by Bancshares’ articles of incorporation and bylaws. After completion of the merger, the rights of the former Bancshares shareholders receiving Glacier common stock in the merger will be governed by Montana law, and by Glacier’s articles of incorporation and bylaws. Glacier’s and Bancshares’ articles of incorporation and bylaws contain substantive and procedural differences that will affect the rights of Bancshares shareholders. See “Comparison of Certain Rights of Holders of Glacier and Bancshares Common Stock.”

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.

Risks Associated with the Proposed Merger

Because the market price of the Glacier common stock may fluctuate, you cannot be sure of the value of the shares of Glacier common stock that you will receive.

Although the number of shares of Glacier common stock that will constitute the stock portion of the merger consideration that will be exchanged for a share of Bancshares common stock is fixed prior to the closing of the merger, you will not be able to determine the value of the Glacier common stock you would receive upon completion of the merger at the time of the Bancshares special meeting of shareholders. Any change in the market price of Glacier common stock prior to completion of the merger may affect the value of the merger consideration that Bancshares shareholders will receive upon completion of the merger. Common stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in Glacier’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Glacier or Bancshares. You should obtain current market prices for Glacier common stock.

The merger agreement provides that the number of shares of Glacier common stock to be issued in the merger may be decreased or increased, as the case may be, if the Glacier Average Closing Price, determined pursuant to the merger agreement, is greater than $18.00 per share or less than $13.00 per share. The Bancshares board of directors would make the decision, without resoliciting the vote of Bancshares shareholders, to either terminate the merger agreement or accept a decrease in the number of shares of Glacier common stock to be issued if the Glacier Average Closing Price is greater than $18.00, or to terminate the merger if Glacier’s average trading price is less than $13.00, unless Glacier agrees to issue additional shares or increase the cash consideration. See “The Merger – Termination of the Merger Agreement.”

Bancshares shareholders may receive a form of consideration different from what they elect.

Although each Bancshares shareholder may elect to receive all cash or all Glacier common stock in the merger, or a unit consisting of a roughly equal mix of cash and stock, the amounts of cash and Glacier common stock to be paid in the merger are fixed. As a result, if either the aggregate cash or stock elections exceed the maximum available, and you choose the consideration election that exceeds the maximum available (for example, the all cash or all stock election), some or all of your consideration may be in a form that you did not choose. However, those shareholders electing the unit consisting of a roughly equal mix of cash and stock are guaranteed to receive that mix.

The aggregate cash consideration payable in the merger may be decreased in certain circumstances.

The merger agreement provides that if Bancshares Closing Capital is less than $23,100,000, Glacier will reduce the cash consideration by the amount of such deficiency and if Transaction Related Expenses are greater $1,700,000, Glacier will decrease the cash consideration by the amount of such excess. Any such reduction in the merger consideration does not require further action by the Bancshares board of directors or shareholders.

The merger agreement limits Bancshares’ ability to pursue other transactions and provides for the payment of a break-up fee if Bancshares does so.

While the merger agreement is in effect and subject to very narrow exceptions, Bancshares and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits Bancshares’ ability to seek offers that may be superior from a financial point of view from other possible acquirers. If Bancshares receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, Bancshares may be required to pay a $1,355,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

Under certain conditions, the merger agreement requires Bancshares to pay a termination fee.

Under certain circumstances (generally involving Bancshares’ breach of its representations and covenants in the merger agreement), Glacier can terminate the merger agreement and require Bancshares to pay a termination fee of $300,000. In such an event, Bancshares’ would be liable for the $300,000 termination fee as well as all expenses incurred by Bancshares in connection with the terminated merger.

Bancshares damages under the merger agreement are limited to $300,000.

The merger agreement provides that if Bancshares terminates the merger agreement as a result of a breach of a representation or covenant by Glacier, Bancshares damages will be limited to a $300,000 termination fee.

The merger is subject to the receipt of consents and approvals from governmental entities that may impose conditions that could have an adverse effect on the combined company following the merger.

Before the merger may be completed, various approvals, consents and waivers must be obtained from the Federal Reserve Board, the Commissioner of the Montana Division of Banking and Financial Institutions, the Federal Deposit Insurance Corporation and various other regulatory authorities. These governmental entities may impose conditions on the granting of such approvals and consents. Although Glacier and Bancshares do not currently expect that any such material conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger.

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Glacier and Bancshares have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration of North Cascades National Bank into Glacier Bank could result in the loss of key employees, the disruption of the ongoing business of North Cascades National Bank or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of North Cascades National Bank.

Unanticipated costs relating to the merger with First State Bank and/or North Cascades National Bank could reduce Glacier’s future earnings per share.

On February 25, 2013, Glacier entered into a definitive agreement to acquire Wheatland Bankshares, Inc., headquartered in Wheatland, Wyoming, and its wholly-owned subsidiary First State Bank, one month prior to announcing the proposed merger with North Cascades National Bank. Glacier believes that it has reasonably estimated the likely costs of integrating the operations of each of First State Bank and North Cascades National Bank into Glacier Bank, and the incremental costs of operating as a combined financial institution. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Glacier after either or both of the mergers. If the mergers are completed and unexpected costs are incurred, either or both mergers could have a dilutive effect on Glacier’s earnings per share, meaning earnings per share could be less than if the mergers had not been completed. Because Glacier is proposing two separate mergers in such a short period of time, the potential dilutive effect on Glacier’s earnings per share could be exacerbated.

Glacier has various anti-takeover measures that could impede a takeover.

Glacier has various anti-takeover measures in place, which are described elsewhere in this document. Any one or more of these measures may impede the takeover of Glacier without the approval of the Glacier board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Glacier common stock. See “Comparison of Certain Rights of Holders of Glacier and Bancshares Common Stock.”

The fairness opinions that Bancshares has obtained from Sandler O’Neill, has not been, and is not expected to be, updated to reflect any changes in circumstances that may have occurred since the signing of the merger agreement.

The fairness opinions issued to Bancshares by Sandler O’Neill, which is Bancshares’ financial advisors, regarding the fairness, from a financial point of view, of the consideration to be paid in connection with the merger, speak only as of March 27, 2013. Changes in the operations and prospects of Bancshares, general market and economic conditions and other factors which may be beyond the control of Bancshares, and on which the fairness opinion was based, may have altered the value of Bancshares or the market price of shares of Glacier or Bancshares stock as of the date of this document, or may alter such values and market prices by the time the merger is completed. Sandler O’Neill does not have any obligation to update, revise or reaffirm their respective opinions to reflect subsequent developments, and have not done so. Because Bancshares does not anticipate asking its financial advisors to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. Bancshares’ board of directors’ recommendation that Bancshares shareholders vote “FOR” approval of the merger agreement, however, is made as of the date of this document. For a description of the opinion that Bancshares received from its financial advisors, see “Opinion of Financial Advisor to Bancshares” included elsewhere in this proxy statement/prospectus.

Certain Bancshares directors and officers may have interests in the merger different from the interests of Bancshares shareholders.

In considering the recommendation of the board of directors of Bancshares, Bancshares shareholders should be aware that certain directors and executive officers of Bancshares have interests in the merger that may differ from, or be in addition to, the interests of Bancshares shareholders generally. These interests may arise from, among other things, employment agreements to be entered into, effective as of the completion of the merger, between certain executive officers of Bancshares and Glacier, a consulting agreement to be entered into between the chairman of the board of Bancshares and Glacier and provisions in the merger agreement regarding continued indemnification and insurance for Bancshares directors and officers. The board of directors of Bancshares was aware of these interests and considered them, among other things, when it adopted the merger agreement and in making its recommendation that Bancshares shareholders approve the merger.

For a more complete description of the interests of Bancshares directors and executive officers in the merger, see “The Merger – Interests of Certain Persons in the Merger.”

Risks Associated with Glacier’s Business

Glacier is, and will continue to be, subject to the risks described in Glacier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as updated by its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, and all subsequent Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Documents Incorporated by Reference” and “Where You Can Find More Information About Glacier” included elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier’s and Bancshares’ control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

•	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received on a timely basis or at all;

•

Glacier’s stock price could change before closing of the merger, due to among other things stock market movements and the performance of financial companies and peer group companies, over which Glacier has no control;

•

benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the amount of competition in the geographic and business areas in which Glacier and Bancshares operate;

•	Bancshares’ business may not be integrated into Glacier’s successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected; and

•	management time and effort may be diverted to the resolution of merger-related issues.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Glacier’s reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or Bancshares or any person acting on behalf of Glacier or Bancshares are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor Bancshares undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER

The following table presents selected consolidated financial information of Glacier for the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008. The consolidated financial information of and for the three months ended March 31, 2013 and 2012 are derived from unaudited condensed consolidated financial statements, has been prepares on the same basis as the historical information derived from audited consolidated financial statements and, in the opinion of Glacier’s management, reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data at or for those dates. The results of operation for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2013. The consolidated financial data below should be read in conjunction with the consolidated financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information About Glacier.”

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	At or for the Fiscal Years Ended December 31
			2012	2011	2010	2009	2008
			Dollars in thousands, except per share data
Summary of Operations:
Interest income	$57,955	$67,884	$253,757	$280,109	$288,402	$302,494	$302,985
Interest expense	7,458	9,598	35,714	44,494	53,634	57,167	90,372

Net interest income	50,497	58,286	218,043	235,615	234,768	245,327	212,613
Provision for loan losses	2,100	8,625	21,525	64,500	84,693	124,618	28,480

Net interest income after provision for loan losses	48,397	49,661	196,518	171,115	150,075	120,709	184,133
Noninterest income	22,950	20,338	91,496	78,199	87,546	86,474	61,034
Noninterest expenses(1)	43,434	49,045	193,421	191,965	187,948	168,818	145,909

Pre-tax net income(1)	27,913	20,954	94,593	57,349	49,673	38,365	99,258
Taxes(1)	7,145	4,621	19,077	7,265	7,343	3,991	33,601

Net income(1)	$20,768	$16,333	$75,516	$50,084	$42,330	$34,374	$65,657

Basic earnings per share(1)	$0.29	$0.23	$1.05	$0.70	$0.61	$0.56	$1.20
Diluted earnings per share(1)	$0.29	$0.23	$1.05	$0.70	$0.61	$0.56	$1.19
Cash dividends per share	$0.14	$0.13	$0.53	$0.52	$0.52	$0.52	$0.52
Statement of Financial Conditions:
Total assets	$7,609,237	$7,241,845	$7,747,440	$7,187,906	$6,759,287	$6,191,795	$5,553,970
Net loans receivable	3,273,010	3,296,625	3,266,571	3,328,619	3,612,182	3,920,988	3,998,478
Total deposits	5,373,215	4,927,818	5,364,461	4,821,213	4,521,902	4,100,152	3,262,475
Total borrowings	1,124,785	1,264,686	1,296,553	1,337,684	1,234,549	1,241,618	1,449,187
Shareholder’s equity	914,280	863,997	900,949	850,227	838,204	685,890	676,940
Book value per share	$12.70	$12.01	$12.52	$11.82	$11.66	$11.13	$11.04
Key Operating Ratios:
Return on average assets(1)	1.11%	0.91%	1.01%	0.72%	0.67%	0.60%	1.31%
Return on average equity(1)	9.20%	7.58%	8.54%	5.78%	5.18%	4.97%	11.63%
Average equity to average assets	12.07%	11.97%	11.84%	12.39%	12.69%	12.16%	11.23%

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	At or for the Fiscal Years Ended December 31
			2012	2011	2010	2009	2008
			Dollars in thousands, except per share data
Net interest margin (tax equivalent)	3.14%	3.73%	3.37%	3.89%	4.21%	4.82%	4.70%
Non-performing over assets	1.79%	2.91%	1.87%	2.92%	3.91%	4.13%	1.46%
Dividend payout ratio(1)	48.28%	59.52%	50.48%	74.29%	85.25%	92.86%	43.33%

(1)	Excludes 2011 goodwill impairment charge of $32.6 million ($40.2 million pre-tax). For additional information on the goodwill impairment charge see “Non-GAAP Financial Matters” below.

Non-GAAP Financial Measures

In addition to the results presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), the table above contains certain non-GAAP financial measures. Glacier believes that providing these non-GAAP financial measures provides investors with information useful in understanding Glacier’s financial performance, performance trends, and financial position. While Glacier uses these non-GAAP measures in its analysis of Glacier’s performance, this information should not be considered an alternative to measurements required by GAAP.

	For the Three Months Ended March 31, 2012	Year ended December 31, 2011
(Dollars in thousands, except per share data)		GAAP	Goodwill Impairment Charge, Net of Tax	Non-GAAP
Non-interest expense	$43,434	$232,124	(40,159)	191,965
Income before income taxes	$27,913	$17,190	40,159	57,349
Income tax expense	$7,145	$(281)	7,546	7,265
Net income	$20,768	$17,471	32,613	50,084
Basic earnings per share	$0.29	$0.24	0.46	0.70
Diluted earnings per share	$0.29	$0.24	0.46	0.70
Return on average assets	1.11%	0.25%	0.47%	0.72%
Return on average equity	9.20%	2.04%	3.74%	5.78%
Dividend payout ratio	48.28%	216.67%	(142.38)%	74.29%

The reconciling item between the GAAP and non-GAAP financial measures was the third quarter of 2011 goodwill impairment charge (net of tax) of $32.6 million.

•

The goodwill impairment charge was $40.2 million with a tax benefit of $7.6 million which resulted in a goodwill impairment charge (net of tax) of $32.6 million. The tax benefit applied only to the $19.4 million of goodwill associated with taxable acquisitions and was determined based on Glacier’s marginal income tax rate of 38.9%.

•	The basic and diluted earnings per share reconciling items were determined based on the goodwill impairment charge (net of tax) divided by the weighted average diluted shares of 71,915,073.

•

The goodwill impairment charge (net of tax) was included in determining earnings for both the GAAP return on average assets and GAAP return on average equity. The average assets used in the GAAP and non-GAAP return on average assets ratios were $6.923 billion and $6.931 billion, respectively, for the year ended December 31, 2011. The average equity used in the GAAP and non-GAAP return on average equity ratios were $858 million and $866 million, respectively, for the year ended December 31, 2011.

•

The dividend payout ratio is calculated by dividing dividends declared per share by basic earnings per share. The non-GAAP dividend payout ratio uses the non-GAAP basic earnings per share for calculating the ratio.

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

Glacier Common Stock

Glacier common stock is quoted on The NASDAQ Global Select Market under the symbol “GBCI.” The following table sets forth for the periods indicated:

•	the high and low sale prices for Glacier common stock as reported on The NASDAQ Global Select Market, and

•	dividends per share on Glacier common stock.

	High	Low	Cash Dividends Declared

2010
First quarter	$15.94	$13.75	$0.13
Second quarter	$18.88	$14.67	$0.13
Third quarter	$16.73	$13.75	$0.13
Fourth quarter	$15.76	$13.00	$0.13

2011
First quarter	$15.94	$14.09	$0.13
Second quarter	$15.29	$12.97	$0.13
Third quarter	$13.75	$9.23	$0.13
Fourth quarter	$12.51	$9.09	$0.13

2012
First quarter	$15.50	$12.43	$0.13
Second quarter	$15.46	$13.66	$0.13
Third quarter	$16.17	$14.93	$0.13
Fourth quarter	$15.53	$13.43	$0.14

2013
First quarter	$18.98	$15.19	$0.14
Second quarter (through May 14th)

At May     , 2013,                  outstanding shares of Glacier common stock were held by approximately holders of record.

Bancshares Common Stock

Presently, no active trading market exists for the Bancshares common stock. If Bancshares were to remain independent, management of Bancshares does not expect that a market for Bancshares common stock would develop. No registered broker/dealer makes a market in Bancshares common stock, and Bancshares common stock is not listed or quoted on any stock exchange or automated quotation system. Bancshares acts as its own transfer agent and registrar.

Occasionally, management of Bancshares becomes aware of trades of private sales of its common stock and the prices at which these trades were executed. From January 1, 2011 through April 30, 2013, there were a limited number of stock transactions, primarily comprised of private sales and purchases of shares held by former employees in their Employee Stock Ownership (“ESOP”) accounts by Bancshares at a price determined annually by an independent third party appraisal firm specifically engaged to value the common stock held by the ESOP. The following tables set forth the range of trading prices of Bancshares’ common stock since 2011.

Private Sales
Year	Price Range	Volume (No. of shares)
2013
First Quarter	$5.00	2,646
Second Quarter (through May 14th)	0	0
2012
First Quarter	0	0
Second Quarter	4.67-7.50	27,685
Third Quarter	7.50	667
Fourth Quarter	0	0
2011
First Quarter	0	0
Second Quarter	0	0
Third Quarter	8.00-8.50	572
Fourth Quarter	0	0

ESOP Purchases from Former Employees
Year	Price Range	Volume (No. of shares)
2013
First Quarter	$0	0
Second Quarter (through May 14th)	0	0
2012
First Quarter	0	0
Second Quarter	7.50	15,703
Third Quarter	7.50	166
Fourth Quarter	7.50	440
2011
First Quarter	7.50	14,289
Second Quarter	7.50	3,106
Third Quarter	7.50	19,962
Fourth Quarter	7.50	2,715

At May     , 2013,                  outstanding shares of Bancshares common stock were held by approximately          holders of record.

NORTH CASCADES BANCSHARES SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The Bancshares special meeting of shareholders will be held on             , 2013, at 10:00 a.m. local time, at The Confluence Technology Center, located at 285 Technology Center Way, Wenatchee, Washington 98801.

As described below under “Vote Required and Quorum,” approval of the merger agreement requires the affirmative vote of at least seventy-five percent (75%) of the outstanding Bancshares common stock. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, requires the approval of seventy-five percent (75%) of the outstanding Bancshares common stock present at the special meeting, in person or by proxy.

Purpose

At the special meeting, Bancshares shareholders will:

•	consider and vote on a proposal to approve the merger, and

•	if necessary, consider and act upon a proposal to adjourn the special meeting to allow additional time to solicit proxies.

Record Date; Shares Outstanding and Entitled to Vote

The Bancshares board of directors has fixed 5:00 p.m. on             , 2013 as the record date for determining the holders of shares of Bancshares common stock entitled to notice of and to vote at the special meeting. At the close of business on the record date, there were                  shares of common stock issued and outstanding and held by approximately      holders of record. Holders of record of Bancshares common stock on the record date are entitled to one vote per share and are also entitled to exercise dissenters’ rights if certain procedures are followed. See “The Merger – Dissenters’ Rights of Appraisal” and Appendix B.

The directors and certain principal shareholders of Bancshares, together with certain executive officers of North Cascades National Bank, have agreed to vote all shares held or controlled by them in favor of approval of the merger. A total of 1,490,782 outstanding shares, or approximately 42% of the outstanding shares of Bancshares common stock, are covered by the voting agreement. See “The Merger – Interests of Certain Persons in the Merger – Voting Agreement.”

Vote Required and Quorum

The affirmative vote of the holders of at least seventy-five percent (75%) of the shares of Bancshares’ outstanding common stock is required to approve the merger. At least a majority of the total outstanding shares of Bancshares common stock must be present, either in person or by proxy, in order to constitute a quorum for the meeting. For purposes of determining a quorum, abstentions and broker nonvotes (that is, proxies from brokers or nominees, indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominees do not have discretionary power to vote) are counted in determining the shares present at a meeting.

For voting purposes, however, only shares actually voted for the approval of the merger agreement, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether the merger agreement is approved by the holders of Bancshares common stock. As a result, abstentions and broker nonvotes will have the same effect as votes against approval of the merger agreement.

The proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger, will be approved by holders of seventy-five percent (75%) of the shares of Bancshares’ outstanding common stock, in person or by proxy, at the special meeting, assuming a quorum is present at the special meeting. If less than a quorum is represented at the special meeting, a majority of the shares so represented may adjourn the special meeting for a period not to exceed 60 days at any one adjournment.

Voting, Solicitation, and Revocation of Proxies

If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy for the approval of the merger and in the proxy holder’s discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	written notice to the Secretary of Bancshares;

•	a later-dated proxy; or

•	appearing and voting at the special meeting in person.

Bancshares is soliciting the proxy for the special meeting on behalf of the Bancshares board of directors. Bancshares will bear the cost of solicitation of proxies from its shareholders. In addition to using the mail, Bancshares may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. Bancshares does not expect to pay any compensation for the solicitation of proxies. However, Bancshares will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Voting in Person at the Special Meeting

Shareholders of Record. Shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your shares in person, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the special meeting, we recommend that you vote your shares in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.

Beneficial Owner. Shares held in street name may be voted in person by you only if you bring a written proxy in your name from the broker, bank, or other nominee that holds your shares.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

In late 2011 and early 2012, the directors of Bancshares discussed and considered various financial and strategic alternatives to enhance shareholder value. One of the alternatives discussed was the possibility of refinancing Bancshares’ $10 million trust preferred securities. In May 2012, Scott C. Anderson, President and Chief Executive Officer of Bancshares, and John D. McQuaig, Chairman of Bancshares, contacted several financial institutions to explore the possibility of refinancing and redeeming the trust preferred securities. In June 2012, Mr. McQuaig contacted Michael Blodnick at Glacier to inquire about alternatives for refinancing the $10 million Bancshares had in trust preferred securities. Bancshares was not able to identify a method of refinancing this debt. Instead of offering a loan, Mr. Blodnick expressed an interest in getting to know more about Bancshares. On June 26, 2012 the Board of Bancshares encouraged Messrs. McQuaig and Anderson to meet with Mr. Blodnick. On June 28, 2012, Messrs. Blodnick, McQuaig and Anderson met for dinner in Wenatchee, Washington to discuss each party’s objectives in a potential merger, to share viewpoints and approaches to community banking, and to confirm an interest in pursuing a potential transaction. The following day, on June 29, 2012, Messrs. Blodnick, McQuaig and Anderson visited various branches of North Cascades National Bank to provide additional information to Mr. Blodnick about the operations of North Cascades National Bank. Following the meeting Mr. Blodnick expressed an interest in learning more about Bancshares and North Cascades National Bank as a possible merger partner.

In July 2012, Mr. Anderson discussed with Sandler O’Neill+Partners, L.P. (“Sandler O’Neill”) their availability to provide advisory services to Bancshares in its discussions with Glacier and to assist Bancshares in considering and possibly pursuing other alternatives.

On August 22, 2012, Bancshares signed a non-disclosure agreement with Glacier for the confidential exchange of nonpublic information in connection with a possible transaction.

On August 24, 2012, Messrs. Blodnick, McQuaig and Anderson met in Kellogg, Idaho to provide detailed information regarding Bancshares’s operations and specifically Bancshares’ markets, organizational structure, competition, and economic and demographic information. No terms of a possible transaction were discussed at that meeting.

On August 27, 2012, Bancshares received an initial due diligence request on behalf of Glacier from D.A. Davidson & Co. (“Davidson”). Mr. Anderson along with Ms. Michele L. Bird (Chief Financial Officer of Bancshares) worked through mid-September 2012 compiling the information in response to the due diligence request.

On August 28, 2012, Messrs. McQuaig and Anderson provided an update to the Bancshares’ board of directors regarding their meetings with Glacier, the receipt of an initial due diligence request from Davidson and that Mr. Anderson and Ms. Bird would be preparing information in response to the due diligence request. Throughout September 2012, Bancshares furnished information to Glacier and Davidson, and Glacier and Davidson evaluated the information and prepared financial analyses.

On September 25, 2012, the board of directors of Bancshares met to discuss the proposed transaction with Glacier and determined that, in connection with their discussions with Glacier, they needed to review and analyze Bancshares’ alternatives, including operating on a stand-alone basis. The board agreed that Sandler O’Neill should be engaged to assist Bancshares in exploring its other alternatives, including a potential transaction with Glacier. Following the meeting, Bancshares received a draft engagement letter from Sandler O’Neill outlining the services that Sandler O’Neill would propose to provide to Bancshares, as well as Sandler O’Neill’s fees for such services.

On October 2, 2012, Mr. Blodnick, Glacier’s representatives from Davidson, Messrs. McQuaig and Anderson met in Kellogg, Idaho. At the meeting, Glacier and Davidson presented to Bancshares a draft term sheet which included, among other things, the financial terms of a proposed transaction. The proposal was based on historical financial information and credit quality information that was provided by Bancshares in response to Davidson’s initial due diligence request. The principal financial terms of this initial proposal was for the payment of a mix of cash and stock to Bancshares’ shareholders with a per share value of $7.32 per share of Bancshares common stock and a total transaction value of $24.5 million based on Glacier’s stock price on the date of the proposal. The initial pricing also reflected an estimate of Bancshares’ earnings and the immediate cost savings that would result from the merger. Following the meeting, Mr. Anderson and Ms. Bird reviewed the Glacier proposal and determined that the estimated earnings and cost savings included in the proposal were incomplete and would need to be revised to accurately reflect Bancshares’ updated earnings estimates, as well as the cost savings component of the proposal. Glacier agreed to consider additional and updated information and to prepare a revised proposal. Over the next few days, Mr. Anderson and Ms. Bird worked with Davidson to provide Davidson with updated information to prepare a revised proposal.

On October 5, 2012, the board of directors of Bancshares met at Mr. McQuaig’s office in Wenatchee, Washington to review and discuss the initial proposal received from Glacier. Mr. Anderson noted that he and Ms. Bird were providing Davidson with updated information to prepare a revised proposal. At the board meeting, Bancshares’ legal counsel, Breyer & Associates PC, also reviewed with the board its fiduciary duties in connection with the Glacier proposal.

On October 9, 2012, Glacier and Davidson presented to Bancshares a revised proposal, including the financial terms of a proposed transaction. The proposal included updated information provided by Bancshares to Davidson regarding earnings levels and the cost savings that would result from the merger. The principal financial terms of the revised proposal was for the payment of a mix of cash and stock with a per share value of $7.61 per share of Bancshares common stock for a total transaction value of $25 million based on Glacier’s stock price on the date of the proposal.

On October 23, 2012, Messrs. McQuaig and Anderson updated the Board regarding the principal terms of the revised proposal received from Glacier on October 9, 2012. The Board authorized Messrs. McQuaig and Anderson to continue discussions with Glacier and the Board authorized Mr. Anderson to sign the engagement letter with Sandler O’Neill.

On October 25, 2012, Bancshares signed the engagement letter with Sandler O’Neill.

During October and November, Mr. Anderson and Ms. Bird worked with Sandler O’Neill to prepare detailed and relevant forecasts for Bancshares from 2013 through 2016 as a stand-alone entity and provided additional information to Davidson on the cost savings that could be recognized in a possible transaction.

On November 17, 2012 Sandler O’Neill delivered to Davidson a counter-proposal setting forth a total transaction value of $31.2 million.

On November 27, 2012, Glacier, Davidson, Bancshares and Sandler O’Neill discussed Bancshares’ financial results for the last few months of 2012 and Bancshares’ stand-alone forecasts for 2013. In this discussion, more clarity was provided with regards to potential transaction costs and cost savings that would be recognized in a possible transaction.

On December 10, 2012, Glacier and Davidson presented to Bancshares an updated proposal. Participants in the meeting included Mr. Blodnick, Mr. McQuaig, Mr. Anderson and representatives of Davidson and Sandler O’Neill. The principal financial terms of this proposal was for the payment of a mix of cash and stock with a per share value of $8.07 per share of Bancshares common stock for a total transaction value of $26.5 million based on Glacier’s stock price on the date of the proposal.

On December 11, 2012, Bancshares held a board meeting in Roslyn, Washington, and, after reviewing and discussing the proposal in detail, determined to continue discussions about a potential transaction with Glacier and authorized Messrs. McQuaig and Anderson to continue negotiations with Glacier. At that meeting, Sandler O’Neill evaluated the revised Glacier proposal that had been received on December 10, 2012 versus Bancshares continuing on a stand-alone basis and other possible alternatives. During the meeting, the board also reviewed current capital market and merger valuations trends for banks, an overview of Glacier’s financial and stock performance, the process and timing for a potential transaction, the form and value of the consideration to potentially be received by shareholders, and the various strategic alternatives for Bancshares and its shareholders. The board determined to continue discussions with Glacier by providing additional information on Bancshares to try and increase the consideration that would be received by its shareholders.

On December 13, 2012, Mr. Anderson communicated to Mr. Blodnick the board’s decision to continue discussions regarding a transaction with Glacier with the understanding that Bancshares wanted to obtain additional information on Glacier and its operations. During December 2012, additional discussions between Messrs. Anderson and McQuaig with Mr. Blodnick ensued regarding the operations of Glacier.

On December 27, 2012, Mr. McQuaig travelled to Kalispell, Montana to meet with Mr. Blodnick to discuss details of Glacier’s operations. Subsequently, at a meeting of the Bancshares’ board of directors, Mr. McQuaig provided the board with additional information he had acquired from his meeting with Mr. Blodnick regarding Glacier.

On January 4, 2013, a meeting was held in Kellogg, Idaho with Mr. Blodnick and representatives from Davidson, Mr. McQuaig, Mr. Anderson, Ms. Bird and representatives from Sandler O’Neill. At the meeting, the parties reviewed a presentation prepared by Glacier describing the benefits of a merger to Bancshares’ shareholders, employees and customers; detailing the earnings, cost savings and transaction costs upon which the merger model was based; and setting forth an updated proposal that reflected updated and enhanced earnings and cost savings assumptions. The principal financial terms of the updated proposal was for payment of a per share value of $8.25 per share of Bancshares common stock consisting of $13.55 million in cash and 874,194 shares of Glacier stock (subject to adjustment to the extent the Glacier stock price prior to closing is less than $13.00 or more than $18.00) for a total transaction value of $27.1 million based on Glacier’s stock price of $15.50 per share on the date of the proposal.

On January 10, 2013 Glacier delivered to Bancshares an updated term sheet that reflected the terms set forth in the January 4 presentation.

On January 11, 2013, the board of directors of Bancshares held a special board meeting in Wenatchee, Washington. Participants at the meeting also included Sandler O’Neill and legal counsel, Breyer & Associates PC, who participated via telephone conference. Sandler O’Neill reviewed the terms of Glacier’s final proposal and the strategic alternatives available to Bancshares and its shareholders. The board then authorized Messrs. McQuaig and Anderson to negotiate and sign a term sheet with Glacier setting forth the proposed terms of the merger consistent with the final principal financial terms of the proposal. During January 2013, Mr. McQuaig and Mr. Anderson negotiated the terms of the proposed term sheet with Glacier.

During January 2013, Sandler O’Neill conducted a market check on behalf of Bancshares by contacting five financial institutions that ranged in asset size from $1.37 billion to $9.47 billion. Three of the five institutions contacted signed non-disclosure agreements to obtain additional information regarding Bancshares on a confidential basis. Following their evaluation of the materials received regarding Bancshares and its operations, the three parties determined not to pursue a transaction with Bancshares for several reasons, including its location and market area, the prepayment penalty associated with Bancshares’ trust preferred securities and its asset size.

On February 7, 2013, following completion of the market check, Bancshares signed the non-binding term sheet it had received from Glacier. Following the signing of the term sheet, Bancshares and Glacier agreed upon a timetable to allow the entry into a merger agreement and for the announcement of the transaction at the end of March 2013.

On February 22, 2013, Glacier and its legal counsel, Graham & Dunn PC, provided Bancshares and its legal counsel, Breyer & Associates PC, with an initial draft of the merger agreement. During February and March of 2013, Glacier, Bancshares, North Cascades National Bank, and their respective financial and legal advisors conducted customary due diligence and drafted and negotiated the merger agreement and related ancillary agreements. During this time, Mr. Blodnick met with Messrs. McQuaig and Anderson to discuss various operational aspects of the merger, including data processing and information reporting, products and services, loan approval processes, and employment and compensation terms for Bancshares and North Cascades National Bank’s officers and employees.

On February 25, 2013, Glacier announced that it had signed a definitive agreement to acquire Wheatland Bancshares, Inc. and its wholly-owned subsidiary, First State Bank of Wheatland, Wyoming.

On March 26, 2013, the board of directors of Bancshares held a board meeting where Sandler O’Neill presented its analysis and opinion as to the fairness of the merger consideration, from a financial point of view. Based on Glacier’s stock price of $18.73 per share on March 25, 2013, the merger consideration would consist of $13.55 million in cash and 840,123 shares of Glacier common stock for a total transaction value of $29.3 million or $8.92 for each share of Bancshares’ common stock. Among other matters considered, the board reviewed the specific terms of the merger agreement, the form and value of the consideration to be received by shareholders, the price and historical performance of Glacier stock, the current market conditions, and the implications of the merger to Bancshares and North Cascades National Bank’s employees, customers, and communities. At that meeting, the board of directors of Bancshares, together with its legal counsel Breyer & Associates PC and Sandler O’Neill, met to consider approval of the merger agreement. After due consideration of these and other matters, and taking into consideration the fairness opinion to be delivered by Sandler O’Neill, Bancshares’ board of directors unanimously approved entering into the merger agreement.

On March 27, 2013, the board of directors of Glacier, together with its legal counsel, Graham & Dunn PC, and Davidson, met to consider approval of the merger agreement. Davidson presented updated pro forma financial analyses and Glacier’s counsel presented a review of the key terms of the merger documents. Among other matters discussed, the board and Glacier’s advisors discussed the results of due diligence reviews, the terms of the merger agreement and ancillary documents, key pricing metrics, the pro forma financial impact of the merger to Glacier’s shareholders, risks of the merger, and the timing and process for consummation of the merger, including the results of preliminary discussions with bank regulators. Graham & Dunn PC also reviewed with the board of directors its fiduciary duties with respect to the proposed transaction. After due consideration of these and other matters, the Glacier board of directors unanimously approved entering into the merger agreement.

On March 27, 2013, the parties executed the merger agreement and related documents. On that same date, Glacier and Bancshares issued press releases announcing the merger.

Reasons For The Merger – Bancshares

At a special meeting held on March 26, 2013, the Bancshares board of directors unanimously determined that the terms of the merger agreement were in the best interests of Bancshares and its shareholders. In the course of reaching its decision to approve the merger agreement, the Bancshares board of directors consulted with

Sandler O’Neill, its financial advisor, and Breyer & Associates PC, its legal counsel. In reaching its determination, the Bancshares board of directors considered a number of factors. Such factors also constituted the reasons that the board of directors determined to approve the merger and to recommend that Bancshares’ shareholders vote in favor of the merger. Such reasons included the following:

•	the terms of the merger agreement and the value, form and mix of consideration to be received by Bancshares shareholders in the merger;

•	the historical trading ranges for Glacier common stock;

•	the historic and prospective business of Bancshares;

•	the likely impact of the merger on the employees and customers of North Cascades National Bank;

•	the opportunity to continue to operate in central Washington with the brand of “North Cascades Bank” or “NCNB”;

•	the future employment opportunities for the existing employees of North Cascades National Bank;

•	information concerning Glacier’s financial condition and results of operations as well as the likelihood that Glacier would be able to obtain regulatory approval for the merger;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed acquisition by Glacier;

•	the opinion of Sandler O’Neill that the merger consideration to be received by Bancshares shareholders in the merger is fair from a financial point of view;

•

the expectation that approximately half of Bancshares’ shareholders would have the opportunity to continue to participate in the growth of the combined company and would also benefit from the significantly greater liquidity of the trading market for Glacier common stock;

•	that Glacier has historically paid cash dividends on its common stock;

•	the fact that Glacier’s common stock is widely held and has an active trading market; whereas, Bancshares’ stock is illiquid and is not publicly traded;

•	the effects of the economic, regulatory and market pressures facing Bancshares and community banks generally and North Cascades National Bank’s prospects as an independent bank;

•

the determination that a business combination with Glacier would extend North Cascades National Bank’s lending capabilities and increase the range of financial products and services available to North Cascades National Bank’s customers;

•

the provisions in the merger agreement that provide for the ability of the Bancshares’ board of directors to respond to an unsolicited acquisition proposal that the board of directors determines in good faith is a superior proposal as defined in the merger agreement;

•

the provisions of the merger agreement that provide for the ability of the Bancshares’ board of directors to terminate the merger agreement, subject to certain conditions including the payment of a break-up fee, if Bancshares has entered into a letter of intent or other agreement with respect to a superior proposal;

•	the broad experience of Glacier’s management team and its particular experience in managing and supporting subsidiary banks that have an emphasis on local decision making and authority;

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay;

•	Bancshares’ board’s understanding of the business, operations, financial conditions, earnings, management and future prospects of Glacier; and

•

the current and prospective economic and competitive environment facing the financial services industry generally, including continued consolidation in the industry and the increased importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long-term.

The Bancshares’ board of directors also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:

•

that a portion of the merger consideration will be paid through the issuance of a fixed number of shares of Glacier common stock and any decrease in the market price of Glacier common stock will result in a reduction in the aggregate merger consideration to be received by Bancshares’ shareholders at the time of completion of the merger subject to the adjustment procedures described under “The Merger – Termination of the Merger Agreement”;

•	that the cash portion of the merger consideration is subject to adjustment if Bancshares’ Closing Capital is less than $23.1 million or if the Transaction Related Expenses exceed $1.7 million;

•	that Glacier has a right to a $300,000 termination fee in certain circumstances;

•	that Bancshares shareholders will not necessarily know or be able to calculate the actual value of the merger consideration which they would receive upon completion of the merger;

•	that the “break-up” fee provisions in the merger agreement could have the effect of discouraging superior proposals for a business combination between Bancshares and third parties;

•	the termination fee to be paid by the breaching party;

•

the possible disruption to Bancshares’ business that may result from the announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of Bancshares’ business;

•

the restrictions contained in the merger agreement on the operation of Bancshares’ business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of Bancshares contained in the merger agreement; and

•	the adjustments to the cash consideration based upon Bancshares Closing Capital and the amount of its Transaction Related Expenses.

The foregoing discussion of the reasons that led the Bancshares board of directors to approve the merger and recommend that Bancshares’ shareholders vote in favor of the merger is not intended to be exhaustive, but is believed to include all of the material reasons for the board of directors’ decision. In reaching its determination to approve and recommend the transaction, the Bancshares board based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the reasons considered in reaching that determination. Individual directors may have given differing weights to different reasons. After deliberating with respect to the merger with Glacier, considering, among other things, the matters discussed above and the opinion of Sandler O’Neill referred to above, the Bancshares board of directors unanimously approved and adopted the merger agreement and the merger with Glacier as being in the best interests of Bancshares and its shareholders.

Opinion of Financial Advisor to Bancshares

By letter dated October 25, 2012, Bancshares retained Sandler O’Neill to act as financial advisor to Bancshares’ board of directors in connection with the Board’s consideration of a possible business combination with Glacier (the “Merger”). Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is advising financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to the Bancshares’ board of directors in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the March 26, 2013 meeting at which Bancshares’ board of directors considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, which was subsequently confirmed in writing, that, as of March 27, 2013, the per share consideration was fair to the holders of Bancshares common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Bancshares’ common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Bancshares’ board and is directed only to the fairness of the per share consideration to the holders of Bancshares’ common stock from a financial point of view. It does not address the underlying business decision of Bancshares to engage in the merger or any other aspect of the merger and is not a recommendation to any holder of Bancshares common stock as to how such holder of Bancshares common stock should vote at the special meeting with respect to the merger or any other matter. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Bancshares officers, directors, or employees, or class of such persons, relative to the per share consideration to be received by Bancshares’ stockholders.

In connection with rendering its opinion dated March 27, 2013, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement;

•	certain financial statements and other historical financial information of Bancshares and its subsidiaries that Sandler O’Neill deemed relevant;

•	certain financial statements and other historical financial information of Glacier and its subsidiaries that Sandler O’Neill deemed relevant;

•

internal consolidated financial projections for Bancshares for the years ending December 31, 2013 through December 31, 2017 as provided by and discussed with senior management of Bancshares and Sandler O’Neill e assumed for purposes of Sandler O’Neill’s analysis and opinion that the Bancshares Closing Capital will not be less than $21.5 million;

•

median publicly available earnings estimates for the years ending December 31, 2013 and December 31, 2014 as discussed with senior management of Glacier and a publicly available estimated long-term growth rate for the years thereafter as discussed with senior management of Glacier, including the pro forma impact of Glacier’s recently announced acquisitions of First State Bank and Wheatland Bankshares Inc.;

•

the pro forma financial impact of the Merger on Glacier based on assumptions relating to transaction expenses, which assume that the Bancshares’ Final Transaction Related Expenses will not exceed $1.7 million, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of Glacier;

•

a comparison of certain financial and other information for Bancshares and Glacier, including relevant stock trading information, with similar publicly available information for certain other commercial banks, the securities of which are publicly traded;

•	the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector;

•	the current market environment generally and in the commercial banking sector in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Bancshares the business, financial condition, results of operations and prospects of Bancshares and held similar discussions with the senior management of Glacier regarding the business, financial condition, results of operations and prospects of Glacier.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to Sandler O’Neill from public sources, that was provided to Sandler O’Neill by Bancshares and Glacier or that was otherwise reviewed by Sandler O’Neill and Sandler O’Neill assumed such accuracy and completeness for purposes of preparing its opinion. Sandler O’Neill further relied on the assurances of the management of Bancshares and Glacier that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Bancshares or Glacier or any of their respective subsidiaries. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Bancshares, Glacier or the combined entity after the Merger and Sandler O’Neill did not review any individual credit files relating to Bancshares or Glacier. Sandler O’Neill assumed that the respective allowances for loan losses for both Bancshares and Glacier are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal consolidated financial projections for Bancshares as provided by and discussed with senior management of Bancshares and publicly available earnings estimates and long-term growth rate for Glacier. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Glacier. With respect to those projections, estimates and judgments, the respective managements of Bancshares and Glacier confirmed to Sandler O’Neill that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future consolidated financial performance of Bancshares and Glacier, respectively, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such estimates or the assumptions on which they are based. Sandler O’Neill has assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Bancshares and Glacier since the date of the most recent financial data made available to Sandler O’Neill. Sandler O’Neill has also assumed in all respects material to Sandler O’Neill’s analysis that Bancshares and

Glacier would each remain as a going concern for all periods relevant to Sandler O’Neill’s analyses. Sandler O’Neill expressed no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

Sandler O’Neill’s analyses and opinion are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of the date of its opinion. Events occurring after the date of its opinion could materially affect Sandler O’Neill’s views. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. Sandler O’Neill expressed no opinion as to the prices at which the common stock of Bancshares and Glacier may trade at any time.

In rendering its opinion dated March 27, 2013, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Bancshares or Glacier and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Bancshares and Glacier and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Bancshares, Glacier and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Bancshares’ board of directors at the board of directors’ March 26, 2013 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Bancshares’ common stock or the prices at which Bancshares’ common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by Bancshares’ board of directors in making its determination to approve of Bancshares’ entry into the merger agreement and the analyses described below should not be viewed as determinative of the decision Bancshares’ board of directors or management with respect to the fairness of the merger.

In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any individual analysis or factor that it considered. Rather, it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinions; rather, Sandler O’Neill made its determination as to the fairness of the per share consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

Summary of Proposal

Sandler O’Neill reviewed the financial terms of the proposed transaction. Bancshares shareholders will have the option to elect to receive consideration consisting of (i) all cash, (ii) all stock (in both cases subject to proration) or (iii) a unit consisting of a roughly equal mix of stock and cash consideration. Based on a Glacier trading price of $18.73 as of March 25, 2013, Sandler O’Neill calculated the maximum per share consideration to be $8.92 and aggregate maximum consideration of approximately $29.4 million, which includes a cash payment for all of Bancshares outstanding in-the-money options and does not assume any additional earnings consideration between December 31, 2012 and the end of the last day of the month immediately preceding closing. Based upon financial information as or for the twelve month period ended December 31, 2012, Sandler O’Neill calculated the following transaction ratios:

Transaction Value / Last Twelve Months’ Earnings Per Share:	20.3x
Transaction Value / Book Value Per Share:	104%
Transaction Value / Tangible Book Value Per Share:	127%
Core Deposit Premium:	2.1%

Bancshares – Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for Bancshares and a group of financial institutions as selected by Sandler O’Neill. The Bancshares peer group consisted of publicly-traded banks headquartered in Oregon and Washington with assets as of the most recently reported period between $125 million and $600 million, non-performing assets to total assets ratio less than 5.00%, and tangible common equity to tangible assets ratio greater than 5.00%. The group excluded thrifts and merger targets. The peer group consisted of the following financial institutions:

Baker Boyer Bancorp	People’s Bank of Commerce
BEO Bancorp	Puget Sound Bank
Capital Pacific Bancorp	Siuslaw Financial Group, Inc.
Citizens Bancorp	Sound Financial Bancorp, Inc.
Community Financial Group, Inc.	Summit Bank
Northwest Bancorporation, Inc.

The analysis compared publicly available financial information for Bancshares and the mean and median financial and market trading data for the Bancshares peer group as of or for the period ended December 31, 2012 or most recently reported period with pricing data as of March 25, 2013. The table below sets forth the data for Bancshares and the median data for the Bancshares peer group.

Comparable Company Analysis

	Bancshares¹	Comparable Group Medians
Total Assets (in millions)	$347	$308
Non-Performing Assets / Total Assets	1.73%	2.68%
Tangible Common Equity/Tangible Assets	6.76%	9.77%
Price / Tangible Book Value	—	96%
Price / Last Twelve Months Earnings’ Per Share	—	15.2x
Market Capitalization (in millions)	—	$24

¹	Bancshares is not a publicly-traded bank and does not have market information

Glacier – Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for Glacier and a group of financial institutions as selected by Sandler O’Neill. The Glacier peer group consisted of publicly-traded banks headquartered in the Western Region with total assets as of the most recently reported period between $3 billion and $13 billion. The group excluded thrifts and merger targets.

Bank of Hawaii Corporation	PacWest Bancorp
Banner Corporation	Sterling Financial Corporation
Central Pacific Financial Corp.	Umpqua Holdings Corporation
Columbia Banking System, Inc.	Westamerica Bancorporation
CVB Financial Corp.	Western Alliance Bancorporation
First Interstate BancSystem, Inc.

The analysis compared publicly available financial information for Glacier and the mean and median financial and market trading data for the Glacier peer group as of or for the period ended December 31, 2012 with pricing data as of March 25, 2013. The table below sets forth the data for Glacier and the median data for the Glacier peer group.

Comparable Company Analysis

	Glacier	Comparable Group Medians
Total Assets (in millions)	$7,747	$6,363
Price / Tangible Book Value	171%	149%
Price / Last Twelve Months Earnings’ Per Share	17.8x	15.2x
Price / 2013 Estimated Earnings Per Share	16.1x	14.8x
Market Capitalization (in millions)	$1,348	$1,193

Glacier – Stock Price Performance

Sandler O’Neill reviewed the history of the publicly reported trading prices of Glacier’s common stock for the one-year and three-year periods ended March 25, 2013. Sandler O’Neill then compared the relationship between the movements in the price of Glacier’s common stock against the movements in the prices of Glacier’s peer group (as described above), the S&P Bank Index and the NASDAQ Bank Index.

Glacier’s One Year Stock Performance

	Beginning Index Value March 23, 2012	Ending Index Value March 25, 2013
Glacier	100%	126%
Glacier Peer Group	100%	109%
S&P Bank Index	100%	110%
NASDAQ Bank Index	100%	114%

Glacier’s Three Year Stock Performance

	Beginning Index Value March 25, 2010	Ending Index Value March 25, 2013
Glacier	100%	121%
Glacier Peer Group	100%	94%
S&P Bank Index	100%	116%
NASDAQ Bank Index	100%	111%

Bancshares – Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the net present value per share of Bancshares common stock under various circumstances. The analysis assumed that Bancshares performed in accordance with the consolidated internal financial projections for the years ending December 31, 2013 through December 31, 2017 as prepared by and reviewed with senior management of Bancshares. To approximate the terminal value of Bancshares common stock at December 31, 2017, Sandler O’Neill applied price to forward earnings multiples of 10.0x to 20.0x and multiples of tangible book value ranging from 75% to 150%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Bancshares’ common stock.

As illustrated in the following tables, the analysis indicates an imputed range of net present values per share of Bancshares common stock of $3.45 to $8.83 when applying the price earnings multiples (10.0 to 20.0x) to internal financial projections and $3.71 to $9.52 when applying the same multiples of tangible book value (75% to 150%) to internal financial projections.

Earnings Per Share Multiples

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
9.0%	$4.50	$5.37	$6.23	$7.10	$7.97	$8.83
10.0%	$4.30	$5.13	$5.96	$6.78	$7.61	$8.44
11.0%	$4.11	$4.90	$5.69	$6.49	$7.28	$8.07
12.0%	$3.93	$4.69	$5.44	$6.20	$6.96	$7.71
13.0%	$3.76	$4.48	$5.21	$5.93	$6.66	$7.38
14.0%	$3.60	$4.29	$4.98	$5.68	$6.37	$7.06
15.0%	$3.45	$4.11	$4.77	$5.43	$6.10	$6.76

Tangible Book Value Multiples

Discount Rate	75%	90%	105%	120%	135%	150%
9.0%	$4.84	$5.78	$6.71	$7.65	$8.58	$9.52
10.0%	$4.63	$5.52	$6.41	$7.31	$8.20	$9.09
11.0%	$4.42	$5.28	$6.13	$6.98	$7.84	$8.69
12.0%	$4.23	$5.05	$5.86	$6.68	$7.50	$8.31
13.0%	$4.05	$4.83	$5.61	$6.39	$7.17	$7.95
14.0%	$3.87	$4.62	$5.37	$6.11	$6.86	$7.61
15.0%	$3.71	$4.42	$5.14	$5.85	$6.57	$7.28

Sandler O’Neill also considered and discussed with the Bancshares’ board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Bancshares net income varied from 25% above projections to 25% below projections for the years ending December 31, 2013 through December 31, 2017. This analysis resulted in the following range of per share net present values for Bancshares common stock, using the same price to earnings multiples of 10.0x to 20.0x and a discount rate of 13.71%.

Earnings Per Share Multiples

Annual Budget Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(25.0%)	$2.77	$3.29	$3.82	$4.35	$4.87	$5.40
(20.0%)	$2.94	$3.50	$4.07	$4.63	$5.19	$5.75
(15.0%)	$3.12	$3.72	$4.31	$4.91	$5.50	$6.10
(10.0%)	$3.29	$3.93	$4.56	$5.19	$5.82	$6.45
(5.0%)	$3.47	$4.14	$4.80	$5.47	$6.14	$6.80
0.0%	$3.65	$4.35	$5.05	$5.75	$6.45	$7.15
5.0%	$3.82	$4.56	$5.29	$6.03	$6.77	$7.50
10.0%	$4.00	$4.77	$5.54	$6.31	$7.08	$7.85
15.0%	$4.17	$4.98	$5.78	$6.59	$7.40	$8.20
20.0%	$4.35	$5.19	$6.03	$6.87	$7.71	$8.56
25.0%	$4.52	$5.40	$6.28	$7.15	$8.03	$8.91

Glacier – Net Present Value Analysis

Sandler O’Neill also performed an analysis that estimated the net present value per share of Glacier common stock under various circumstances. The analysis assumed that Glacier performed in accordance with median publicly available analyst earnings estimates for the years ending December 31, 2013 and December 31, 2014 and a publicly available estimated long-term growth rate for the years thereafter as well as assumptions for annual common dividend payments, in each case as discussed with, and confirmed by, senior management of Glacier, including the pro forma impact of Glacier’s recently announced acquisitions First State Bank and Wheatland Bankshares, Inc. As of March 25, 2013, Glacier’s closing stock price was $18.73.

To approximate the terminal value of Glacier common stock at December 31, 2017, Sandler O’Neill applied price to earnings multiples ranging from 11.0x to 16.0x and multiples of tangible book value ranging from 125% to 225%. The terminal values were then discounted to present values using different discount rates ranging from 7.0% to 13.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Glacier’s common stock.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Glacier common stock of $12.10 to $21.55 when applying the price earnings multiples (11.0x to 16.0x) to management confirmed projections and $12.28 to $26.49 when applying the same multiples of tangible book value (125% to 225%) to management confirmed projections.

Earnings Per Share Multiples

Discount Rate	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
7.0%	$15.61	$16.80	$17.99	$19.18	$20.37	$21.55
8.0%	$14.94	$16.08	$17.21	$18.35	$19.48	$20.62
9.0%	$14.31	$15.40	$16.48	$17.57	$18.65	$19.73
10.0%	$13.72	$14.75	$15.79	$16.82	$17.86	$18.90
11.0%	$13.15	$14.14	$15.13	$16.12	$17.11	$18.10
12.0%	$12.61	$13.56	$14.51	$15.45	$16.40	$17.35
13.0%	$12.10	$13.01	$13.92	$14.82	$15.73	$16.63

Tangible Book Value Multiples

Discount Rate	125%	140%	155%	170%	185%	225%
7.0%	$15.84	$17.44	$19.03	$20.63	$22.23	$26.49
8.0%	$15.16	$16.69	$18.21	$19.74	$21.27	$25.33
9.0%	$14.52	$15.98	$17.44	$18.89	$20.35	$24.24
10.0%	$13.92	$15.31	$16.70	$18.09	$19.48	$23.20
11.0%	$13.34	$14.67	$16.00	$17.33	$18.66	$22.21
12.0%	$12.80	$14.07	$15.34	$16.61	$17.89	$21.28
13.0%	$12.28	$13.50	$14.71	$15.93	$17.15	$20.39

Sandler O’Neill also considered and discussed with the Glacier board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Glacier net income varied from 25% above projections to 25% below management confirmed projections. This analysis resulted in the following range of per share net present values for Glacier common stock, using the same price to earnings multiples of 11.0x to 16.0x and a discount rate of 11.7%:

Earnings Per Share Multiples

Annual Budget Variance	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
(25.0%)	$10.13	$10.85	$11.57	$12.29	$13.01	$13.73
(20.0%)	$10.66	$11.43	$12.20	$12.96	$13.73	$14.50
(15.0%)	$11.19	$12.00	$12.82	$13.64	$14.45	$15.27
(10.0%)	$11.72	$12.58	$13.44	$14.31	$15.17	$16.03
(5.0%)	$12.24	$13.16	$14.07	$14.98	$15.89	$16.80
0.0%	$12.77	$13.73	$14.69	$15.65	$16.61	$17.57
5.0%	$13.30	$14.31	$15.31	$16.32	$17.33	$18.34
10.0%	$13.83	$14.88	$15.94	$16.99	$18.05	$19.10
15.0%	$14.35	$15.46	$16.56	$17.67	$18.77	$19.87
20.0%	$14.88	$16.03	$17.19	$18.34	$19.49	$20.64
25.0%	$15.41	$16.61	$17.81	$19.01	$20.21	$21.41

Analysis of Selected Merger Transactions

Sandler O’Neill reviewed one set of comparable mergers and acquisitions. The set of mergers and acquisitions included: (i) 24 transactions announced from January 1, 2010 through March 25, 2013 involving nationwide commercial banks with disclosed deal values where the selling bank’s total assets were between $200 million and $625 million, non-performing assets to assets ratio were less than 5.00% and tangible common equity to tangible assets ratio less than 10.00%. Sandler O’Neill reviewed the following multiples: transaction price to book value, transaction price to tangible book value, transaction price at announcement to last twelve months’ earnings per share, and core deposit premium. As illustrated in the following table, Sandler O’Neill compared the proposed transaction merger multiples to the median transaction multiples of the comparable transaction group.

	Bancshares/ Glacier	Median Nationwide Transactions
Transaction Value
/Book Value Per Share:	104%	128%
/Tangible Book Value Per Share:	127%	128%
/Last Twelve Months Earnings Per Share:	20.3x	17.7x
Core Deposit Premium:	2.1%	3.9%

Pro Forma Results and Capital Ratios

Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (i) the merger closes on September 30, 2013; (ii) aggregate maximum consideration value of $29.4 million, which includes the cashing out of in-the-money options outstanding, or $8.92 per share based on Glacier’s closing stock price on March 25, 2013 of $18.73 and does not assume any additional earnings consideration between December 31,

2012 and the end of the last day of the month immediately preceding closing; (iii) Glacier would be able to achieve cost savings of approximately 12% of Bancshares’ projected operating expense and such savings would be fully-realized in 2014; (iv) pre-tax transaction costs and expenses would total approximately $3.4 million, with 50% of Glacier’s expenses recognized prior to close; (v) a core deposit intangible of approximately $2.5 million (7 year, straight-line amortization method); (vi) pretax opportunity cost of cash of 1.5%; (vii) Bancshares’ performance was calculated in accordance with Bancshares’ management’s internal consolidated financial projections and guidance; (viii) Glacier’s performance was calculated in accordance with median publicly available analyst earnings estimates for the years ending December 31, 2013 and December 31, 2014 and an estimated long-term growth rate for the years thereafter as well as assumptions for annual common dividend payments, including the pro forma impact of Glacier’s recently announced acquisitions of First State Bank and Wheatland Bankshares Inc. as provided by Glacier’s management; (ix) Bancshares would pay in full all of the deferred interest due on its $10 million of trust preferred securities and redeem the trust preferred securities at closing; and (x) various purchase accounting adjustments, including a mark-to-market adjustment on Bancshares’ loan portfolio and other real estate owned. The analyses indicated that the merger (excluding transaction expenses) would be immediately accretive to Glacier’s projected earnings per share and, that Glacier’s tangible book value payback period would be four years. The analyses also indicated that as of September 30, 2013, the merger would maintain Glacier’s regulatory capital ratios in excess of the regulatory guidelines for “well capitalized” status. The actual results achieved by the combined company, however, may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship

Sandler O’Neill acted as Bancshares financial advisor in connection with the merger and will receive a transaction fee in connection with the merger of 1.00% of the aggregate purchase price, subject to a minimum transaction fee of $300,000, both of which are subject to closing and a $100,000 fee associated with Sandler O’Neill’s rendering a fairness opinion. The entire $100,000 fairness opinion fee is to be credited against the transaction fee owed at closing. Bancshares has also agreed to reimburse Sandler O’Neill’s for reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employee and agents against certain expenses and liabilities, including liabilities under applicable federal or state law.

In the ordinary course of its broker and dealer business, Sandler O’Neill may purchase securities from and sell securities to Glacier and their respective affiliates. Sandler O’Neill may also actively trade the debt securities of Glacier or their respective affiliates for its own account and for the accounts of its customers and, accordingly may at any time hold a long or short position in such securities. The full text of Sandler O’Neill’s written opinion to Bancshares’ board of directors, which sets forth the assumptions made, matters considered, and extent of review by Sandler O’Neill, is attached as Appendix C, and is incorporated herein by reference. It should be read carefully and in its entirety in conjunction with this proxy statement/prospectus. The following summary of Sandler O’Neill’s opinion is qualified in its entirety by reference to the full text of the opinion. Sandler O’Neill’s opinion is addressed to Bancshares’ board of directors and does not constitute a recommendation to any shareholder of Bancshares as to how such shareholder should vote at the special meeting described in this proxy statement/prospectus.

Recommendation of the Bancshares Board

The board of directors of Bancshares has concluded that the proposed merger as described in the merger agreement is in the best interest of Bancshares and its shareholders. After carefully considering the proposed merger, the board of directors unanimously recommends that the shareholders of Bancshares vote “FOR” the approval of the merger agreement.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The merger agreement provides for the merger of Bancshares with and into Glacier, with Glacier as the surviving entity, and the merger of North Cascades National Bank with and into Glacier Bank, Glacier’s wholly-owned subsidiary, with Glacier Bank as the surviving entity. Following the merger, North Cascades National Bank branches will operate as either “North Cascades Bank, a division of Glacier Bank” or “NCNB, a division of Glacier Bank”

In the merger, Bancshares shareholders will have the right, subject to the proration and allocation procedures described below, with respect to each of their shares of Bancshares common stock, to elect to receive stock, cash, or a unit consisting of a mix of stock and cash.

While Glacier and Bancshares believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “ – Conditions to the Merger” and “ – Regulatory Requirements.”

If you are a Bancshares shareholder, whether you receive cash, Glacier common stock, or a unit consisting of a mix of cash and stock as merger consideration, the value of the merger consideration that you will receive will fluctuate with the market price of Glacier common stock and will depend on the daily closing price per share of Glacier common stock for the twenty trading day period beginning on the thirtieth day before the completion of the merger (the “Glacier Average Closing Price”), and, if you receive Glacier common stock as merger consideration, on the market price of Glacier common stock when you receive the shares of Glacier common stock.

Merger Consideration

The value of the consideration (in a combination of Glacier common stock and cash) that a Bancshares shareholder will receive for each share of Bancshares common stock is the sum of (i) the per share cash consideration and (ii) the per share stock consideration, referred to collectively in the merger agreement as the “merger consideration.” The per share cash consideration is the amount obtained by dividing the $13,550,000 total cash consideration (increased or reduced for any Bancshares Closing Capital adjustment or Transaction Related Expense Differential, each as defined in the merger agreement) by the number of shares of Bancshares common stock outstanding on the effective date of the merger.

Total Stock Consideration

The total stock consideration payable by Glacier is fixed at 874,194 shares of Glacier common stock, subject to adjustment under certain circumstances if the Glacier Average Closing Price is above $18.00 or below $13.00, as described below under “– Termination of the Merger Agreement.” Based on the closing price of Glacier common stock on May 14, 2013, and assuming that the Glacier Average Closing Price is above $18.00, the number of shares that Glacier would be required to issue would be reduced. See “Questions and Answers – What will Bancshares shareholders receive in the merger?”

Total Cash Consideration

The total cash consideration payable by Glacier is $13,550,000. This amount is subject to increase or reduction, as the case may be, on a dollar for dollar basis, by the amount by which the “Bancshares Closing Capital” is greater or less than $23,100,000 and by the amount by which the “Transaction Related Expenses” are greater or less than $1,700,000.

“Bancshares Closing Capital” is defined in the merger agreement as an amount, as of the closing date of the merger, equal to Bancshares’ capital stock, surplus and retained earnings determined in accordance with generally accepted accounting principles on a consolidated basis, net of goodwill and other intangible assets, and calculated in the same manner in which Bancshares’ consolidated tangible equity capital of $23,100,000 at December 31, 2012 was calculated, after giving effect to specified adjustments.

“Transaction Related Expenses” is defined in the merger agreement as payments or obligations related to the merger and incurred or payable after the date of calculation of Bancshares Closing Capital through or immediately following the date of Closing, with respect to prepayment penalties for redemption of the Trust Preferred Securities, the acceleration of unamortized Trust Preferred Securities issuance costs, unaccrued change in control, true-up or similar payments, due if any, under the Bank’s Executive Supplemental Income Trust Agreement, management retention or severance payments, and professional fees and expenses.

Stock Election

The merger agreement provides that each Bancshares shareholder who makes a valid election to receive 100% stock as consideration in the merger (a “stock election”) will have the right to receive, in exchange for each share of Bancshares common stock, subject to proration and adjustment as described below, a number of shares of Glacier common stock equal to the per share stock consideration (as defined below). The per share stock consideration is calculated as the quotient obtained by dividing (a) the per share consideration by (b) the Glacier Average Closing Price. No fractional shares of Glacier common stock will be issued in the merger, and a holder of Bancshares common stock who would otherwise be entitled to a fractional share of Glacier common stock will receive cash in lieu thereof.

Assuming for purposes of illustration only that (i) there is no increase or reduction of per share stock consideration, and (ii) the Glacier Average Closing Price is $18.00 (the closing price for Glacier common stock on May 14, 2013 was $19.33), each share of Bancshares common stock entitled to receive the per share stock consideration would receive 0.266 shares of Glacier common stock for each share of Bancshares common stock.

Because the maximum aggregate amount of cash that will be paid in the merger will be fixed at the total cash amount, in the event that the total cash amount is undersubscribed, even if a Bancshares shareholder makes a stock election, that holder may nevertheless receive a mix of cash and stock as such holder will be subject to a pro rata adjustment such that the total mix of consideration in the transaction will equal the total amount of cash and number of shares of Glacier common stock to be issued at closing. If a Bancshares shareholder makes a valid stock election, such holder’s shares are referred to as stock election shares.

Cash Election

The merger agreement provides that each Bancshares shareholder who makes a valid election to receive 100% cash as consideration in the merger (a “cash election”) will have the right to receive, in exchange for each share of Bancshares common stock, subject to proration and adjustment as described below, an amount in cash equal to the per share cash consideration (as defined below). The per share cash consideration is calculated as the quotient obtained by dividing (a) the aggregate consideration (which is equal to the total cash amount plus the total stock consideration) by (b) the aggregate number of shares of Bancshares’ common stock outstanding.

Assuming for purposes of illustration only that (i) there is no increase or reduction of the cash consideration, and (ii) the Glacier Average Closing Price immediately prior to the closing of the merger is $18.00 (the closing price for Glacier common stock on May 14, 2013 was $19.33), each share of Bancshares common stock entitled to receive cash consideration would receive a value equal to $8.92 in cash.

The aggregate amount of cash that Glacier has agreed to pay in the merger is fixed at the total cash amount. As a result, in the event that the total stock amount is undersubscribed, even if a Bancshares shareholder makes a cash election, that holder may nevertheless receive a mix of cash and stock and will be subject to a pro rata adjustment such that the total mix of consideration in the transaction will equal the total amount of cash and number of shares of Glacier common stock to be issued at closing. If a Bancshares shareholder makes a valid cash election, such holder’s shares are referred to as cash election shares.

Mixed Election

The merger agreement provides that each Bancshares shareholder who makes a valid election to receive a unit consisting of a roughly equal mix of stock and cash as consideration in the merger (a “mixed election”) will have the right to receive the per share stock consideration in respect of the portion of such holder’s shares equal to the stock percentage (as defined below), rounded to the nearest whole share, and the per share cash consideration in respect of the portion of such holder’s shares equal to the cash percentage (as defined below), rounded to the nearest whole share. The cash percentage is equal to the total cash amount payable by Glacier as a percentage of the aggregate consideration (the value of the total cash amount and the total stock consideration payable by Glacier), which will fluctuate with the price of Glacier common stock during the twenty trading day period beginning on the thirtieth day before the effective time of the merger and is subject to adjustment as described elsewhere in this proxy statement/prospectus, and the stock percentage is equal to one (1) minus the cash percentage. If Bancshares shareholder makes a valid mixed election, the shares with respect to which such holder has the right to receive the per share cash consideration are referred to as mixed cash shares and the shares with respect to which such holder has the right to receive the per share stock consideration are referred to as mixed stock shares. Bancshares shareholders making a valid mixed election are guaranteed to receive the mixed consideration and are not subject to any pro rata adjustment.

Assuming for purposes of illustration only that (i) there is no increase or reduction of the cash or stock consideration, and (ii) the Glacier Average Closing Price immediately prior to the closing of the merger is $18.00 (the closing price for Glacier common stock on May 14, 2013 was $19.33), each shareholder making a mixed election would be entitled to receive $4.13 per share in cash and approximately $4.79 (or 0.266 shares) in Glacier common stock, resulting in roughly a 46%/54% cash/stock mix.

Non-Election

Bancshares shareholders who make no election to receive cash or shares of Glacier common stock in the merger, whose elections are not received by the exchange agent by the election deadline, or whose forms of election are improperly completed and/or are not signed will be deemed not to have made an election. Bancshares shareholders not making an election may be paid in cash, Glacier common stock or a mix of cash and shares of Glacier common stock depending on, and after giving effect to, the adjustment procedures described below, the number of valid cash elections and stock elections that have been made by other Bancshares shareholders, and the number of shares held by Bancshares shareholders who provided notice of dissent to Bancshares and do not vote in favor of the merger and who have not lost their right to dissenters’ rights in accordance with the procedures and requirements of Washington law (sometimes referred to as “proposed dissenting shares”). Shares of Bancshares common stock with respect to which no election is deemed to have been made are referred to as no election shares.

Proration Procedures

The cash and stock elections are subject to adjustment to ensure that the aggregate amount of cash that would be paid in the merger is equal to the total cash amount. As a result, even if a Bancshares shareholder makes a cash election or stock election, such Bancshares shareholder may nevertheless receive some stock consideration or some cash consideration, respectively.

Within ten business days after the election deadline, unless the effective date of the merger has not yet occurred, in which case as soon thereafter as practicable, Glacier shall cause the exchange agent to effect the allocation among the holders of Bancshares common stock of rights to receive shares of Glacier common stock or cash in the merger in accordance with the election statements as follows:

Proration Adjustment if Cash Consideration is Oversubscribed. If the aggregate cash amount that would be paid upon the conversion in the merger of the cash election shares, proposed dissenting shares and the mixed cash shares is greater than the total cash amount, then:

•	all mixed stock shares, stock election shares and no election shares shall be converted into the right to receive the per share stock consideration;

•	all proposed dissenting shares shall be converted into the right to receive the per share cash consideration;

•	all mixed cash shares will be converted into the right to receive the per share cash consideration;

•

the exchange agent shall then select from among the cash election shares, by a pro rata selection process, a sufficient number of shares (such shares are referred to as stock designated shares) such that the aggregate cash amount that will be paid in the merger equals as closely as practicable the total cash amount, and all stock designated shares shall be converted into the right to receive the per share stock consideration; and

•	the cash election shares that are not stock designated shares will be converted into the right to receive the per share cash consideration.

Proration Adjustment if Cash Consideration is Undersubscribed. If the aggregate cash amount that would be paid upon conversion in the merger of the cash election shares, proposed dissenting shares and the mixed cash shares is less than the total cash amount, then:

•	all cash election shares and mixed cash shares shall be converted into the right to receive the per share cash consideration;

•	all proposed dissenting shares shall be converted into the right to receive the per share cash consideration;

•	all mixed stock shares shall be converted into the right to receive the per share stock consideration;

•

the exchange agent shall then select first from among the no election shares and then (if necessary) from among the stock election shares, by a pro rata selection process, a sufficient number of shares (such shares referred to as the cash designated shares) such that the aggregate cash amount that will be paid in the merger equals as closely as practicable the total cash amount, and all cash designated shares shall be converted into the right to receive the per share cash consideration; and

•	the stock election shares and the no election shares that are not cash designated shares shall be converted into the right to receive the per share stock consideration.

No Adjustment if Cash Consideration is Sufficiently Subscribed. If the aggregate cash amount that would be paid upon conversion in the merger of the cash election shares, proposed dissenting shares and the mixed cash shares is equal or nearly equal (as determined by the exchange agent) to the total cash amount, then:

•	a Bancshares shareholder making a cash election will receive the per share cash consideration for each share of Bancshares common stock held by such holder;

•	a Bancshares shareholder making a stock election will receive the per share stock consideration for each share of Bancshares common stock held by such holder;

•	all mixed cash shares will be converted into the right to receive the per share cash consideration; and

•	all mixed stock shares and no election shares will be converted into the right to receive the per share stock consideration.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of Bancshares common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, the exchange agent will exchange certificates representing shares of Bancshares common stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement.

Election Statement

An election statement is being distributed with this proxy statement/prospectus to each holder of record of Bancshares common stock as of record date for the Bancshares meeting permitting each holder of Bancshares common stock the ability to make a cash, stock or mixed election or to make no election with respect to the type of merger consideration they wish to receive.

Holders of Bancshares common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the election statement. Bancshares shareholders who hold their shares in “street name” should follow their broker’s instructions for making an election with respect to such shares. All election statements must be received by the exchange agent by 5:00 p.m., Pacific Time, on the date four days prior to the completion of the merger. This date is referred to as the election deadline. Shares of Bancshares common stock as to which the holder has not made a valid election prior to the election deadline will be treated as no election shares.

NOTE: The actual election deadline is not currently known. Glacier and Bancshares will issue a press release announcing the date of the election deadline at least five business days prior to that deadline. Additionally, Glacier and Bancshares will post the date of the election deadline on their respective web sites (the North Cascades National Bank web site, in the case of Bancshares), also at least five business days before that deadline.

To make an election, a holder of Bancshares common stock must submit a properly completed election statement so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election statement. Neither Bancshares nor Glacier is under any obligation to notify any holder of defects in such holder’s election statement.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline. If an election is revoked and unless a subsequent properly executed election statement is actually received by the exchange agent at or prior to the election deadline, the holder having revoked the election will be deemed to have made no election with respect to his or her shares of Bancshares common stock.

Holders will not be entitled to revoke or change their elections following the election deadline. As a result, holders who have made elections will be unable to revoke their elections.

Shares of Bancshares common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed to have made no election. If it is determined that any purported cash election, stock election or mixed election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Fractional Shares

No fractional shares of Glacier common stock will be issued to any holder of Bancshares common stock in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the Glacier Average Closing Price (the average daily closing trading price of Glacier common stock for the twenty (20) trading days immediately preceding the tenth (10th) day immediately preceding the effective date of the merger). No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

Effective Date of the Merger

Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated during the third quarter of 2013. Either Glacier or Bancshares may terminate the merger agreement if the effective date does not occur on or before October 31, 2013.

Letter of Transmittal

Within two business days after the closing of the merger, Glacier’s exchange agent will send a letter of transmittal to each person who was a Bancshares shareholder of record at the effective time of the merger. This mailing will contain instructions on how to surrender shares of Bancshares common stock in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

All shares of Glacier common stock issued to the holders of Bancshares common stock pursuant to the merger will be deemed issued as of the effective date of the merger. Until you surrender your Bancshares stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date of the merger with respect to Glacier common stock into which your shares have been converted. When you surrender your certificates, Glacier will pay any unpaid dividends or other distributions that the holder is entitled to receive as a record holder of Bancshares common stock on a date before the effective date of the merger, as well as any merger consideration payable in cash, without interest. After the effective time of the merger, there will be no transfers on the stock transfer books of Bancshares of any shares of Bancshares common stock. If certificates representing shares of Bancshares common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Bancshares common stock represented by those certificates shall have been converted.

If a certificate for Bancshares common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and reasonable assurances, such as a bond or indemnity, satisfactory to Glacier in consultation with Bancshares, and appropriate and customary identification.

Material Federal Income Tax Consequences of the Merger

This section describes the anticipated material United States federal income tax consequences of the merger of Bancshares with and into Glacier (“Holding Company Merger”), and the contemporaneous merger of North Cascades National Bank with and into Glacier Bank (“Bank Merger”), to U.S. holders of Bancshares common stock who exchange shares of Bancshares common stock for shares of Glacier common stock, cash, or a combination of shares of Glacier common stock and cash pursuant to the mergers.

For purposes of this discussion, a U.S. holder is a beneficial owner of Bancshares common stock who for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds Bancshares common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Bancshares common stock, you should consult your tax advisor.

This discussion addresses only those Bancshares shareholders that hold their Bancshares common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the United States federal income tax consequences that may be relevant to particular Bancshares shareholders in light of their individual circumstances or to Bancshares shareholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons that hold Bancshares common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	shareholders who acquired their shares of Bancshares common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

The following discussion is based on the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

In connection with the filing of the registration statement of which this document is a part, Graham & Dunn PC, counsel to Glacier, has delivered an opinion to Glacier to the effect that the Holding Company Merger and the Bank Merger will for federal income tax purposes qualify as reorganizations within the meaning of Internal Revenue Code Section 368(a); and both Glacier and Bancshares expect to report the mergers accordingly on their federal income tax returns. The opinion is based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by Glacier, Bancshares, Glacier Bank and North Cascades National Bank. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinion. The opinion is not binding on the Internal Revenue Service or the courts. Glacier and Bancshares have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequence of the mergers. Accordingly, each Bancshares shareholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder. In addition, because a Bancshares shareholder may receive a mix of cash and stock despite having made a cash election or stock election, it will not be possible for holders of Bancshares common stock to determine the specific tax consequences of the merger to them at the time of making the election.

Tax Consequences of the Merger Generally to Holders of Bancshares Common Stock. If the Holding Company Merger is a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the tax consequences are as follows:

•

gain or loss will be recognized by those holders receiving solely cash for Bancshares common stock pursuant to the merger equal to the difference between the amount of cash received by a holder of Bancshares common stock and such holder’s cost basis in such holder’s shares of Bancshares common stock;

•

no gain or loss will be recognized by those holders receiving solely shares of Glacier common stock in exchange for shares of Bancshares common stock pursuant to the merger (except with respect to any cash received instead of fractional share interests in Glacier common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Glacier Common Stock”);

•

gain (but not loss) will be recognized by those holders who receive shares of Glacier common stock and cash in exchange for shares of Bancshares common stock pursuant to the merger, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Glacier common stock and cash received by a holder of Bancshares common stock exceeds such holder’s cost basis in its Bancshares common stock, and (2) the amount of cash received by such holder of Bancshares common stock (except with respect to any cash received instead of fractional share interests in Glacier common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Glacier Common Stock”);

•

the aggregate basis of the Glacier common stock received in the merger will be the same as the aggregate basis of the Bancshares common stock for which it is exchanged, decreased by the amount of cash received in the merger (except with respect to any cash received instead of fractional share interests in Glacier common stock), decreased by any basis attributable to fractional share interests in

Glacier common stock for which cash is received, and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain, or as ordinary dividend income, as discussed below, but excluding any gain or loss recognized with respect to fractional share interests in Glacier common stock for which cash is received); and

•	the holding period of Glacier common stock received in exchange for shares of Bancshares common stock will include the holding period of the Bancshares common stock for which it is exchanged.

If holders of Bancshares common stock acquired different blocks of Bancshares common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Bancshares common stock and such holders’ basis and holding period in their shares of Glacier common stock may be determined with reference to each block of Bancshares common stock. Any such holders should consult their tax advisors regarding the manner in which cash and Glacier common stock received in the exchange should be allocated among different blocks of Bancshares common stock and with respect to identifying the bases or holding periods of the particular shares of Glacier common stock received in the merger.

Gain that holders of Bancshares common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their Bancshares common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of Bancshares common stock is generally taxed at preferential rates. In some cases, if a holder actually or constructively owns Glacier common stock other than Glacier common stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Internal Revenue Code Section 302, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of Bancshares common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of Glacier Common Stock. A holder of Bancshares common stock who receives cash instead of a fractional share of Glacier common stock will generally be treated as having received the fractional share pursuant to the merger and then as having sold that fractional share of Glacier common stock for cash. As a result, a holder of Bancshares common stock will generally recognize gain or loss equal to the difference between the amount of cash received instead of the fractional share and the basis in his or her fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Payments of cash to a holder of Bancshares common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to Glacier and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Voting Agreement

The directors and certain principal shareholders of Bancshares, together with certain executive officers of North Cascades National Bank, have entered into a voting agreement, dated as of March 27, 2013. In the voting agreement, each signing director, executive officer and principal shareholder agrees, among other things, to vote the shares of Bancshares common stock that he or she owns or controls in favor of the merger. The persons who have entered into this voting agreement are entitled to vote a total of 1,369,714 outstanding shares of Bancshares common stock, which is approximately 42% of the total shares outstanding.

Dissenters’ Rights of Appraisal

Under the Washington Business Corporation Act (“WBCA”), Bancshares shareholders are entitled to exercise dissenters’ rights and to receive the fair value in cash of their shares of Bancshares common stock if they fully comply with the provisions of the WBCA relating to dissenters’ rights, if the merger agreement is approved and the merger is consummated. As noted below, Glacier may terminate the merger agreement if holders of 10% or more of the outstanding shares of Bancshares common stock propose to exercise dissenters’ rights with respect to the merger. The following summary of the WBCA provisions with respect to dissenters’ rights is qualified in its entirety by reference to those statutes. Shareholders anticipating exercising dissenters’ rights with respect to the merger are strongly encouraged to consult their legal counsel and tax, financial or other appropriate advisors.

The WBCA requires that shareholders be accorded dissenters’ rights in connection with the proposed merger transaction. A copy of the relevant portions of the WBCA, Sections 23B.13.010 through 23B.13.310 are included as Appendix B. The following discussion of dissenters’ rights is qualified in its entirety by reference to those statutes.

A shareholder may elect to dissent from the proposed merger transaction and, upon consummation of the transaction, to receive the “fair value” of such shareholder’s Bancshares common stock.

In order to properly exercise dissenters’ rights the shareholder must:

•	Not vote in favor of the proposed merger; and

•	Prior to the time of the vote taken by Bancshares shareholders, notify Bancshares of the shareholder’s intent to exercise dissenters’ rights.

Except in certain circumstances specified in the WBCA, a shareholder electing to assert dissenters’ rights must generally assert such rights with respect to all shares of Bancshares common stock beneficially owned by the shareholder. If a shareholder fails to meet the requirements for assertion of dissenters’ rights such shareholder is not entitled to payment for his or her shares under the WBCA.

If a shareholder properly asserts dissenters’ rights and the proposed merger is consummated, Glacier, as the surviving corporation in the merger, will send each shareholder who has properly exercised dissenters’ rights a dissenter’s notice, notifying the shareholder of, among other things, the completion of the merger and providing the shareholder instructions for the deposit of certificates representing the dissenter’s Bancshares shares and supplying a form for demanding payment. A dissenting shareholder failing to timely demand payment or to deposit certificates representing the dissented Bancshares common stock is not thereafter entitled to receive payment for his or her shares under the WBCA.

Glacier, as the surviving corporation in the merger, is required to pay all dissenting Bancshares shareholders who have properly and timely exercised dissenters’ rights, deposited certificates and demanded payment of the “fair value” for their shares of Bancshares common stock. The amount of payment is determined by Glacier and made to dissenting shareholders within time frames specified by the WBCA. If a shareholder is dissatisfied with the amount of the payment determined by Glacier, such shareholder may notify Glacier in writing, within 30 days after Glacier made or offered to make payment, of the shareholder’s own estimate of the fair value of his or her shares and demand payment for such amount (less any payment made by Glacier). Glacier may, after the receipt of such demand, elect to pay the additional amount demanded or, within 60 days following receipt of such demand, commence a legal proceeding for a determination of the “fair value” of the shares.

Bancshares Stock Options

At the effective time of the merger, (i) each stock option to purchase shares of Bancshares common stock granted under the Bancshares Stock Option Plan outstanding immediately prior to the effective time that is then outstanding and unexercised shall be accelerated pursuant to the Bancshares Stock Option Plan, so that immediately prior to the effective time, each such option shall become fully exercisable with respect to the total number of shares of Bancshares common stock at the time subject to such option and may be exercised in full for all or any portion of such shares; (ii) each Bancshares stock option, with an exercise price that is less than the per share consideration (“In-the-Money Options”), that is then outstanding and unexercised will be exchanged for the right to receive cash paid by Glacier in an amount determined by multiplying the excess of the per share consideration over the per share exercise price of such option by the total number of shares subject to the In-the-Money Options held by such holder; and (iii) all other Bancshares stock options that are then unexercised and outstanding shall be terminated in accordance with the Bancshares Stock Option Plan and shall cease to exist.

Trust Preferred Securities

Pursuant to the merger agreement, Bancshares is required to take all action necessary to, contemporaneously with and contingent upon the occurrence of the closing of the merger, satisfy and discharge the Indenture, dated March 28, 2001 (the “Indenture”), between Bancshares and Wilmington Trust Company (the “Trustee”) relating to the Fixed/Floating Rate Junior Subordinated Debt Securities due June 8, 2031 issued by Bancshares, in accordance with Article XI of the Indenture and take all action necessary in order to obtain proper instruments executed by the Trustee acknowledging the satisfaction and discharge of the Indenture.

In addition, Bancshares is required to take all action necessary, unless specifically prohibited by regulatory authorities, to ensure that all payments due and owing immediately prior to the closing of the merger related to its trust preferred securities are paid in full, including, without limitation, payment on June 8, 2013 of all deferred interest due under the Indenture on such date.

Conditions to the Merger

Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Glacier and Bancshares, are as follows:

•	approval of the merger by Bancshares shareholders;

•	accuracy of the other party’s representations in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

•	compliance by the other party of all material terms, covenants, and conditions of the merger agreement;

•

that there shall have been no damage, destruction, or loss, or other event or sequence of events, that has had or can reasonably be expected to have a material adverse effect with respect to the other party;

•	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

•	the parties shall have agreed on the amount of Bancshares Closing Capital and transaction related expenses;

•	the Fairness Opinion of Sandler O’Neill shall not have been modified or withdrawn;

•	Bancshares Closing Capital will not be less than $21,500,000.

•

the registration statement filed with the SEC, required to register the Glacier common stock to be issued to shareholders of Bancshares, has become effective, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC; and

•	all appropriate regulatory agencies have approved the merger.

In addition to the above, the obligations of Glacier under the merger agreement are subject to conditions that include the following:

•	employment agreements between Glacier Bank and certain current employees of North Cascades National Bank shall be in effect as of the closing date of the merger;

•

Glacier shall have received from Graham & Dunn PC an opinion to the effect that the merger will be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;

•	Bancshares shall have paid in full all of the deferred interest due under the Indenture; and

•	Bancshares shall have taken all action necessary to satisfy and discharge the Indenture.

Additionally, either Glacier or Bancshares may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “–Termination of the Merger Agreement.”

Either Glacier or Bancshares may waive any of the other party’s conditions, except those that are required by law (such as receipt of regulatory approvals and Bancshares shareholder approval). Either Glacier or Bancshares may also grant extended time to the other party to complete an obligation or condition.

Amendment of the Merger Agreement

The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the Bancshares special meeting of the Bancshares shareholders. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of Bancshares shareholders. However, after shareholder approval, any amendments that would reduce the amount or change the form of the consideration that Bancshares shareholders will receive in the merger would require further Bancshares shareholder approval.

Termination of the Merger Agreement

The merger agreement contains several provisions entitling either Glacier or Bancshares to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not been consummated on or before October 31, 2013, then at any time after that date, the board of directors of either Glacier or Bancshares may terminate the merger agreement and the merger if (i) the terminating party’s board of directors decides to terminate by a majority vote of all if its members, and (ii) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by Bancshares shareholders, by mutual consent if the board of directors of each party agrees to terminate by a majority vote of all of its members.

Glacier Average Closing Price Greater than $18.00. By specific action of its board of directors, Glacier may terminate the merger agreement if the Glacier Average Closing Price is greater than $18.00, unless Bancshares elects, within three business days of its receipt of notice from Glacier of its intent to terminate, to accept an adjustment to the aggregate consideration through the issuance of fewer shares of Glacier common stock; in such event, the total stock consideration will be the number of shares of Glacier common stock equal to the quotient obtained by dividing $15,735,492 by the Glacier Average Closing Price. If Bancshares makes the election to accept such decrease in the number of shares of Glacier common stock to be issued, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the total stock consideration has been adjusted.

Glacier Average Closing Price Less than $13.00. By specific action of its board of directors, Bancshares may terminate the merger agreement if the Glacier Average Closing Price is less than $13.00, unless Glacier elects, within three business days of its receipt of notice from Bancshares of its intent to terminate, to adjust the aggregate consideration through the payment of additional cash and/or the issuance of additional shares of Glacier common stock; so that the aggregate consideration is equal to $24,914,522, plus any increase or minus any decrease in the total cash amount based upon the closing capital differential (difference between Bancshares Closing Capital and $23,100,000) and Transaction Related Expense Differential (difference between final transaction related expenses and $1,700,000). If Glacier elects to increase the aggregate consideration, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the total stock consideration has been adjusted.

No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

Breach of Representation or Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement (so long as it is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement), if (i) the Bancshares board of directors fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether the Bancshares board of directors recommends approval of the merger to its shareholders, Glacier may terminate the merger agreement if Bancshares shareholders elect not to approve the merger.

Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the States of Montana or Washington to restrain or invalidate the merger or the merger agreement.

Dissenting Shares. Glacier may terminate the merger agreement if holders of 10% or more of the outstanding shares of Bancshares common stock are proposed dissenting shares.

Superior Proposal – Termination by Bancshares. Bancshares may terminate the merger agreement if its board of directors determines in good faith that Bancshares has received a “Superior Proposal” as defined in the merger agreement. This right is subject to the requirement that Bancshares may terminate the merger agreement only if Bancshares (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties; and (ii) subsequent to delivering the notice of termination to Glacier, Bancshares intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) Bancshares has provided Glacier with at least five business days prior notice that Bancshares intends to accept a Superior Proposal and has given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement (negotiated in good faith between Glacier and Bancshares) in such a manner as would enable Bancshares to proceed with the merger and (iv) simultaneously upon entering into a letter of intent or agreement relating to the Superior Proposal, it delivers to Glacier the break-up fee described below.

Superior Proposal – Termination by Glacier. Glacier may terminate the merger agreement if (i) an “Acquisition Event” (as defined in the merger agreement) has occurred or (ii) a third party has made a proposal to Bancshares or its shareholders to engage in, or has entered into an agreement with respect to, an Acquisition Event, and the merger agreement and the merger are not approved at the special meeting of Bancshares shareholders.

Failure to Obtain Bancshares Shareholder Approval. Bancshares may terminate the merger agreement if shareholders of Bancshares fail to approve the merger agreement and/or the merger at the special meeting of Bancshares shareholders.

Termination Fees

Subject to certain exceptions, Bancshares will pay Glacier a termination fee of $300,000 if Glacier terminates the merger agreement based on a Bancshares breach of its representations or breach of its covenants. Glacier will pay Bancshares a termination fee of $300,000 if Bancshares terminates the merger agreement based on a Glacier breach of its representations or breach of its covenants.

Break-Up Fee

If the merger agreement is terminated because (i) the Bancshares board of directors fails to recommend approval of the merger agreement or modifies, withdraws or changes its recommendation in a manner adverse to Glacier; or (ii) Bancshares terminates the merger agreement after receiving a “Superior Proposal” (as defined in the merger agreement) and Glacier declines the opportunity to amend the terms of the merger agreement to enable Bancshares’ board of directors to proceed with the merger, then Bancshares will immediately pay Glacier a break-up fee of $1,355,000. If the merger agreement is terminated by Glacier due to Bancshares’ receipt of a proposal to enter into an Acquisition Event and the merger agreement and merger are not approved at the Bancshares shareholders’ meeting, and prior to or within six months after such termination, Bancshares or North Cascades National Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within 12 months after such termination an Acquisition Event has occurred, then Bancshares will promptly pay to Glacier the break-up fee in the amount of $1,355,000.

Allocation of Costs Upon Termination

If the merger agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee) Glacier and Bancshares will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.

Conduct Pending the Merger

The merger agreement provides that, until the merger is effective, Bancshares will conduct its business only in the ordinary and usual course. The merger agreement also provides that, unless Glacier otherwise consents in writing, and except as required by applicable regulatory authorities, Bancshares will refrain from engaging in various activities such as:

•

effecting any stock split or other recapitalization with respect to Bancshares or North Cascades National Bank, or pledge or encumber any shares of Bancshares or North Cascades National Bank stock or grant any options for such stock;

•	declaring or paying any dividends, or making any other distributions with regards to Bancshares stock or assets of Bancshares;

•	acquiring, selling, transferring assigning or encumbering or otherwise disposing of assets or making any commitment other than in the ordinary course of business;

•

soliciting or accepting deposit accounts of a different type than previously accepted by North Cascades National Bank or at rates materially in excess of prevailing interest rates, or, with specified exceptions, incurring any indebtedness for borrowed money;

•

offering or making loans or other extensions of credit of a different type, or applying different underwriting standards, from those previously offered or applied by North Cascades National Bank, or offering or making a loan or extension of credit in an amount greater than $1,000,000 without prior consultation with Glacier;

•

with specified exceptions, acquiring an ownership or leasehold interest in real property without conducting an appropriate environmental evaluation and providing specified information and notices to Glacier;

•	with specified exceptions, entering into, renewing, amending or terminating any contracts calling for a payment of more than $25,000, with a term of one year or more;

•

with specified exceptions, entering into or amending any contract calling for a payment of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days’ notice or less;

•	with specified exceptions, entering into any personal services contract;

•

selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain or loss realized from all sales after the date of execution of the merger agreement would exceed $25,000, or transferring investment securities between portfolios;

•	amend its Articles of Incorporation, Bylaws or other formation agreement, or convert its charter of form of entity;

•	with specified exceptions, materially changing its operations, policies or procedures;

•	other than in accordance with binding existing commitments, making capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate;

•	entering into material transactions or making any material expenditures other than in the ordinary course of business except for expenses reasonably related to the completion of the merger.

North Cascades National Bank Management and Operations After the Merger

Immediately following the merger, North Cascades National Bank will be merged with and into Glacier Bank. It is anticipated that the former North Cascades National Bank branches will operate after the closing as either “North Cascades Bank, a division of Glacier Bank” or “NCNB, a division of Glacier Bank” (to be referred to as the “Division”) consistent with Glacier’s organizational structure. The current members of North Cascades National Bank’s board of directors will serve as Glacier Division directors following the merger.

As described below under “–Interests of Certain Persons in the Merger,” Scott C. Anderson, President and CEO of North Cascades National Bank, Michele L. Bird, Senior Vice President and Chief Financial Officer of North Cascades National Bank, Jeffrey R. Davis, Executive Vice President and Chief Credit Officer of North Cascades National Bank, and Dinah E. Corrigan, Senior Vice President and Senior Operations Officer of North Cascades National Bank have entered into employment agreements with Glacier, effective upon the closing of the merger, pursuant to which they will serve in their current capacities as officers of the Division.

Employee Benefit Plans

The merger agreement confirms Glacier’s intent that Glacier’s current personnel policies and benefits will apply to any employees of Bancshares and North Cascades National Bank who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier that are generally available to similarly-situated employees of Glacier. For purposes of such participation, current employees’ prior service with Bancshares and/or North Cascades National Bank will constitute prior service with Glacier for purposes of determining eligibility and vesting, including vacation time and participation and benefits under Glacier’s Severance Plan for employees in effect at the time of any termination.

Interests of Certain Persons in the Merger

Certain members of the Bancshares board of directors and management may be deemed to have interests in the merger, in addition to their interests as shareholders of Bancshares generally. The Bancshares board of directors was aware of these factors and considered them, among other things, in approving the merger agreement.

Stock Ownership. Bancshares directors, executive officers and their spouses beneficially owned, as of the record date for the special meeting, 1,490,782 shares of Bancshares common stock, representing approximately 45% of all outstanding Bancshares shares. The directors and executive officers of Bancshares will receive the same consideration in the merger for their shares as other shareholders of Bancshares.

Voting Agreement. The directors and certain principal shareholders of Bancshares, together with certain executive officers of North Cascades National Bank, have entered into a voting agreement, dated as of March 27, 2013. Pursuant to the voting agreement, each signing director, executive officer and principal shareholder agrees to vote the shares of Bancshares common stock that he or she owns or controls in favor of the merger. A total of 1,369,714 outstanding shares, or approximately 42% of the outstanding shares of Bancshares common stock, are covered by the voting agreement.

Bancshares Director Non-Competition Agreement. Each member of the board of directors of Bancshares has entered into a non-competition agreement with Glacier, Bancshares and North Cascades National Bank. Except under certain limited circumstances, the non-competition agreement prohibits such directors from becoming involved in a business competing with Glacier or any of Glacier’s subsidiaries, divisions or affiliates within Chelan, Douglas, Grant and Okanogan counties in Washington or any county in Washington into which Glacier or Glacier Bank expands their business during the term of the agreement. The term of the non-competition agreement commences upon the effective date of the merger and continues until the later of (i) two years following the closing of the merger or (ii) two years following termination of such director’s service on the board of directors of the Division.

Employment and Consulting Agreements. Glacier Bank has entered into employment agreements with the following current officers of North Cascades National Bank: Scott C. Anderson, President and CEO, Michele L. Bird, Senior Vice President and Chief Financial Officer, Jeffrey R. Davis, Executive Vice President and Chief Credit Officer, and Dinah E. Corrigan, Senior Vice President and Senior Operations Officer.

The employment agreements are effective on (and conditioned upon) the closing of the merger and continue for three years thereafter. The agreements provide that each executive will continue to serve in his current capacity as an executive of the Division. The agreements provide that the executive will receive specified “Aggregate Compensation” (annualized base salary, 401(k) match, profit-sharing accrual and long-term incentive plan accrual). The total annual Aggregate Compensation payable to Mr. Anderson will be $280,000, to Ms. Bird will be $130,000, to Mr. Davis will be $158,000 and to Ms. Corrigan will be $130,000. Any shortfall in Aggregate Compensation at December 31 of any calendar year will be remedied through the payment of a year-end bonus. Until such time as such executives become eligible to participate in Glacier’s profit sharing plan, short term incentive plan and long term incentive plan for Division executives, executives’ bonuses in excess of the amount comprising the Aggregate Compensation, if any, will be determined by Glacier Bank’s board of directors in conjunction with such determination of the Glacier’s President and CEO. Additionally, the executives will be entitled to participate in any group life insurance, disability, health and accident insurance plans, and other employee fringe benefit plans that Glacier or Glacier Bank may have in effect from time to time for its similarly situated employees.

If the executive’s employment is terminated for “Cause” or the executive terminates his employment without “Good Reason’ (as such terms are defined in the agreement), Glacier Bank will pay the executive the salary earned and expenses reimbursable incurred through the date of termination.

If the executive’s employment is terminated without Cause or the executive terminates his employment for Good Reason, then contingent upon the executives’ execution of a release of claims, Glacier Bank will pay the executive a lump sum payment equal to the lesser of (i) one times the executive’s annual base salary at the time of termination or (ii) the amount of annual salary remaining to be paid under the term of the agreement.

If the executive’s employment is terminated upon a Change in Control (as defined), executive waives all and any rights, entitlement and agreements to severance payments, compensation, monies, benefits or any continuation of compensation or benefit plan.

The agreements provide that during the term of the agreement and for the later of two years after the effective date or two years after executive’s employment with Glacier Bank has ended, the executive will not engage in any activity within Chelan, Douglas, Grant and Okanogan counties in Washington, that is competitive with the business of Glacier or Glacier Bank.

Additionally, the agreements provide that during the period of employment or one year after the executive’s employment with Glacier Bank has ended, the executive will not persuade or entice, or attempt to persuade or entice, (i) any employee of Glacier or Glacier Bank to terminate his or her employment, or (ii) any person or entity to terminate its business relationship with Glacier or Glacier Bank.

In addition, Glacier Bank has entered into an independent consulting agreement with John D. McQuaig, the chairman of Bancshares’ and North Cascades National Bank’s board of directors. The independent consulting agreement will be effective on (and conditioned upon) the closing of the merger and continue for one year thereafter.

The independent consulting agreement provides that Mr. McQuaig will assist Glacier Bank with marketing and shareholder relations efforts and will receive aggregate compensation under the agreement of $75,000. The agreement also provides that during the term of the agreement and for a period of two years after Mr. McQuaig’s engagement ends, Mr. McQuaig will not engage in any activity within Chelan, Douglas, Grant and Okanogan counties in Washington that is competitive with the business of Glacier or Glacier Bank.

Additionally, the agreement provides that during the period of his independent contractor relationship, or one year after such relationship with Glacier Bank has ended, Mr. McQuaig will not persuade or entice, or attempt to persuade or entice, (i) any employee of Glacier or Glacier Bank to terminate his or her employment, or (ii) any person or entity to terminate its business relationship with Glacier or Glacier Bank.

Indemnification of Directors and Officers; Insurance. The merger agreement provides that Glacier will, for a period of four years following the closing of the merger, indemnify the present and former directors and officers of Bancshares and North Cascades National Bank against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger (but excluding, to the extent such officer or director is an indemnifying party under the Indemnification Agreement, any claims for indemnification made against such former officer or director pursuant thereto). The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under applicable law and the articles of incorporation or bylaws of Bancshares and North Cascades National Bank, as applicable.

The merger agreement also provides that for a period of four years following the closing of the merger, Glacier will use reasonable efforts to cause to be maintained in effect, director and officer liability insurance substantially similar to that maintained by Glacier with respect to claims arising from facts or events that occurred before the effective date of the merger.

Regulatory Requirements

Closing of the merger is subject to approval or a waiver by the appropriate banking regulatory authorities, including the Federal Deposit Insurance Corporation.

Accounting Treatment of the Merger

The acquisition of Bancshares will be accounted for using the purchase method of accounting by Glacier under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of Bancshares will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed will be recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of Bancshares will be included in Glacier’s consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company’s earnings following completion of the merger.

INFORMATION CONCERNING NORTH CASCADES BANCSHARES

General

North Cascades Bancshares is a Washington corporation formed on June 22, 1990 for the purpose of acquiring the stock of North Cascades National Bank and becoming the holding company for North Cascades National Bank. Bancshares is registered with the Board of Governors of the Federal Reserve System as a bank holding company. Bancshares has no substantial operations separate or apart from North Cascades National Bank.

The principal offices of Bancshares are located at 220 Johnson Avenue, Chelan, Washington 98816.

North Cascades National Bank is a national banking association, organized under the federal laws of the United States of America, which commenced operations in December of 1986. As of March 31, 2013, North Cascades National Bank had total assets of approximately $336.8 million, total net loans of approximately $206.5 million, total deposits of approximately $289.9 million and approximately $41.6 million of shareholders’ equity.

Market Area

North Cascades National Bank currently operates nine banking offices, one in each of the following locations: Brewster, Chelan, East Wenatchee, Grand Coulee, Okanogan, Omak, Twisp, Waterville, and Wenatchee. Its principal market area consists of Chelan, Douglas, Grant and Okanogan counties in Washington.

Lending Activities

North Cascades National Bank’s principal business is to accept deposits from the public and to make loans and other investments. To develop business, North Cascades National Bank relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by North Cascades National Bank. North Cascades National Bank offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, North Cascades National Bank provides term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers and commercial real estate loans. North Cascades National Bank offers consumers residential mortgage loans, home equity loans, automobile loans and various other consumer installment loans.

At March 31, 2013, North Cascades National Bank’s consolidated total loan portfolio was $209.7 million, representing approximately 62% of its total assets. As of such date, North Cascades National Bank’s loan portfolio consisted of 18% one-to-four family real estate secured loans, 44% commercial real estate secured loans (excluding construction and land development loans), 6% real estate construction and land development loans, 12% commercial loans, 1% installment or consumer loans and 18% farm and agriculture loans.

Deposit and Banking Services

Customers of North Cascades National Bank are provided with a full complement of traditional banking and deposit products. North Cascades National Bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Washington, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts.

North Cascades National Bank does a substantial amount of business with individuals, as well as with customers in small to medium-sized commercial, industrial and agriculture businesses. The primary sources of core deposits are residents of North Cascades National Bank’ s primary market area and businesses and their employees located in that area. North Cascades National Bank also obtains deposits through personal solicitation by the bank’s officers and directors and through local advertising. For the convenience of its customers, North Cascades National Bank offers drive-through banking facilities, automated teller machines, internet banking, direct deposit, night depositories, personalized checks, merchant bank card processing and safe deposit boxes. North Cascades National Bank’s services also include cashier’s checks, domestic wire transfers, account research, stop payments, and telephone and internet based transfers between accounts.

North Cascades Bancshares and North Cascades National Bank Summary Financial Information

The following selected financial information for the fiscal years ended December 31, 2012, 2011 and 2010 are derived from audited financial statements of North Cascades Bancshares on a consolidated basis:

North Cascades Bancshares

Balance Sheet

	Quarter Ended March 31, 2013	Year Ended December 31,
		2012	2011	2010
Cash and Due from Banks	$38,890	$32,421	$17,271	$29,628
Fed Funds	—	—	—	—
Certificates of deposit	2,580	2,580	100	100
Securities	56,616	62,194	73,930	51,528
Gross Loans	209,690	219,094	207,522	213,332
Allowance for Loan Loss	3,232	3,244	4,094	4,058
Net Loans	206,458	215,850	203,428	209,274
Premises & Fixed Assets	10,560	10,678	11,233	11,102
Other Assets	22,519	23,092	23,775	25,128

Total Assets	$337,623	$346,815	$329,737	$326,760

Deposits	289,719	299,634	285,558	279,000
Fed Funds & Repos	0	0	0	0
Borrowings	10,310	10,310	10,310	16,231
Other Liabilities	9,224	8,629	7,115	6,916

Total Liabilities	309,253	318,573	302,983	302,147

Equity	28,370	28,242	26,754	24,613

Total Liabilities and Shareholder Equity	$337,623	$346,815	$329,737	$326,760

North Cascades Bancshares

Income Statement

	Quarter Ended March 31, 2013	Year Ended December 31,
		2012	2011	2010
Interest Income	$3,173	$13,658	$15,161	$15,599
Interest Expense	548	2,567	3,489	4,276
Net Interest Income	2,625	11,091	11,672	11,323
Loan Loss Provision	82	215	440	1,841
Non-interest Income	355	2,012	2,976	1,805
Non-interest Expense	2,809	10,952	11,422	11,541
Pre-Tax Income	89	1,936	2,786	(254)
Taxes	(11)	496	728	(223)
Net Income	$100	$1,440	$2,058	($31)

Competition

North Cascades National Bank experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than North Cascades National Bank.

North Cascades National Bank also competes with companies located outside of its primary market that provide financial services to persons within this market. Some of North Cascades National Bank’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than North Cascades National Bank and some of them are not subject to the same degree of regulation as North Cascades National Bank.

Employees

As of March 31, 2013, North Cascades National Bank had 71 full-time and 19 part-time employees. Bancshares does not have any of its own employees but rather utilizes the support staff and officers of North Cascades National Bank and pays North Cascades National Bank for these services. North Cascades National Bank believes that it has a good relationship with its employees and the employees are not represented by a collective bargaining agreement.

Properties

Bancshares currently owns one property (total of 2,436 square feet) adjacent to the North Cascades National Bank’s Chelan branch and administrative offices located at 220 Johnson Avenue, PO Box 1648, Chelan, Washington 98816.

North Cascades National Bank’s principal office is located at 220 Johnson Avenue, PO Box 1648, Chelan, Washington 98816. In addition to its principal office, North Cascades National Bank maintains branch offices in Brewster, East Wenatchee, Grand Coulee, Okanogan, Omak, Twisp, Waterville and Wenatchee Washington. North Cascades National Bank also owns two former branch offices in Bridgeport, Washington and in Coulee City, Washington.

All of the buildings are owned by North Cascades National Bank. With regards to the Brewster location, North Cascades National Bank is currently a party to a Commercial Ground Lease Agreement with Brewster Triad, LP (as Lessor), dated as of April 3, 2006. The term is for 20 years, with two 10-year options to renew by the Bank.

Legal Proceedings

From time to time, litigation arises in the normal conduct of Bancshares’ business. Bancshares, however, is not currently involved in any litigation that management of Bancshares believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Share Ownership of Principal Shareholders, Management and Directors of Bancshares

The following table shows, as of May 6, 2013, the beneficial ownership of Bancshares common stock by (i) each person known by Bancshares to be the beneficial owner more than 5% of Bancshares’ outstanding common stock, (ii) each of Bancshares’ directors and executive officers; and (iii) all of Bancshares’ directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

Name	Shares Beneficially Owned	Percentage of Class

Directors and Executive Officers

Scott Anderson	57,741	1.8%

Michele Bird	3,901	0.1%

Dinah Corrigan	117,167	3.6%

Arthur Campbell	151,270	4.6%

Jeffrey Davis	—	—%

John Janney	125	0.0%

Robert Kiesz	85,059	2.6%

John McQuaig	615,820	18.8%

Henry Precht	154,245	4.7%

Greg Stafford	110,714	3.4%

David Zuluaga	194,740	5.9%

All Directors and Executive Officers as a group (11 persons)	1,490,782	45.5%

DESCRIPTION OF GLACIER’S CAPITAL STOCK

Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

Glacier common stock is listed for trading on The NASDAQ Global Select Market under the symbol “GBCI.”

Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities.

For additional information concerning Glacier’s capital stock, see “Comparison Of Certain Rights Of Holders Of Glacier And Bancshares Common Stock.”

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF

GLACIER AND BANCSHARES COMMON STOCK

Montana law and Glacier’s articles of incorporation and bylaws govern the rights of Glacier’s shareholders and will govern the rights of Bancshares’ shareholders, who will become shareholders of Glacier as a result of the merger. The rights of Bancshares’ shareholders are currently governed by Washington law and by Bancshares’ articles of incorporation and bylaws. The following is a brief summary of certain differences between the rights of Glacier and Bancshares shareholders. This summary is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified by the documents referenced and the respective laws of Montana and Washington. See also “Where You Can Find More Information About Glacier.”

General

Under its articles of incorporation, Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.

Under its articles of incorporation, Bancshares’ authorized capital consists of 9,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.

The following is a more detailed description of Glacier’s and Bancshares’ capital stock.

Common Stock

As of March 31, 2013, there were 72,018,617 shares of Glacier common stock issued and outstanding, in addition to options for the purchase of 273,745 shares of Glacier common stock under Glacier’s employee and director stock option plans.

As of March 31, 2013, there were 3,284,271 shares of Bancshares common stock issued and outstanding, in addition to options for the purchase of 97,600 shares of Bancshares common stock under Bancshares’ 2002 Stock Option Plan.

Preferred Stock

As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

As of the date of this proxy statement/prospectus, Bancshares had no shares of preferred stock issued. The Bancshares board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Bancshares board of directors may determine.

Dividend Rights

Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends.

The ability of Glacier to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay.

Dividends may be paid on Bancshares common stock as and when declared by the Bancshares board of directors out funds legally available for the payment of dividends. Bancshares’ payment of dividends is generally subject to the same considerations described above with respect Glacier.

Voting Rights

All voting rights are currently vested in the holders of Glacier common stock and Bancshares common stock, with each share being entitled to one vote.

The articles of incorporation of Glacier provide that shareholders do not have cumulative voting rights in the election of directors. The articles of incorporation of Bancshares provide that shareholders do not have cumulative voting rights in the election of directors or for any other purpose.

Preemptive Rights

Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued.

Bancshares’ shareholders do not have a preemptive right to acquire the corporation’s shares or rights to acquire shares.

Liquidation Rights

If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

If Bancshares is liquidated, the holders of Bancshares common stock are entitled to share, on a pro rata basis, Bancshares’ remaining assets after provision for liabilities.

Assessments

All outstanding shares of Glacier common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. Shares of Bancshares common stock are fully paid and nonassessable.

Amendment of Articles and Bylaws

The Montana Business Corporation Act (“MBCA”) authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Glacier board of directors may, by a majority vote, amend Glacier’s bylaws.

The Washington Business Corporation Act (“WBCA”) authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by the shareholders at a meeting at which a quorum exists. The bylaws of Bancshares provide that subject to repeal or change by action of the shareholders, the bylaws may be altered, amended or repealed, from time to time and in whole or in part, by the affirmative vote of a majority of the board of directors or by consent.

Approval of Certain Transactions

The MBCA does not contain any “anti-takeover” provisions imposing specific requirements or restrictions on transactions between a corporation and significant shareholders. Glacier’s articles of incorporation contain a provision requiring that specified transactions with an “interested shareholder” be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by Glacier’s board of directors, or (ii) certain price and procedural requirements are satisfied. An “interested shareholder” is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier’s voting stock.

Bancshares’ articles of incorporation contain a provision that gives the Bancshares board of directors the authority to oppose a tender offer or other offer for Bancshares’ securities. When considering whether to oppose an offer, the board may, but it is not legally obligated to, consider any pertinent issues including, but not limited to, the following: (i) whether the offer price is acceptable based on historical and present operating results or financial condition of Bancshares; (ii) whether a more favorable price could be obtained for Bancshares’ securities; and (iii) the impact of the acquisition on the employees and customers of Bancshares and its subsidiaries. If the Board determines that an offer should be rejected, it may, among other lawful actions, advise its shareholders not to accept the offer.

Board of Directors – Number of Directors

Glacier’s articles of incorporation provide that the number of directors may not be less than seven or more than 17. Glacier’s board currently consists of 11 members, each of whom is currently serving an annual term.

Bancshares’ bylaws provide that the number of directors may not be less than five or more than twenty-five. The board of directors of Bancshares currently consists of eight members, each of whom is currently serving an annual term.

Indemnification and Limitation of Liability

Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Glacier’s bylaws provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action. Under the MBCA, any indemnification of a director in a derivative action must be reported to shareholders in writing prior to the next annual meeting of shareholders.

Glacier’s articles of incorporation provide that the personal liability of directors and officers for monetary damages shall be eliminated to the full extent permitted by the MBCA.

Under the WBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or at least not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Washington law requires indemnification if the director or officer is wholly successful on the merits of the action. Bancshares’ bylaws provide that to the extent permitted or required by the WBCA, Bancshares shall indemnify its directors and officers and shall advance fees to such persons incurred in the applicable proceeding.

Bancshares’ articles of incorporation provide that there shall be no personal liability, either direct or indirect, of any director to Bancshares or its shareholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that the WBCA expressly prohibits the elimination of liability.

Potential “Anti-Takeover” Provisions

Glacier’s articles of incorporation include certain provisions that could make more difficult the acquisition of Glacier by means of a tender offer, a proxy contest, merger or otherwise. These provisions consist of a requirement that any “Business Combination” (as defined in the articles of incorporation) be approved by the affirmative vote of not less than 80% of the voting power of the then outstanding shares unless it is either approved by the board of directors or certain price and procedural requirements are satisfied.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

The “supermajority” approval requirement for certain business transactions and the availability of Glacier’s preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier’s shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action was favored by a majority of Glacier’s shareholders.

CERTAIN LEGAL MATTERS

The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Moore, Cockrell, Goicoechea & Axelberg, P.C., Kalispell, Montana.

EXPERTS

The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2012 and 2011 and for each of the years in the three year period ended December 31, 2012 have been incorporated by reference herein and in the registration statement in reliance upon the reports of BKD, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows Glacier to “incorporate by reference” information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC. These documents contain important information about Glacier and its finances:

•	Annual Report on Form 10-K for the year ended December 31, 2012;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2013;

•	Proxy Statement for Glacier’s 2013 Annual Meeting of Shareholders; and

•	Current Reports on Form 8-K filed January 24, 2013; February 26, 2013; March 28, 2013, April 18, 2013 and April 29, 2013; (other than the portions of those documents not deemed to be filed).

In addition, Glacier is incorporating by reference additional documents that Glacier files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of Bancshares, provided, however, that Glacier is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

Glacier files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Glacier may file with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information About Glacier” in the forepart of this document.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated             , 2013. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to Bancshares shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

APPENDIX A

EXECUTION COPY

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.

GLACIER BANK

NORTH CASCADES BANCSHARES, INC. AND

NORTH CASCADES NATIONAL BANK

DATED AS OF MARCH 27, 2013

CONFIDENTIAL

ai

CONFIDENTIAL

SECTION 6. DIRECTORS, OFFICERS AND EMPLOYEES		42

6.1	Director and Shareholder Agreements.	42
6.2	Employee Benefit Issues.	42
6.3	Indemnification of Directors and Executive Officers.	42

SECTION 7. TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION		43

7.1	Termination by Reason of Lapse of Time.	43
7.2	Termination Due To GBCI Average Closing Price Greater Than $18.00.	43
7.3	Termination Due To GBCI Average Closing Price Less than $13.00.	44
7.4	Other Grounds for Termination.	44
7.5	Termination Fee Payable By Bancshares.	46
7.6	Termination Fee Payable By GBCI.	46
7.7	Break-Up Fee.	46
7.8	Cost Allocation Upon Termination.	47

SECTION 8. MISCELLANEOUS		47

8.1	Notices	47
8.2	Waivers and Extensions.	47
8.3	Construction and Execution in Counterparts.	48
8.4	Survival of Representations, Warranties, and Covenants.	48
8.5	Attorneys’ Fees and Costs.	48
8.6	Arbitration.	48
8.7	Governing Law and Venue.	49
8.8	Severability.	49
8.9	No Assignment.	49
8.10	Time of the Essence.	49

SECTION 9. AMENDMENTS		49

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CONFIDENTIAL

List of Schedules and Exhibits

SCHEDULES:

Schedule 3.1.1	Offices of Bancshares/the Bank

Schedule 3.1.2	Third Party Consents Required by Bancshares/the Bank

Schedule 3.1.3	Capital Stock – Bancshares/the Bank

Schedule 3.1.4	Subsidiaries; Investments

Schedule 3.1.5	Financial Statements

Schedule 3.1.6	Properties

Schedule 3.1.7	Environmental Matters

Schedule 3.1.9	Absence of Regulatory Action

Schedule 3.1.10	Material Contracts

Schedule 3.1.16	Asset Classifications

Schedule 3.1.17	Litigation

Schedule 3.1.18	Insurance Policies

Schedule 3.1.20	Benefit Plans

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PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.,

GLACIER BANK,

NORTH CASCADES BANCSHARES, INC. AND NORTH CASCADES NATIONAL BANK

This Plan and Agreement of Merger (the “Agreement”), dated as of March 27, 2013, is made by and between GLACIER BANCORP, INC. (“GBCI”), GLACIER BANK, NORTH CASCADES BANCSHARES, INC. (“Bancshares”) and NORTH CASCADES NATIONAL BANK (the “Bank”).

PREAMBLE

The management and boards of directors of GBCI and Bancshares believe that the proposed Merger, to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

RECITALS

A.	The Parties.

(1)	GBCI is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). GBCI’s principal office is located in Kalispell, Montana.

(2)	Glacier Bank is a duly organized and validly existing Montana state-chartered bank and a wholly owned subsidiary of GBCI. Glacier Bank maintains its principal office in Kalispell, Montana and operates eleven separately branded banking divisions (the collectively, the “Glacier Bank Divisions”).

(3)	Bancshares is a corporation duly organized and validly existing under Washington law and is a registered bank holding company under the BHC Act. Bancshares’ principal office is located in Chelan, Washington.

(4)	The Bank is a national banking association, duly organized and validly existing under the federal laws of the United States of America and wholly owned subsidiary of Bancshares. The Bank’s principal office is located in Chelan, Washington. In addition to its principal office, the Bank maintains branch offices in Brewster, East Wenatchee, Grand Coulee, Okanogan, Omak, Twisp, Waterville, and Wenatchee, Washington.

B.	The Transaction. On the Effective Date, (i) Bancshares will merge with and into GBCI, with GBCI as the surviving entity, (ii) immediately thereafter the Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI, and (iii) the former branches of the Bank will operate under the name “North Cascades Bank” or “NCNB” as a division of Glacier Bank (the “Division”) and in the same general manner as the Glacier Bank Divisions.

C.	Board Approvals. The respective boards of directors of GBCI, Glacier Bank, Bancshares and the Bank have approved this Agreement and authorized its execution and delivery.

D.	Other Approvals. The Merger is subject to:

(1)	Satisfaction of the conditions described in this Agreement;

(2)	Approval of this Agreement and/or the Merger by Bancshares’ shareholders; and

(3)	Approval or acquiescence, as appropriate, of the Transaction by the Federal Deposit Insurance Corporation (“FDIC”), the Board of Governors of the Federal Reserve System (“Federal Reserve”), the Office of the Comptroller of the Currency (“OCC”), the Commissioner of the Montana Division of Banking and Financial Institutions and any other agencies having jurisdiction over the Transaction.

E.	Consulting and Employment Agreements. Glacier Bank has entered into agreements, to be effective as of the Effective Date, with the Chairman of the Bank and certain of the Bank’s employees regarding their post-Closing services with the Division.

F.	Director and Shareholder Agreements. In connection with the parties’ execution of this Agreement, the directors of Bancshares and the Bank, and each principal (i.e. 5% or more) shareholder of Bancshares, has entered into agreements pursuant to which, among other things, each agrees to vote his or her shares of Bancshares Stock in favor of the actions contemplated by this Agreement and to refrain from competing with GBCI and/or Glacier Bank and their respective successors for a period of time.

G.	Fairness Opinion. Bancshares has received from Sandler O’Neill & Partners an opinion to the effect that the Merger Consideration is fair from a financial point of view to Bancshares’ shareholders.

H.	Bank Merger Agreement. Concurrent with the parties’ execution of this Agreement, the Bank and Glacier Bank have entered into a merger agreement providing for the Bank Merger (the “Bank Merger Agreement”).

I.	Intention of the Parties – Tax Treatment. The parties intend that the Transaction shall qualify, for federal income tax purposes, as a tax-free reorganization under IRC Section 368(a), and that this Agreement shall constitute a “plan of reorganization” for purposes of IRC Section 368 of the Code.

J.	Bancshares’ Options. In connection with the parties’ execution of this Agreement, each holder of an option to acquire shares of Bancshares Stock has entered into an agreement pursuant to which he has agreed not to exercise any of his options prior to the Effective Time or the Termination Date.

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, GBCI, Glacier Bank, Bancshares and the Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings:

“Acquisition Event” means any of the following: (i) a merger, consolidation or similar transaction involving Bancshares, its Subsidiaries or any successor, (ii) a purchase, lease or other acquisition in one or a series of related transactions of assets of Bancshares or any of its Subsidiaries representing 25% or more of the consolidated assets of Bancshares and its Subsidiaries, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 50% or more of the voting power of Bancshares or its Subsidiaries, in each case with or by a Person or entity other than GBCI or one of its Subsidiaries.

“Acquisition Proposal” has the meaning assigned to such term in Section 4.1.11.

“Agreement” means this Plan and Agreement of Merger.

“Aggregate Consideration” has the meaning assigned to such term in Section – 1.2.3(iv)(1).

“Appraisal Laws” has the meaning assigned to such term Section 1.6.

“ALLL” means allowance for possible loan and lease losses.

“Asset Classification” has the meaning assigned to such term in Section 3.1.16(i).

“Bancshares” is North Cascades Bancshares, Inc., a Washington corporation that has its principal place of business in Chelan, Washington and that is a bank holding company registered pursuant to the BHC Act.

“Bancshares Capital” means Bancshares’ capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which Bancshares’ consolidated tangible equity capital of $23.1 million at December 31, 2012 was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on Bancshares’ or the Bank’s balance sheet. In calculating Bancshares Capital, purchase accounting adjustments and the Final Transaction Related Expenses will not be taken into account.

“Bancshares Closing Capital” has the meaning assigned to such term in Section 4.12.

“Bancshares Contracts” has the meaning assigned to such term in Section 3.1.2(ii).

“Bancshares Financial Statements” means Bancshares’ (i) audited consolidated financial statements as of December 31, 2010, 2011 and 2012, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2010, 2011, and 2012; and (ii) the Subsequent Bancshares Financial Statements.

“Bancshares Insiders” has the meaning assigned to such term in Section 4.16.

“Bancshares Meeting” has the meaning assigned in Section 4.2.2.

“Bancshares Stock” means the shares of Bancshares common stock, $0.01 par value per share, issued and outstanding from time to time.

“Bancshares Stock Option” has the meaning assigned to such term in Section 1.5.

“Bancshares Stock Option Plan” means the North Cascades Bancorp, Inc. Stock Option Plan dated May 21, 2002.

“Bank” means North Cascades National Bank, a national banking association that has its principal office in Chelan, Washington and is wholly owned by Bancshares.

“Bank Financial Statements” means the Bank’s (i) unaudited financial statements as of December 31, 2010, 2011 and 2012, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2010, 2011, and 2012; and (ii) the Subsequent Bank Financial Statements.

“Bank Merger” means the merger of the Bank with and into Glacier Bank.

“Bank Merger Agreement” has the meaning assigned to such term in Recital H.

“BHC Act” has the meaning assigned to such term in Recital A.

“Break-Up Fee” has the meaning assigned to such term in Section 7.7.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana and the State of Washington are required by law to remain closed.

“Cash Designated Shares” has the meaning assigned to such term in Section 1.3.3(ii)(4).

“Cash Election Shares” has the meaning assigned to such term in Section 1.3.2(i).

“Cash Percentage” has the meaning assigned to such term in Section 1.2.3(iv)(2).

“Certificate” has the meaning assigned to such term in Section 1.8.1.

“Closing” means the closing of the Merger contemplated by this Agreement, as more fully specified in Section 2.2.

“Closing Capital Differential” has the meaning assigned to such term in Section 1.2.3(iv)(3).

“Compensation Plans” has the meaning assigned to such term in Section 3.1.20(ii).

“Daily Closing Price” has the meaning assigned to such term in Section 1.4(i).

“Determination Date” has the meaning assigned to such term in Section 1.4(ii).

“Dissenting Shares” means the shares of Bancshares Stock held by those shareholders who have timely and properly exercised their dissenters’ rights in accordance with Appraisal Laws.

“Division” has the meaning assigned to such term in Recital B.

“Effective Date” means the date on which the Effective Time takes place.

“Effective Time” means the time the Merger becomes effective under the MBCA and WBCA.

“Election Deadline” has the meaning assigned to such term in Section 1.3.2(i).

“Election Statement” has the meaning assigned to such term in Section 1.3.1.

“Employees” has the meaning assigned to such term in Section 3.1.20(ii).

“Environmental Laws” has the meaning assigned to such term in Section 3.1.7(i)(2).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to Bancshares, any other entity that is considered one employer with Bancshares under Section 4001 of ERISA or Section 414 of the IRC.

“Estimated Transaction Related Expenses” means the estimated Transaction Related Expenses as of the Closing calculated in good faith by Bancshares and set forth on the schedule delivered and agreed to by GBCI prior to the Execution Date.

“Exchange Act” has the meaning assigned to such term in Section 3.1.5(ii).

“Exchange Agent” means American Stock Transfer and Trust Co.

“Exchange Fund” has the meaning assigned to such term in Section 1.7.

“Exchangeable Shares” has the meaning assigned to such term in Section 1.2.3(iv)(4).

“Execution Date” means the date of this Agreement.

“Executive Officers,” with respect to GBCI and/or Glacier Bank means Michael J. Blodnick and Ronald Copher.

“Executive Officers,” with respect to Bancshares means John D. McQuaig, Chairman, and with respect to the Bank means Scott C. Anderson, President and CEO, Michele L. Bird, Senior Vice President and Chief Financial Officer, Jeffrey R. Davis, Executive Vice President and Chief Credit Officer, Dinah E. Corrigan, Senior Vice President and Senior Operations Manager.

“Fairness Opinion” has the meaning assigned to such term in Section 5.2.15

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Final Transaction Related Expenses” has the meaning assigned to such term in Section 4.13.

“GAAP” means United States generally accepted accounting principles.

“GBCI” is Glacier Bancorp, Inc., a Montana corporation that has its principal place of business in Kalispell, Montana, and that is a bank holding company registered pursuant to the BHC Act.

“GBCI Average Closing Price” has the meaning assigned to such term in Section 1.4(iii).

“GBCI Common Stock” means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

“GBCI Contracts” has the meaning assigned to such term in Section 3.2.2.

“GBCI Financial Statements” means GBCI’s (i) audited consolidated balance sheets as of December 31, 2011 and 2012 and the related audited consolidated statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2011 and 2012; (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2012 but preceding the Execution Date, and the related unaudited consolidated statements of income, cash flows and changes in shareholders’ equity for each such quarter; and (iii) unaudited consolidated balance sheets and related consolidated statements of income and shareholders’ equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

“GBCI Shares” means the shares of GBCI Common Stock to be issued to the holders of Bancshares Stock as the Total Stock Amount.

“Glacier Bank Divisions” has the meaning assigned to such term in Recital A.

“Hazardous Substances” has the meaning assigned to such term in Section 3.1.7(i).

“Indenture” has the meaning assigned to such term in Section 4.1.3(i).

“Independent Accountants” has the meaning assigned to such term in Section 4.12.

“In-the-Money Options” has the meaning assigned to such term in Section 1.5.

“IRC” means the Internal Revenue Code of 1986, as amended.

“Knowledge” has the following meanings: (i) Bancshares will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of Bancshares or the Bank has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of Bancshares’ and the Bank’s business that are under such individual’s general area of responsibility; and (ii) GBCI will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of GBCI has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI’s business that are under such individual’s general area of responsibility.

“Liens” means, collectively, liens, pledges, security interests, claims, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

“Material Adverse Effect” with respect to a Person means an effect that: (i) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole; (ii) significantly and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; or (iii) enables any Person to prevent the consummation of the Merger on or by the Termination Date; provided, however, that Material Adverse Effect shall not be deemed to include the impact of any (a) changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities or other changes affecting depository institutions generally that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, including changes in general economic conditions and changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (b) acts of terrorism or war; (c) any modifications or changes to valuation policies and practices in connection with the Transaction or restructuring charges taken in connection with the Transaction, in each case in accordance with GAAP; (d) any modifications or changes made by Bancshares to its or the Bank’s general business practices or policies at the request of GBCI so as to be consistent with the practices or policies of GBCI; or (e) actions or omissions of a party taken with the prior consent of the other, in contemplation of the Transaction as required or permitted hereunder, as required under any regulatory approval received in connection with the Transaction or which have been waived in writing by the other party.

“MBCA” means the Montana Business Corporations Act, as amended.

“Merger Consideration” means the Aggregate Consideration.

“Merger” means the merger of Bancshares with and into GBCI.

“Mixed Cash Shares” has the meaning assigned to such term in Section1.2.3(iii).

“Mixed Election Shares” has the meaning assigned to such term in Section 1.3.2(i).

“Mixed Stock Shares” has the meaning assigned to such term in Section1.2.3(iii).

“No Election Shares” has the meaning assigned to such term in Section 1.3.2(i).

“OCC” means the Office of the Comptroller of the Currency.

“Pension Plan” has the meaning assigned to such term in Section 3.1.20(iii).

“Per Share Consideration” has the meaning assigned to such term in Section 1.2.3(iv)(5).

“Per Share Cash Consideration” has the meaning assigned to such term in Section 1.2.3(ii)

“Per Share Stock Consideration” has the meaning assigned to such term in Section 1.2.3(iv)(6).

“Person” includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

“Plan” has the meaning assigned to such term in Section 3.1.20(i).

“Properties,” with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries including, with respect to Bancshares, Real Property.

“Proposed Dissenting Shares” means those shares of Bancshares Stock as to which shareholders have properly given notice of their intent to assert appraisal rights and do not vote in favor of the Merger in accordance with Section 23B.13.210 of the WBCA.

“Prospectus/Proxy Statement” means the Prospectus/Proxy Statement referred to in Section 4.2.1, to be provided to all shareholders of Bancshares in connection with their consideration and approval of the Merger.

“Real Property” means any real property that Bancshares or the Bank owns in fee title, other than “other real estate owned.”

“Record Date” has the meaning assigned to such term in Section 1.3.1.

“Registration Statement” has the meaning assigned to such term in Section 4.2.1(i).

“Reports” has the meaning assigned to such term in Section 3.1.5(ii).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning assigned to such term in Section 3.1.5(ii).

“Securities Laws” has the meaning assigned to such term in Section 3.1.5(ii).

“Stock Designated Shares” has the meaning assigned to such term in Section 1.3.3(i)(4).

“Stock Election Shares” has the meaning assigned to such term in Section 1.3.2(i).

“Stock Percentage” has the meaning assigned to such term in Section 1.2.3(iv)(7).

“Subject Property” has the meaning assigned to such term in Section 3.1.7(i)(1).

“Subsequent Bank Financial Statements” means the Bank’s unaudited balance sheets and related statements of income and shareholders’ equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.9.

“Subsequent Bancshares Financial Statements” means Bancshares’ unaudited consolidated and parent-only balance sheets and related consolidated statements of income and shareholders’ equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.9.

“Subsidiary” with respect to any party to this Agreement means any Person in which such party owns, directly or indirectly, the majority of outstanding capital stock or voting power.

“Superior Proposal” means, with respect to Bancshares and/or the Bank, any Acquisition Proposal made by a Person other than GBCI or its Subsidiary (A) that is for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving Bancshares or the Bank, (ii) a sale, lease, exchange, transfer, or other disposition of at least 25% of the assets of Bancshares or the Bank, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a Person of beneficial ownership of 50% or more of the Bancshares Stock or the Bank’s outstanding shares whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (B) that is otherwise on terms which the Board of Directors of Bancshares in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement, and (y) is reasonably probable of being completed.

“Termination Date” means the date on which termination of this Agreement takes place under Section 7.

“Title Companies” has the meaning assigned to such term in Section 4.1.12.

“Total Cash Amount” has the meaning assigned to such term in Section 1.2.3(iv)(8).

“Total Stock Amount” has the meaning assigned to such term in Section 1.2.3(iv)(9).

“Total Stock Consideration” has the meaning assigned to such term in Section 1.2.3(iv)(10).

“Trading Day” has the meaning assigned to such term in Section 1.4(iv).

“Transaction” means the Merger and the Bank Merger.

“Transaction Related Expenses” means payments or obligations related to the Transaction and incurred or payable after the date of calculation of Bancshares Closing Capital through or immediately following the date of Closing, with respect to prepayment penalties for redemption of the Trust Preferred Securities, the acceleration of unamortized Trust Preferred Securities issuance costs, unaccrued change in control, true-up or similar payments, due if any, under the Bank’s Executive Supplemental Income Trust Agreement, management retention or severance payments, and professional fees and expenses, including, without limitation, the costs payable by Bancshares pursuant to Section 4.2.1(iv).

“Transaction Related Expense Differential” has the meaning assigned to such term in Section 1.2.3(iv)(11).

“Trust Preferred Securities” means Bancshares’ 10.18% Junior Subordinated Deferrable Interest Debentures due June 8, 2031, as authenticated under the Indenture.

“Trustee” has the meaning assigned to such term in Section 4.1.3(i).

“WBCA” means the Washington Business Corporation Act.

“401(k) Plan” means the North Cascades Bancshares, Inc. 401(k) Plan, as amended.

SECTION 1.

TERMS OF TRANSACTION

1.1	Effect of Merger; Bank Merger. The Merger shall have the effect set forth both in the MBCA and WBCA. Immediately following the Merger, pursuant to the Bank Merger Agreement, the Bank will be merged into Glacier Bank, with Glacier Bank as the resulting bank. It is anticipated that the former Bank branches will operate after the Bank Merger as “North Cascades Bank, a division of Glacier Bank,” or “NCNB, a division of Glacier Bank,” consistent with how the Glacier Bank Divisions are operated.

1.2	Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time:

1.2.1	Outstanding GBCI Common Stock. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Time will, at and after the Effective Time, remain as issued and outstanding shares of GBCI.

1.2.2	Cancellation of Treasury Stock. Each share of Bancshares Stock that is owned by Bancshares as treasury stock immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

1.2.3	Outstanding Bancshares Stock.

(i)	Upon Closing of the Merger, all shares of Bancshares Stock issued and outstanding immediately prior to Closing, except for Proposed Dissenting Shares,

will, by virtue of the Merger and without any action on the part of any holder of shares of Bancshares Stock be converted into the right to receive, at the election of the holder thereof as provided in Section 1.3, either (i) a number of GBCI Shares equal to the Per Share Stock Consideration; (ii) cash in an amount equal to the Per Share Consideration (the “Per Share Cash Consideration”); or (iii) the Per Share Stock Consideration in respect of that portion of such holder’s shares of Bancshares Stock equal to the Stock Percentage, rounded to the nearest whole share (the “Mixed Stock Shares”), and the Per Share Cash Consideration in respect of that portion of such holder’s shares of Bancshares Stock equal to the Cash Percentage, rounded to the nearest whole share (the “Mixed Cash Shares”). For purposes of this Agreement, the following terms have the following meanings:

(1)	“Aggregate Consideration” shall mean the sum of (x) the Total Stock Consideration and (y) the Total Cash Amount.

(2)	“Cash Percentage” shall mean the quotient, rounded to the nearest thousandth, obtained by dividing the Total Cash Amount by the Aggregate Consideration.

(3)	“Closing Capital Differential” means the difference between the Bancshares Closing Capital and $23,100,000. To the extent there is a positive difference there shall be an increase in the Total Cash Amount and to the extent there is a negative difference there shall be a decrease in the Total Cash Amount.

(4)	“Exchangeable Shares” means the aggregate number of Bancshares Stock issued and outstanding immediately prior to the Effective Time.

(5)	“Per Share Consideration” shall mean the quotient, rounded to the nearest thousandth, obtained by dividing the Aggregate Consideration by the Exchangeable Shares.

(6)	“Per Share Stock Consideration” means the quotient, rounded to the nearest thousandth, obtained by dividing the Per Share Consideration by the GBCI Average Closing Price.

(7)	“Stock Percentage” shall mean the amount equal to one (1) minus the Cash Percentage.

(8)	“Total Cash Amount” means $13,550,000, as shall be (x) increased or decreased, as the case may be, by the amount of any Closing Capital Differential and any Transaction Related Expense Differential and/or (y) increased pursuant to Section 7.3.2.

(9)	“Total Stock Amount” means 874,194 GBCI Shares, subject to adjustment (x) pursuant to Section 7.2.2 or 7.3.2 and (y) on an appropriate, proportionate and equitable basis, if between the Execution Date and the Effective Time, the outstanding shares of GBCI Common Stock have been increased, decreased, changed into or exchanged for a different kind of shares or securities as a result of a stock dividend, stock split, or reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received.

(10)	“Total Stock Consideration” means the product obtained by multiplying (x) the Total Stock Amount by (y) the GBCI Average Closing Price.

(11)	“Transaction Related Expense Differential” means the difference between the Final Transaction Related Expenses and $1,700,000. To the extent there is a positive difference there shall be a decrease in the Total Cash Amount and to the extent there is a negative difference there shall be an increase in the Total Cash Amount.

1.3	Election and Proration Procedures.

1.3.1	Election Statement. An election statement permitting each holder of Bancshares Stock the ability to elect consideration pursuant to Section 1.3.2 and subject to Section 1.3.3 (the “Election Statement”) shall be mailed with the Prospectus/Proxy Statement on the date of mailing of the Prospectus/Proxy Statement to each holder of record of Bancshares Stock as of record date for the Bancshares Meeting (the “Record Date”).

1.3.2	Election Procedures.

(i)	Each Election Statement shall permit the holder to elect to receive (a) the Per Share Stock Consideration in respect of all of such holder’s Bancshares Stock (“Stock Election Shares”); (b) the Per Share Cash Consideration in respect of all of such holder’s Bancshares Stock (“Cash Election Shares”); or (c) the Per Share Stock Consideration in respect of that portion of such holder’s Mixed Stock Shares and the Per Share Cash Consideration in respect of such holder’s Mixed Cash Shares (the “Mixed Election Shares”). Any Bancshares Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Statement on or before 5:00 p.m., Pacific Time, on the date four days prior to the Effective Date (or such other time and date as GBCI and Bancshares may mutually agree) (the “Election Deadline”) shall also be deemed to be “No Election Shares.”

(ii)	GBCI shall make available one or more Election Statements as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Bancshares Stock between the Record Date and the close of business on the Business Day prior to the Election Deadline, and Bancshares shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(iii)

Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Statement by the Election Deadline. Any Election Statement may be revoked or changed by the Person submitting such Election Statement at or prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Statement, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Statements, and any good faith decisions of

GBCI after consultation with Bancshares regarding such matters shall be binding and conclusive. Neither GBCI nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Statement. To the extent the holder of Proposed Dissenting Shares submits an Election Statement, such holder’s election shall have no effect, the Exchange Agent will disregard such Election Statement, and the Proposed Dissenting Shares shall be converted in accordance with Section 1.6.

1.3.3	Proration Procedures. Within ten Business Days after the Election Deadline, unless the Effective Date has not yet occurred, in which case as soon thereafter as practicable, GBCI shall cause the Exchange Agent to effect the allocation among the holders of Bancshares Stock of rights to receive GBCI Shares or cash in the Merger in accordance with the Election Statements as follows:

(i)	Cash Election Shares, Proposed Dissenting Shares and Mixed Cash Shares More Than Total Cash Amount. If the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares, Proposed Dissenting Shares and the Mixed Cash Shares is greater than the Total Cash Amount, then:

(1)	all Mixed Stock Shares, Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

(2)	all Proposed Dissenting Shares shall be deemed, for the purposes of Section 1.3.3(i), to be converted into the right to receive the Per Share Cash Consideration;

(3)	all Mixed Cash Shares will be converted into the right to receive the Per Share Cash Consideration;

(4)	the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and

(5)	the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(ii)	Cash Election Shares, Proposed Dissenting Shares and Mixed Cash Shares Less Than Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares, Proposed Dissenting Shares and the Mixed Cash Shares is less than the Total Cash Amount, then:

(1)	all Cash Election Shares and Mixed Cash Shares shall be converted into the right to receive the Per Share Cash Consideration;

(2)	all Proposed Dissenting Shares shall be deemed, for the purposes of Section 1.3.3(ii), to be converted into the right to receive the Per Share Cash Consideration;

(3)	all Mixed Stock Shares shall be converted into the right to receive the Per Share Stock Consideration;

(4)	the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares, by a pro rata selection process, a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration; and

(5)	the Stock Election Shares and the No Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

(iii)	Cash Election Shares, Proposed Dissenting Shares and Mixed Cash Shares Equal to Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares, Proposed Dissenting Shares and the Mixed Cash Shares is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (i) and (ii) above shall not apply, and all Cash Election Shares and Mixed Cash Shares shall be converted into the right to receive the Per Share Cash Consideration, and all Stock Election Shares, Mixed Stock Shares, and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration and all Proposed Dissenting Shares shall be converted in accordance with Section 1.6.

The pro rata selection process used by the Exchange Agent under subparagraph (i) or (ii) above shall consist of such equitable proration processes consistent with the foregoing and as shall be determined in good faith by GBCI and reasonably satisfactory to Bancshares.

1.4	No Fractional Shares. No fractional shares of GBCI Common Stock will be issued. In lieu of fractional shares, if any, each holder of Bancshares Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock will receive an amount of cash equal to the product of such fractional share times the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends. For purposes of this Agreement, the following terms have the following meanings:

(i)	“Daily Closing Price” for any Trading Day means the daily closing price per share of GBCI Common Stock on the NASDAQ Global Market, as reported on the website www.nasdaq.com.

(ii)	“Determination Date” means the tenth (10th) day immediately preceding the Effective Date.

(iii)	“GBCI Average Closing Price” means the average Daily Closing Price of GBCI Common Stock for the twenty (20) Trading Days immediately preceding the Determination Date.

(iv)	“Trading Day” means a day on which GBCI Common Stock is traded on the NASDAQ Global Market.

1.5	Bancshares Stock Options. At the Effective Time, and without any action on the part of any holder thereof (i) each stock option to purchase shares of Bancshares Stock granted under the Bancshares Stock Option Plan outstanding immediately prior to the Effective Time (a “Bancshares Stock Option”) that is then outstanding and unexercised shall be accelerated pursuant to Article II Section 3 of the Bancshares Stock Option Plan, so that immediately prior to the Effective Time, each such option shall become fully exercisable with respect to the total number of shares of Bancshares Stock at the time subject to such option and may be exercised in full for all or any portion of such shares; (ii) each Bancshares Stock Option, with an exercise price that is less than the Per Share Consideration (“In-the-Money Options”), that is then outstanding and unexercised will be exchanged for the right to receive cash paid by GBCI in an amount determined by multiplying the excess of the Per Share Consideration over the per share exercise price of such option by the total number of shares subject to the In-the-Money Options held by such holder; and (iii) all other Bancshares Stock Options that are then unexercised and outstanding shall be terminated in accordance with Article II Section 3 of the Bancshares Stock Option Plan and shall cease to exist.

1.6	Payment to Dissenting Shareholders. Notwithstanding anything to the contrary in this Agreement, each Dissenting Share whose holder, as of the Effective Time, has not effectively withdrawn or lost his or her dissenters’ rights under RCW 23B.13 (“Appraisal Laws”) shall not be converted into or represent the right to receive GBCI Shares, but the holder of such Dissenting Shares shall be entitled only to such rights as are granted by the Appraisal Laws, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost the right to payment under the Appraisal Laws, in which case such share shall be deemed to have been converted at the Effective Time into the Per Share Cash Consideration. Each holder of Dissenting Shares who becomes entitled to payment for his or her Bancshares Stock pursuant to the provisions of the Appraisal Laws shall receive payment for such Dissenting Shares from GBCI, but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Laws.

1.7	Deposit of Cash and Shares. On or before the Effective Date, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates representing Bancshares Stock, for exchange in accordance with this Section 1.7, (i) certificates representing the GBCI Shares for payment of the Per Share Stock Consideration; (ii) the Total Cash Amount for payment of the Per Share Cash Consideration; (iii) the cash in lieu of fractional shares to be paid in accordance with Section 1.4; and (iv) the cash to be paid for In-the-Money Options in accordance with Section 1.5. Such cash and certificates for GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.”

1.8	Certificates.

1.8.1

Letter of Transmittal. Within two business days after the Effective Date, GBCI will cause the Exchange Agent to mail to each holder of record of a certificate evidencing shares of Bancshares Stock (a “Certificate”) a form letter of transmittal

(which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in accordance with Section 1.8.2.

1.8.2	Surrender of Certificates. Subject to Section 1.6, each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the portion of the Merger Consideration (and cash for fractional shares) payable with respect to such Certificate. Following the Effective Date, holders of Certificates will exchange their Certificates in accordance with instructions provided by the Exchange Agent pursuant to Section 1.8.1 and together with a properly completed and executed form of transmittal letter in order to affect their exchange for, as applicable, (i) certificates representing GBCI Shares; (ii) a check or, at the election of the Bancshares shareholder, a wire transfer (but only if the amount of cash included in that shareholder’s Merger Consideration exceeds $100,000), representing the cash consideration to be received pursuant to Section 1.2.3; and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any. Until a Certificate is so surrendered, the holder will not be entitled to receive his, her or its portion of the Merger Consideration.

1.8.3	Issuance of Certificates in Other Names. Any Person requesting that any certificate evidencing GBCI Shares be issued in a name other than the name in which the surrendered Certificate is registered must: (1) establish to the Exchange Agent’s satisfaction the right to receive the certificate evidencing GBCI Shares and (2) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent’s satisfaction that all applicable taxes have been paid or are not required.

1.8.4	Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder’s portion of the Merger Consideration in exchange thereof, if the holder provides the Exchange Agent with: (1) satisfactory evidence that the holder owns Bancshares Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (2) any appropriate affidavit or security the Exchange Agent may require, and (3) any reasonable assurances that the Exchange Agent or GBCI may require.

1.8.5	Rights to Dividends and Distributions. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date on or after the Effective Date, unless the holder (1) is entitled by this Agreement to receive a certificate representing GBCI Common Stock and (2) has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.8.4) in exchange for certificates representing GBCI Shares. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of Bancshares Stock on a date before the Effective Date. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder will receive the amount, without interest, of any cash dividends and any other distributions distributed on or after the Effective Date on the whole number of GBCI Shares into which the holder’s Bancshares Stock was converted at the Effective Time.

1.8.6	Checks in Other Names. Any Person requesting that a check for cash to be received in the Merger or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered, must establish to the Exchange Agent’s satisfaction the right to receive this cash.

1.8.7	Undelivered Certificates. GBCI, at any time following payment for Dissenting Shares pursuant to the Appraisal Laws may receive from the Exchange Fund cash in an amount equal to the Per Share Cash Consideration times the number of Dissenting Shares for which payment has been made. Any portion of the Exchange Fund that remains unclaimed by shareholders of Bancshares on a date that is six months after the Effective Date may be paid to GBCI, at GBCI’s election. To the extent so paid, holders of Bancshares Stock who have not, prior to such time, complied with the provisions of this Section 1.8 will, from such time forward, look only to GBCI for payment of the Merger Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of Bancshares Stock held by such holders as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor Bancshares will be liable to any holder of Bancshares Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

SECTION 2.

CLOSING OF TRANSACTION

2.1	Effective Date. The Merger shall be consummated at the Effective Time by the filing with and acceptance by the Montana Secretary of State and the Washington Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA and WBCA, and by the issuance of a Certificate of Merger by the Secretary of State of Montana. Unless GBCI and Bancshares agree upon a different date, the Effective Date will occur on the date of Closing.

2.2	Events of Closing. Closing shall occur within five (5) business days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by Section 5, or such other date as may be agreed upon by the parties. At the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement prior to the Effective Time, then the Merger will not occur unless the adversely affected party waives the default.

2.3	Manner and Time of Closing. The Closing will take place remotely via the electronic exchange of documents and signatures, at 9:00 a.m. Mountain Time, or such other time as the parties agree.

SECTION 3.

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Bancshares and the Bank. Each of Bancshares and the Bank represents and warrants to GBCI and Glacier Bank that, except as disclosed in a Schedule to this Agreement:

3.1.1	Organization and Good Standing. Bancshares is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. The Bank is a national banking association, duly organized, validly existing and under good standing under the federal laws of the United States of America and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. The locations of all offices, including approved and unopened offices of Bancshares and the Bank are listed in Schedule 3.1.1.

3.1.2	Corporate Authority. Its execution, delivery and performance (assuming all required consents, approvals, filings, and clearances referred to in this Agreement are duly made and/or obtained) of this Agreement does not and will not, and its consummation (assuming all required consents, approvals, filings, and clearances referred to in this Agreement are duly made and/or obtained) of the Transaction will not, constitute or result in: (1) a breach or violation of, or a default under, its articles of incorporation or bylaws; (2) other than as disclosed on Schedule 3.1.2, a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it or any of its Subsidiaries is bound or to which it or any of its Subsidiaries is a party that is not terminable upon ninety (90) days or less written notice without penalty or premium (collectively, the “Bancshares Contracts”); or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (4) any change in the rights or obligations of any party under any of the Bancshares Contracts. Schedule 3.1.2 contains a list of all consents Bancshares or the Bank must obtain from third parties under any Bancshares Contracts before consummation of the Merger, the failure of which to obtain would have a Material Adverse Effect on Bancshares.

3.1.3	Capital Stock.

(i)	The authorized capital stock of Bancshares consists of 9,000,000 shares of Bancshares Stock, $0.01 par value per share. A total of 3,284,271 shares of Bancshares Stock are issued and outstanding as of the date of this Agreement, all of which were validly issued and are fully paid and nonassessable.

(ii)	The authorized capital stock of the Bank consists of 75,000 shares of common stock, $25.00 par value per share. A total of 37,063 shares of Bank Common Stock are issued and outstanding as of the date of this Agreement, all of which are owned by Bancshares free and clear of all Liens, other than (a) as disclosed on Schedule 3.1.3 or (b) the restrictions imposed by applicable federal and state securities laws, and all of which are validly issued, fully paid and nonassessable, except to the extent of any assessment required under 12 U.S.C. § 55.

(iii)	Except for the 1,200,000 shares of Bancshares Stock reserved for issuance under the Bancshares Stock Option Plan, of which 97,600 Bancshares Stock Options are issued and outstanding, no shares of Bancshares Stock are reserved for issuance under any plan or arrangement of any kind. Except as set forth in this Section 3.1.3 or Schedule 3.1.3, there are no preemptive rights or any outstanding subscriptions, warrants, options, conversion privileges, rights or commitments of Bancshares or its Subsidiaries of any character, kind or nature (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities), and neither Bancshares nor the Bank has issued or is obligated to issue any additional shares of common stock or any other security to any other Person, except as so disclosed.

3.1.4	Subsidiaries; Investments.

(i)	Bancshares has no Subsidiaries other than the Bank, and the Bank has no Subsidiaries.

(ii)	Schedule 3.1.4 lists all investments (except investments in securities issued by federal, state or local government or any subdivision or agency thereof) made by Bancshares or the Bank. All such investments comply with all applicable laws and regulations, including without limitation the BHC Act.

3.1.5	Reports and Financial Statements.

(i)	Filing of Reports. Since January 1, 2008, each of Bancshares and the Bank has filed all reports and statements, together with any required amendments to these reports and statements, that they were required to file with (1) the Federal Reserve, (2) the OCC and (3) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(ii)	Delivery to Other Party of Reports. Bancshares has delivered or otherwise made available to GBCI a copy of each and any registration statement, offering circular, report, definitive proxy statement or information statement (collectively, its “Reports”) under the Securities Act of 1933, as amended (“Securities Act”), the Securities Exchange Act of 1934, as amended (“Exchange Act”), and state securities and “Blue Sky” laws (collectively, the “Securities Laws”) filed, used or circulated by it or the Bank with respect to periods since January 1, 2008, through the Execution Date.

(iii)

Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iv)	Financial Statements. Each of Bancshares’ and the Bank’s balance sheets included in the Bancshares Financial Statements and the Bank Financial Statements, respectively, fairly presents (or, in the case of such financial statements for periods ending on a date following the Execution Date, will fairly present) the financial position of Bancshares and the Bank as of the date of such balance sheet. Except as disclosed in Schedule 3.1.5, each of the statements of income, cash flows and shareholders’ equity included in the Bancshares Financial Statements and the Bank Financial Statements fairly presents the results of operations, shareholders’ equity and cash flows, as the case may be, of Bancshares and the Bank for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnotes), in each case in accordance with GAAP, except as may be noted in these statements.

3.1.6	Properties.

(i)	Bancshares and its Subsidiaries are not a party to any real property lease, whether as landlord, tenant, guarantor or otherwise, except as disclosed in Schedule 3.1.6. Except as disclosed or reserved against in the Bancshares Financial Statements or in Schedule 3.1.6, Bancshares and/or the Bank have good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent, non-monetary Liens on the Real Property that do not adversely affect the use or value of the Real Property in any material respect, or pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements) to all of the properties and assets, tangible or intangible, reflected in the Bancshares Financial Statements as being owned by either of them as of the Execution Date. To the Knowledge of Bancshares, except as disclosed in Schedule 3.1.6, all buildings and structures on the Real Property and the equipment located thereon are in all material respects in good operating condition and repair (ordinary wear and tear excepted) and conform in all material respects to all applicable laws, ordinances and regulations.

(ii)	All buildings and all fixtures, equipment and other property and assets that are material to Bancshares’ business on a consolidated basis are owned by Bancshares or the Bank or are held under leases or subleases, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equitable principles).

(iii)	Schedule 3.1.1 lists all of its existing branches and offices and all new branches or offices that the Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

(iv)	Bancshares has provided to GBCI copies of existing title policies, if any, held in its files relating to the Real Property, and, to the Knowledge of Bancshares, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent).

3.1.7	Environmental Matters.

(i)	For purposes of this Section 3.1.7, the following definitions apply:

(1)	“Subject Property” with respect to a party and each of its Subsidiaries means (i) all real property at which its business has been conducted, and any property where under any Environmental Law it is deemed to be the present or past owner or operator of the property; (ii) any facility in which it is or was the owner or operator of the facility; and (iii) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be a present or past owner or operator of or as otherwise having control over.

(2)	“Environmental Laws” means any federal, state or local law, regulation, order, decree, judgment, judicial opinion, or any agreement between Bancshares or any of its Subsidiaries and any governmental entity presently in effect relating to: (i) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (ii) the protection of human health or the environment.

(3)	“Hazardous Substances” means any substance, material or waste that is (a) defined as a “hazardous substance” in 42 USC § 9601(14), (b) defined as a “pollutant or contaminant” in 33 USC § 1362(6), (c) defined as a “hazardous waste” in 42 USC § 6903(5), or (d) petroleum or a petroleum product or any other substance defined as “hazardous,” “dangerous” or “toxic” under any federal or state law or regulation enacted for the protection of human health or the environment; provided, however, that supplies and materials used by Bancshares and/or its Subsidiaries for general office purposes will not be deemed to be Hazardous Substances for the purposes of this Agreement.

(ii)	To the Knowledge of Bancshares, (A) Bancshares, the Bank and the Subject Property are, and have been, in material compliance with all applicable Environmental Laws, and (B) no circumstances exist that would result in a material violation of such Environmental Laws.

(iii)	None of the following exists, and to Bancshares’ Knowledge, no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving Bancshares, the Bank or any Subject Property, the occurrence or existence of which would result in a Material Adverse Effect on Bancshares, relating to:

(1)	an asserted liability of Bancshares or the Bank or any prior owner, occupier or user of Subject Property under any applicable Environmental

Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(2)	the handling, storage, use, transportation, removal, release or disposal of Hazardous Substances;

(3)	the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

(4)	personal injuries or damage to the Subject Property related to or arising out of the release, use or disposal of Hazardous Substances.

(iv)	Except as disclosed in Schedule 3.1.7, no drums, barrels or storage tanks underground or otherwise are present on the Subject Property or, if present, none of such vessels are leaking and each of them is in full compliance with all applicable Environmental Laws (except where the failure to be in full compliance would not have a Material Adverse Effect on Bancshares). With respect to any Subject Property, except as permitted by applicable Environmental Laws, neither Bancshares nor the Bank owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material, the existence of which would have a Material Adverse Effect on Bancshares. Any asbestos or asbestos-containing material on the Subject Property is properly contained in compliance with all applicable Environmental Laws and there is no threat that asbestos or asbestos-containing material will be released into the environment. No Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on or from any Subject Property, except in compliance with applicable Environmental Laws (except where failure to be in compliance would not have a Material Adverse Effect on Bancshares).

(v)	To the Knowledge of Bancshares, no part of the Subject Property has been or is scheduled for investigation, monitoring or other remedial action under any applicable Environmental Law.

(vi)	No condition from, on or under the Subject Property exists with respect to the Subject Property which would have a Material Adverse Effect on Bancshares that would require remedial action under applicable Environmental Laws.

3.1.8

Taxes. All tax returns and reports required by law to be filed by Bancshares and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon Bancshares or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid, of which the failure to file or pay would have a Material Adverse Effect on Bancshares. The federal income portion of such taxes have been paid in full as indicated in the tax returns of Bancshares and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP, of which the failure to pay or provide for on the balance sheet would have a Material Adverse Effect. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of Bancshares and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

3.1.9	Absence of Regulatory Action. Neither Bancshares nor any of its Subsidiaries is in violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers), which violation is reasonably likely to have a Material Adverse Effect on Bancshares or any of its Subsidiaries. Except as disclosed in Schedule 3.1.9, neither Bancshares nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor have they been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.1.10	Material Agreements.

(i)	Except for arrangements made after the Execution Date and in accordance with the terms of this Agreement, Bancshares and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that: (1) is to be performed after the date of this Agreement and (2) has not been set forth in Schedule 3.1.10.

(ii)	Neither Bancshares nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument, which default would result in a Material Adverse Effect on Bancshares.

3.1.11	Compliance with Laws. Bancshares and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit Bancshares or its Subsidiaries to carry on their respective businesses as they are presently conducted and the absence of which, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect on Bancshares. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of Bancshares, no suspension or cancellation of any of them is threatened.

3.1.12	Trust Preferred Securities. Bancshares knows of no reason why the redemption of the Trust Preferred Securities at or immediately following Closing as contemplated by Section 4.1.3 of this Agreement, would not be permitted.

3.1.13	Knowledge as to Conditions. Bancshares knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

3.1.14	No Material Adverse Effect. Since December 31, 2012, (i) Bancshares and the Bank have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on Bancshares.

3.1.15	Completeness of Representations. No representation or warranty made by or with respect to Bancshares or the Bank in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

3.1.16	Asset Classification.

(i)	Schedule 3.1.16 sets forth a list, accurate and complete, as of December 31, 2012 except as otherwise expressly noted, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans, extensions of credit and other assets of Bancshares and the Bank that have been criticized or classified by any internal audit conducted by Bancshares and/or the Bank, taking into account any assets that have been criticized or classified by any governmental or regulatory authority.

(ii)	Except as shown in Schedule 3.1.16, no amounts of its loans, extensions of credit or other assets that have been classified or criticized by any representative of any governmental entity as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss” or words of similar effect as of December 31, 2012 are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by Bancshares or the Bank before the Execution Date.

3.1.17	Litigation. Except as shown on Schedule 3.1.17 no material litigation, proceeding or controversy before any court or governmental agency is pending (other than routine foreclosure proceedings), and there is no pending claim, action or proceeding against Bancshares or any of its Subsidiaries and, to the Knowledge of Bancshares, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

3.1.18	Insurance. Bancshares and the Bank have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.18 lists all directors’ and officers’ liability insurance policies and other material insurance policies maintained by Bancshares or the Bank.

3.1.19	Labor Matters. Neither Bancshares nor the Bank is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither Bancshares nor the Bank is the subject of any material proceeding: (1) asserting that it has committed an unfair labor practice or (2) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving Bancshares or the Bank is pending or, to Bancshares’ Knowledge, threatened. Bancshares has no Knowledge of any activity involving its or the Bank’s employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

3.1.20	Employee Benefits.

(i)	For purposes of this Agreement, “Plan” or “Plans”, individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Bancshares or the Bank, as the case may be. Bancshares and the Bank are not now nor have ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

(ii)	Schedule 3.1.20 sets forth a list, as of the Execution Date, of (a) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (b) all other material employee benefit plans that cover employees or former employees of Bancshares and the Bank, including, without limitation, the Executive Supplemental Income Agreements between the Bank and certain of its executives and the Director Deferred Income Agreements between the Bank and certain of its directors (its “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering its current employees or those of the Bank (collectively, “Employees”), including Plans and related amendments, have been made available to GBCI.

(iii)	All of its Plans covering Employees (other than “multi-employer plans” within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in compliance (both in form and operation) with ERISA. Each of its Plans that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service upon which Bancshares and/or the Bank may rely, and nothing has occurred since the date of such letter that could adversely affect the qualified status of each such Plan. All such Plans have been timely amended for all such requirements and have been submitted to the Internal Revenue Service for a favorable determination letter within the latest applicable remedial amendment period. No litigation relating to its Plans is pending or, to Bancshares’ Knowledge, threatened. Neither Bancshares nor the Bank has engaged in a transaction with respect to any Plan that could subject it or the Bank to a tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

(iv)	All material contributions required to be made by Bancshares or the Bank under the terms of any of its Plans have been timely made or have been reflected in the Bancshares Financial Statements. Neither any of its Pension Plans nor any single-employer plan of any of its ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. Neither Bancshares nor the Bank or its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307 or 4204.

(v)	Except as disclosed in the Bancshares Financial Statements or in Schedule 3.1.20, neither Bancshares nor the Bank has any obligations for retiree health and life benefits.

(vi)	No provision of the documents governing any Plan contains restrictions on the rights of Bancshares or the Bank to amend or terminate any Plan without incurring liability under such Plan other than normal liabilities for benefits.

(vii)	Except as disclosed in the Bancshares Financial Statements or otherwise disclosed in this Agreement or in Schedule 3.1.20, the Merger will not result in (a) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (b) any material increase in benefits under any Compensation Plan or (c) payment of any severance, true-up, change in control or similar payments or compensation under any Compensation Plan. All payments set forth in Schedule 3.1.20 have been properly accrued in accordance with GAAP.

(viii)	Except as disclosed in Schedule 3.1.20, neither Bancshares nor the Bank maintains an executive supplemental retirement plan or similar arrangement.

(ix)	All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the IRC with respect to each Plan. The requirements of COBRA have been meet with respect to each applicable Plan.

3.1.21	Broker’s or Finder’s Fees. Except for the fees of Sandler O’Neill & Partners to obtain a fairness opinion and for other advisory services relating to the Merger pursuant to an agreement that has been disclosed to GBCI, no agent, broker, Person or firm acting on behalf of Bancshares or the Bank, or under their authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Transaction.

3.2	Representations and Warranties of GBCI and Glacier Bank. Except as disclosed in a schedule to this Agreement, each of GBCI and Glacier Bank represents and warrants to Bancshares and the Bank that:

3.2.1

Organization and Good Standing. GBCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

3.2.2	Corporate Authority. Its execution, delivery and performance (assuming all required consents, approvals, filings and clearances referred to in this Agreement are duly made and/or obtained) of this Agreement does not and will not, and its consummation (assuming all required consents, approvals, filings and clearances referred to in this Agreement are duly made and/or obtained) of the Transaction will not, constitute or result in: (1) a breach or violation of, or a default under, its articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it is bound or to which it is a party (collectively, the “GBCI Contracts”); or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (4) any change in the rights or obligations of any party under any of the GBCI Contracts. No other corporate proceedings or action is required to be taken by it relating to the performance by it of this Agreement or the consummation of the Transaction.

3.2.3	Capital Stock.

(i)	The authorized capital stock of GBCI consists of 117,187,500 shares of GBCI Common Stock, par value $0.01 per share. A total of 71,937,222 shares of GBCI Common Stock were issued and outstanding as of December 31, 2012, all of which were validly issued and are fully paid and nonassessable. As of December 31, 2012, options to acquire 791,440 shares of GBCI Common Stock have been granted and are outstanding.

(ii)	No unissued shares of common stock or any other securities of GBCI are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature, except as set forth in GBCI’s Reports, and GBCI has not issued and is not obligated to issue any additional shares of common stock or any other security to any other Person, except as so disclosed.

3.2.4	Reports and Financial Statements.

(i)	Filing of Reports. Since January 1, 2008, GBCI and each of its Subsidiaries has filed all reports and statements, together with any required amendments to these reports and statements, that they were and will be required to file with (1) the SEC, (2) the Federal Reserve, (3) the FDIC, and (4) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(ii)	Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date),

each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iii)	Financial Statements. Each of GBCI’s balance sheets included in the GBCI Financial Statements have been prepared in conformity with GAAP and fairly presents (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GBCI Financial Statements, fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

3.2.5	Financing and Shares Available. GBCI has, and at the Effective Time will have, (i) sufficient cash and cash equivalents on hand to pay the cash component of the Merger Consideration, cash in lieu of fractional shares, amounts payable to holders of In-the-money Options, and any amounts payable to holders of Proposed Dissenting Shares; and (ii) a sufficient number of shares of common stock authorized and available to issue the GBCI Shares.

3.2.6	Absence of Regulatory Action. Neither GBCI nor any of its Subsidiaries is, to the Knowledge of GBCI, in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Neither GBCI nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor has it been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.2.7	Knowledge as to Conditions. GBCI knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

3.2.8

Litigation. Except as disclosed in GBCI’s Reports, no material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending, or to the knowledge of GBCI threatened, claim, action or proceeding against GBCI or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on GBCI or to materially hinder or delay consummation of the Merger.

3.2.9	Taxes. All tax returns and reports required by law to be filed by GBCI and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon GBCI or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid. The federal income portion of such taxes have been paid in full as indicated in the tax returns of GBCI and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of GBCI and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

3.2.10	No Material Adverse Effect. Since December 31, 2012, (i) GBCI and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on GBCI.

3.2.11	Completeness of Representations. No representation or warranty made by or with respect to GBCI or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

SECTION 4.

CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

4.1	Conduct of Bancshares’ and the Bank’s Businesses Prior to Closing. Bancshares and the Bank covenant that, from the date of this Agreement and prior to Closing:

4.1.1	Availability of Books, Records and Properties.

(i)	Upon prior notice to Bancshares, subject to applicable law, the books, records, properties, contracts and documents of Bancshares and the Bank will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transaction. No disclosure or access shall be required to be provided where it would jeopardize the attorney-client privilege, contravene any law, order, judgment or decree. Bancshares and the Bank will cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI.

(ii)	Upon request by GBCI, Bancshares and the Bank will request that any third parties involved in the preparation or review of the Bancshares Financial Statements or Bancshares Subsequent Financial Statements disclose to GBCI the work papers or any similar materials related to such financial statements.

4.1.2	Ordinary and Usual Course. Without prior written consent of GBCI, (which consent shall not be unreasonably withheld or delayed under subparagraphs (vii), (viii) and (x) below), subject to applicable law and except as required by the OCC or the Federal Reserve (so long as GBCI receives prior written notice of such required action) or specifically contemplated by this Agreement, Bancshares and the Bank will conduct their respective business only in the ordinary and usual course and will not do any of the following:

(i)	effect any stock split or other recapitalization with respect to Bancshares Stock or the shares of the Bank; issue, redeem, pledge or encumber in any way any shares of such capital stock;

(ii)	declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to Bancshares Stock, or assets of Bancshares;

(iii)	acquire, sell, transfer, assign, encumber or otherwise dispose of any material assets or make any material commitment other than in the ordinary and usual course of business;

(iv)	solicit or accept deposit accounts of a different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or incur any indebtedness for borrowed money (excluding Fed Funds and Federal Home Loan Bank borrowings);

(v)	offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a new loan or extension of credit in an amount greater than $1,000,000 without prior consultation with GBCI; which consultation will not be unreasonably withheld or delayed;

(vi)	acquire an ownership interest (except other real estate owned with a value not exceeding $1,000,000) or a leasehold interest in any real property, except those disclosed in Schedule 3.1.6 and in the case of an ownership interest (including non-residential other real estate owned), without making an appropriate environmental evaluation in advance of obtaining such interest and without providing to GBCI such evaluation and at least 30 days’ advance notice;

(vii)	enter into, renew, or terminate any contracts calling for a payment by any of them of more than $25,000 (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (1) entered into in the ordinary course of business, consistent with past practices, and (2) providing for not less (in the case of loans) or materially more (in the case of deposits) than prevailing market rates of interest;

(viii)	enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by any of them of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days’ notice or less;

(ix)	enter into any personal services contract with any Person outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, consulting, investment advisory, or tax services entered into to directly facilitate the Transaction;

(x)	(A) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $25,000 or (B) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(xi)	amend its Articles of Incorporation, Bylaws, or other formation agreements, or convert its charter or form of entity;

(xii)	implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(xiii)	implement or adopt any change in its accounting principles, practices or methods, other than as may be required (1) by GAAP, (2) for tax purposes, or (3) to take advantage of any beneficial tax or accounting methods;

(xiv)	other than in accordance with binding commitments existing on the Execution Date and that have been disclosed to GBCI, make any capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate except for emergency repairs or replacements;

(xv)	enter into any other material transaction or make any material expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Transaction; or

(xvi)	wilfully take any action which would materially and adversely affect or delay their ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any governmental authority required for the Merger or to perform in all material respects their respective covenants and agreements under this Agreement.

4.1.3	Bancshares Trust Preferred Securities.

(i)	Bancshares shall take all action necessary to, contemporaneously with and contingent upon the occurrence of the Closing, satisfy and discharge the

Indenture, dated March 28, 2001 (the “Indenture”), between Bancshares and Wilmington Trust Company (the “Trustee”) relating to the Fixed/Floating Rate Junior Subordinated Debt Securities due June 8, 2031 issued by Bancshares, in accordance with Article XI of the Indenture and take all action necessary, including submitting an Officers’ Certificate (as defined in the Indenture) and Opinion of Counsel (as defined in the Indenture) to the Trustee, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with, in order to obtain proper instruments executed by the Trustee acknowledging the satisfaction and discharge of the Indenture.

(ii)	Bancshares shall take all action necessary, unless specifically prohibited by regulatory authorities, to ensure that all payments due and owing immediately prior to the Closing related to the Trust Preferred Securities are paid in full, including, without limitation, payment on June 8, 2013 of all deferred interest due under the Indenture on such date. In the event such payments are prohibited, all interest on the deferred portion that is accrued but unpaid, calculated on an after tax basis, between the calculation of Bancshares Closing Capital and the Closing Date shall be deducted from Bancshares Closing Capital.

4.1.4	Bancshares and Bank Pre-Closing Actions. Following execution of this Agreement and prior to Closing, Bancshares or the Bank, as applicable, shall:

(i)	Take all action necessary to satisfy any contractual notice or consent requirements under the Bancshares Contracts arising from the Transaction.

(ii)	Except as otherwise provided in this Agreement, terminate by all necessary and appropriate actions of Bancshares’ and/or the Bank’s Boards of Directors, as applicable, such Plans (including Compensation Plans) maintained by Bancshares or the Bank as may be requested by GBCI in connection with Closing (after satisfaction or waiver of all Closing conditions). Bancshares and the Bank shall cause benefit accruals and entitlements under such Plans to cease as of the Effective Time and shall cause the cancellation on and after the Effective Time of any contract, arrangement or insurance policy relating to any such Plan for such period as may be requested by GBCI. To the extent not included in the Final Transaction Related Expenses, Bancshares and the Bank shall, prior to the date of calculation of Bancshares Closing Capital, pay, provide for the payment of, or reflect as a liability any change-in-control, true-up, deficiency, or similar payments required to be made upon termination of the Plans and Compensation Plans. All resolutions, notices, or other documents issued, adopted or executed by Bancshares or the Bank in connection with the implementation of this Section 4.1.4(iv) shall be subject to GBCI’s reasonable prior review and approval, which approval shall not be unreasonably withheld.

(iii)

Prior to the Effective Time, Bancshares’ or Bank’s Board of Directors, as applicable, or the appropriate committee thereof, shall adopt resolutions and take such corporate action as is necessary to terminate the 401(k) Plan and to ensure that the account balances of the participants in the 401(k) Plan are fully vested upon such plan termination, in each case effective no later than the Effective Time. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the 401(k) Plan, the assets thereof shall be distributed to the participants, and GBCI shall take the action necessary to permit Bank employees who continue employment with Glacier Bank after the Effective Time (“Continuing Employees”) to roll over any eligible rollover distributions (within the meaning of Section 401(a)(31) of the IRC, including of loans) in cash or notes (in the case of loans) in an amount equal to the full account balance distributed to such Continuing Employee from the 401(k) Plan to GBCI’s 401(k) Plan.

4.1.5	Maintenance of Properties. Bancshares and the Bank will in all material respects maintain their respective properties and equipment (and related insurance or its equivalent) in accordance with good business practice.

4.1.6	Preservation of Business Organization. Each of Bancshares and the Bank will use its commercially-reasonable efforts to:

(i)	Preserve its respective business organization.

(ii)	Retain the services of management and employees.

(iii)	Preserve the goodwill of suppliers, customers and others with whom Bancshares and the Bank have business relations.

4.1.7	Senior Management. Except as otherwise provided in this Agreement and excluding resignations, without prior consultation with GBCI, Bancshares and the Bank will not make any change with respect to present management personnel having the rank of vice-president or higher.

4.1.8	Compensation. Bancshares and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by Bancshares or the Bank to any of its directors, officers, employees, agents or consultants other than normal increments in compensation in accordance with Bancshares’ and the Bank’s established policies with respect to the timing and amounts of such increments. Without the prior written approval of GBCI, Bancshares and the Bank will not commit to, execute or deliver any employment agreement with any party not terminable without expense with two weeks’ notice.

4.1.9	Update of Financial Statements. Bancshares will deliver unaudited balance sheets and related statements of income and shareholders’ equity for (i) the Bank for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end and (ii) Bancshares on a consolidated and parent-only basis for each month ending after the Execution Date and before Closing or the Termination Date. The Subsequent Bancshares Financial Statements:

(i)	will be prepared from the books and records of Bancshares and the Bank;

(ii)	will present fairly the financial position and operating results of Bancshares and/or the Bank at the times indicated and for the periods covered;

(iii)	will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.5) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and

(iv)	will reflect all liabilities, of Bancshares and/or the Bank on the respective dates and for the respective periods covered, except for liabilities: (1) not required to be so reflected on the face of a balance sheet in accordance with GAAP or (2) not significant in amount. All contingent liabilities known to Bancshares that are required to be reflected in footnotes in accordance with GAAP and not recorded on the Subsequent Bancshares Financial Statements will be disclosed in writing to GBCI.

4.1.10	Update Schedules. From the date of this Agreement until Closing, Bancshares will promptly revise and supplement the Schedules to this Agreement prepared by or on behalf of Bancshares or the Bank to enable such Schedules to remain accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of Bancshares’ representations or warranties contained in this Agreement.

4.1.11	Acquisition Proposal. Bancshares agrees that neither it nor any of its Subsidiaries will, and Bancshares will direct and use its best efforts to cause its and its Subsidiaries’ directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of Bancshares) with respect to an Acquisition Event (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”) or, except to the extent legally required for the discharge by the board of directors of its fiduciary duties as advised in writing by such board’s counsel, engage in any negotiations concerning, or provide any confidential information or data to any Person relating to, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. Bancshares and its Subsidiaries will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Bancshares will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1.11. Bancshares will notify GBCI immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with Bancshares or its Subsidiaries.

4.1.12

Status of Title/Leasehold Interests. Bancshares will use its reasonable best efforts to provide GBCI, no later than 30 days after the Execution Date, title commitments for the Real Property issued by title insurance companies reasonably satisfactory to the parties (the “Title Companies”), the cost of which shall be borne and paid by GBCI. These title commitments must show the current status of title to the Real Property. Within 15 days after the date on which Bancshares delivers all of the title reports to GBCI for its review, GBCI will inform Bancshares in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title reports. Bancshares will, within 10 days of the date on which it receives the written notice of objection from GBCI, inform GBCI if there are any objections that it is unable to remove at or prior to Closing. Bancshares will not, however, be obligated to seek removal of exceptions that are (x) non-monetary exceptions that do not prohibit or materially interfere with the use of the properties as bank branch locations or as otherwise used by Bancshares or the Bank as of the Execution Date or (y) monetary or non-monetary exceptions disclosed in Schedule 3.1.6 or in the Bancshares Financial Statements. At Closing, if requested by GBCI, Bancshares will cause the Title Companies to provide GBCI with standard coverage title insurance policies issued with respect to each of the Properties, in an amount commensurate with the value of each such Property as agreed upon by GBCI and Bancshares, dated as of the Effective Date, insuring fee title in GBCI or such subsidiary of GBCI, as so designated by GBCI, and that each such Real Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent, non-monetary Liens that do not adversely affect the use or value of such Real Property in any material respect, and other exceptions to title as set forth in the title commitments as approved by GBCI.

4.1.13	Directors’ and Officers’ Liability. Before the Effective Date, Bancshares will notify its directors’ and officers’ liability insurers of the Merger and of all pending or, to Bancshares’ Knowledge, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.3 and known to Bancshares, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.14	Review of Loans. Bancshares and the Bank will permit GBCI and its advisors to conduct an examination of the Bank’s loans to determine credit quality and the adequacy of its ALLL and to establish appropriate accounting adjustments under FAS141R. GBCI and its advisors will have continued access to the Bank’s loans through Closing to update its examination. At GBCI’s reasonable request, the Bank will provide GBCI with current reports updating the information set forth in Schedule 3.1.16.

4.1.15	Continuing Representation and Warranty. Neither Bancshares nor any of its Subsidiaries will do or cause to be done anything that would cause any representation or warranty made by it in this Agreement to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by GBCI.

4.2	Registration Statement.

4.2.1	Preparation of Registration Statement.

(i)	As soon as possible following the Execution Date, but not later than 45 days after the Execution Date, GBCI will prepare and file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) with the SEC under the Securities Act for registration of the GBCI Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed, together with any amendments and supplements thereto, to Bancshares’ shareholders.

(ii)	The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(iii)	Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the Bancshares Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and its Subsidiaries and by or on behalf of Bancshares relating to Bancshares and the Bank, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(iv)	GBCI will pay all fees and costs associated with the preparation by GBCI’s counsel (and other professional advisors) and the filing of the Registration Statement. Bancshares will pay all costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement. Bancshares will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

4.2.2	Submission to Shareholders. Bancshares will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “Bancshares Meeting”). The Bancshares Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to Bancshares’ shareholders without objection by applicable governmental authorities. Bancshares’ board of directors and officers will, to the extent consistent with its fiduciary duties, recommend approval of this Agreement and/or the Merger to Bancshares’ shareholders.

4.3	Submission to Regulatory Authorities. Representatives of GBCI will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions deemed necessary or desirable, in the opinion of counsel, in order to consummate the Merger. GBCI will provide copies of such applications for review by Bancshares prior to their submission to the applicable regulatory authorities. These applications are expected to include:

(i)	An interagency bank merger application to be filed with the FDIC and a waiver to be sought from the Federal Reserve with respect to the Merger.

(ii)	An application to the Commissioner and the OCC and related filings regarding the Transaction.

(iii)	Filings and coordination with the offices, of the Secretaries of State of Montana and Washington with respect to the Merger.

4.4	Public Announcements. Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public statements concerning the Merger will occur upon, and be determined by, the mutual consent of Bancshares and GBCI.

4.5	Consents. Each party to this Agreement will use its best efforts to obtain the timely consent or approval of any Person whose consent or approval is required in order to permit GBCI or Bancshares to consummate the Merger.

4.6	Further Actions. The parties to this Agreement will use their best efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Transaction promptly.

4.7	Notice. The parties will provide each other with prompt written notice of:

(i)	Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them.

(ii)	The commencement of any proceeding against any one or more of them by or before any court or governmental agency that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to any one or more of them.

(iii)	In the case of Bancshares and its Subsidiaries, the acquisition of an ownership or leasehold interest in any real property (except as disclosed in Schedule 3.1.6), as specified in Section 4.1.2.

4.8	Confidentiality. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (i) is required by law to be disclosed, (ii) becomes available to such party from other sources not bound by a confidentiality obligation, (iii) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to this Agreement or the Transaction, or (iv) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other all confidential documents obtained from them and (ii) not use or disclose any nonpublic information obtained under or in connection with this Agreement or in connection with the Transaction.

4.9	Availability of GBCI’s Books, Records and Properties; Other Actions.

(i)	GBCI will make its books, records, properties, contracts and documents available during business hours with reasonable advance notice to Bancshares and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of loan or deposit balances and collateral receipts. GBCI will cooperate fully in any such inspection, audit, or direct verification procedures, and will make available all information reasonably required by or on behalf of GBCI.

(ii)	At Bancshares’ request, GBCI will request any third parties involved in the preparation or review of (1) GBCI Financial Statements or (2) any audits of GBCI’s operations, loan portfolios or other assets, to disclose to Bancshares the work papers or any similar materials related to these items.

(iii)	GBCI will not, and shall cause its Subsidiaries not to, willfully take any action which would materially and adversely affect or delay the ability to obtain any necessary approvals, consents or waivers of any governmental authority required for the Transaction or performance by GBCI or Glacier Bank of their respective covenants or agreements under this Agreement.

(iv)	Neither GBCI nor Glacier Bank will do or cause to be done anything that would cause any representation or warranty made by it in this Agreement to be untrue or inaccurate at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by Bancshares.

4.10	Blue Sky Filings. GBCI will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “Blue Sky” permits and approvals.

4.11	Tax Treatment. Neither GBCI and its Subsidiaries nor Bancshares and the Bank will take or cause to be taken any action that would or could reasonably be expected to prevent the Transaction from qualifying as a reorganization under Section 368(a) of the Code.

4.12

Bancshares Closing Capital. No later than the tenth (10th) Business Day before Closing, Bancshares shall calculate in good faith the Bancshares Capital as of the end of the last day of the month immediately preceding Closing and shall provide GBCI with the Subsequent Bank Financial Statements and Subsequent Bancshares Financial Statements for such month, together with supporting information showing the calculation of the Bancshares Capital and any other documentation requested by GBCI for purposes of confirming the amount of such Bancshares Capital. GBCI shall review such materials and, within two (2) Business Days following receipt thereof, notify Bancshares as to whether GBCI accepts or disputes the amount of the Bancshares Capital. If GBCI disputes such calculation, it shall describe in its notice its specific requested changes or adjustments. If GBCI and Bancshares are unable to resolve such dispute through good faith negotiations within three (3) Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to the parties (the “Independent Accountants”). The Independent Accountants shall determine and report in writing to GBCI and Bancshares the resolution of such disputed matters and the effect of such determinations on the calculation of the Bancshares Capital as of Closing, and such determinations shall be final, binding and conclusive unless GBCI and Bancshares mutually agree upon a different amount. The Bancshares Capital as of Closing, as determined and agreed upon in writing by GBCI and Bancshares in accordance with this Section 4.12, is the “Bancshares Closing Capital.” The fees and disbursements of the Independent Accountants pursuant to this Section 4.12 and Section 4.13 below shall be shared equally by GBCI, on the one hand, and Bancshares, on the other hand, and Bancshares’ portion shall be an expense in the calculation of the Bancshares Closing Capital.

4.13

Transaction Related Expenses. No later than the tenth (10th) Business Day before Closing, Bancshares shall calculate in good faith and consistent with the calculation of Estimated Transaction Related Expenses, the estimated Transaction Related Expenses as of the Closing and shall provide GBCI with a copy of a schedule detailing each Transaction Related Expense and any other documentation requested by GBCI for purposes of confirming the amount of such Transaction Related Expenses. GBCI shall review such materials and, within two (2) Business Days following receipt thereof, notify Bancshares as to whether GBCI accepts or disputes the amount of the Transaction Related Expenses. If GBCI disputes such calculation, it shall describe in its notice its specific requested changes or adjustments. If GBCI and Bancshares are unable to resolve such dispute through good faith negotiations within three (3) Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by Independent Accountants in accordance with the process set forth in Section 4.12. The Transaction Related Expenses as of Closing, as determined and agreed upon in writing by GBCI and Bancshares in accordance with this Section 4.13, are the “Final Transaction Related Expenses.”

4.14	Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger by August 31, 2013, and in any case as early as possible, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing.

4.15	Listing. GBCI will use its commercially reasonable best efforts to cause the GBCI Shares to be authorized for listing on the NASDAQ Global Market, subject to official notice of issuance, prior to the Effective Time.

SECTION 5.

APPROVALS AND CONDITIONS

5.1	Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Transaction by all appropriate regulatory agencies having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of GBCI, would deprive GBCI of the material economic or business benefits of the Merger.

5.2	Conditions to Obligations of GBCI. All obligations of GBCI pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1

Representations and Warranties. The representations and warranties of Bancshares and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of Bancshares and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). Bancshares and the Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of Bancshares and the Bank and dated as of Closing.

5.2.2	Compliance. Bancshares will have performed and complied, and will have caused the Bank to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. Bancshares will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of Bancshares and dated as of Closing.

5.2.3	Effectiveness of Consulting and Employment Agreements. The consulting and employment agreements referenced in Recital E shall take effect as of the Effective Time, other than on account of the death or disability of the service provider.

5.2.4	Closing Capital and Financial Statements. Bancshares will have delivered to GBCI the financial information set forth in Section 4.12, and the parties will have agreed upon the amount of Bancshares Closing Capital pursuant to the terms of Section 4.12.

5.2.5	Transaction Related Expenses. Bancshares will have delivered to GBCI the information set forth in Section 4.13, and the parties will have agreed upon the amount of Final Transaction Related Expenses pursuant to the terms of Section 4.13.

5.2.6	Trust Preferred Securities.

(i)	Bancshares will have paid in full all of the deferred interest due under the Indenture on June 8, 2013.

(ii)	Bancshares will have satisfied the covenants set forth in Section 4.1.3.

5.2.7	No Material Adverse Effect. Since December 31, 2012, and since the date of this Agreement, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to Bancshares or (ii) the commencement of any proceeding against Bancshares or the Bank that, individually or in the aggregate can reasonably be expected to have a Material Adverse Effect with respect to Bancshares.

5.2.8	Financial Condition.

(i)	The Bancshares Closing Capital will not be less than $21.5 million, and the certificate of Bancshares referred to in Section 5.2.4 will certify the same.

(ii)	In the opinion of the Executive Officers of Bancshares and the Bank, the Bank’s ALLL is adequate to absorb the Banks anticipated loan losses.

5.2.9	No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.2.10	Opinion of Counsel. Counsel to Bancshares will have delivered to GBCI a legal opinion in form and substance reasonably acceptable to Bancshares and GBCI.

5.2.11	Tax Opinion. GBCI will have obtained from Graham & Dunn PC and delivered to Bancshares, an opinion addressed to Bancshares and GBCI (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, each of the Merger and the Bank Merger will be a reorganization within the meaning of Section 368(a) of the Code.

5.2.12	Real Property Matters. GBCI will have received the irrevocable commitments by the Title Companies to issue the policies required under Section 4.1.12.

5.2.13	Corporate and Shareholder Action. Each of the following will have approved or ratified the Merger or the Bank Merger, as applicable:

(i)	The Boards of Directors of Bancshares and the Bank;

(ii)	Bancshares, as sole shareholder of the Bank; and

(iii)	The shareholders of Bancshares.

5.2.14	Resignation of Directors. The directors of Bancshares and the Bank will have tendered their written resignations from the respective Board of Directors, to be effective upon consummation of the Merger or the Bank Merger, as applicable.

5.2.15	Fairness Opinion. Bancshares has received a fairness opinion from Sandler O’Neill & Partners dated March 27, 2013 (the “Fairness Opinion”) to the effect that the Merger Consideration to be received by Bancshares shareholders is fair to such shareholders from a financial point of view, and the Fairness Opinion has not been modified or withdrawn.

5.2.16	Registration Statement. The Registration Statement, as it may have been amended, required in connection with the GBCI Shares, and as described in Section 4.2, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.2.17	No Change in Loan Review. Bancshares will have provided to GBCI the reports reasonably requested by GBCI under Section 4.1.14, and neither these reports nor any examinations conducted by GBCI under Section 4.1.14 will have revealed a change in either: (i) the information set forth in Schedule 3.1.16 or (ii) information revealed during GBCI’s previous examinations of the Bank’s loans, in either case which change constitutes a Material Adverse Effect.

5.3	Conditions to Obligations of Bancshares. All obligations of Bancshares pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1	Representations and Warranties. The representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI and Glacier Bank will have delivered to Bancshares a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.2	Compliance. GBCI and Glacier Bank will have performed and complied, in all material respects, with all terms, covenants and conditions of this Agreement on or before Closing. GBCI and Glacier Bank will have delivered to Bancshares a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.3	No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.3.4	No Material Adverse Effect. Since December 31, 2012, (i) there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to GBCI, or (ii) the commencement of any proceeding against GBCI or any of its Subsidiaries that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to GBCI.

5.3.5	Corporate Action. Each of (i) the Board of Directors of GBCI, (ii) GBCI, as the sole shareholder of Glacier Bank, and (iii) Glacier Bank will have approved the Merger or the Bank Merger, as applicable.

5.3.6	Registration Statement; Listing. The Registration Statement will have become effective as specified in Section 5.2.16, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists. The shares of GBCI Common Stock to be issued in the Merger shall have been approved for quotation on NASDAQ Global Market (or such other exchange on which the GBCI Common Stock may become listed) if so required and shall be freely tradable.

5.3.7	Blue Sky Filings. GBCI will have received the state securities laws or “Blue Sky” permits and approvals specified in Section 4.10.

5.3.8	Payments to the Exchange Agent. GBCI will have deposited the Merger Consideration with the Exchange Agent.

5.3.9	Approval of Bancshares Shareholders. The shareholders of Bancshares will have approved this Agreement and the Merger by the requisite vote under Washington law and Bancshares’ Articles of Incorporation, as applicable.

5.3.10	Fairness Opinion. The Fairness Opinion has not been modified or withdrawn.

5.3.11	Financial Condition. The Bancshares Closing Capital will not be less than $21.5 million.

SECTION 6.

DIRECTORS, OFFICERS AND EMPLOYEES

6.1	Director and Shareholder Agreements. As a condition to the execution of this Agreement, the directors and principal shareholders described in Recital F have entered into the written agreements described in Recital F on or before the Execution Date. Such agreements will take effect at the Effective Date unless otherwise noted in the applicable agreement.

6.2	Employee Benefit Issues.

6.2.1	Comparability of Benefits. GBCI’s and Glacier Bank’s personnel policies will apply to any employees of Bancshares and the Bank who are retained after the Effective Time. Such retained employees will be eligible to participate in all of the benefit plans of GBCI that are generally available to similarly situated employees of GBCI and/or Glacier Bank in accordance with and subject to the terms of such plans.

6.2.2	Treatment of Past Service. For purposes of such participation, current employees’ prior service with Bancshares and/or the Bank will constitute prior service with GBCI or Glacier Bank for purposes of determining eligibility and vesting (including but not limited to vacation time and participation and benefits under the applicable GBCI or Glacier Bank severance plan for employees in effect at the time of any termination).

6.2.3	No Contract Created. Nothing in this Agreement will give any employee a right to continuing employment.

6.3

Indemnification of Directors and Executive Officers. For a period of four (4) years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of Bancshares and the Bank from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Merger to the fullest extent that Bancshares and/or the Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable law, including federal banking law, and under their respective articles of incorporation or bylaws in effect on the Execution Date. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under Bancshares’ or the Bank’s articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director. For a period of four (4) years after the Effective Date, GBCI will use reasonable best efforts to cause to be maintained in effect (with reputable and financially sound insurers) director and officer liability insurance substantially similar to that maintained by GBCI with respect to claims arising from facts or events that occurred before the Effective Time.

SECTION 7.

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1	Termination by Reason of Lapse of Time. If Closing does not occur on or before October 31, 2013, either GBCI or Bancshares may terminate this Agreement and the Merger if both of the following conditions are satisfied:

(a)	the terminating party’s board of directors decides to terminate by a majority vote of all of its members; and

(b)	the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

7.2	Termination Due To GBCI Average Closing Price Greater Than $18.00.

7.2.1	GBCI’s Right to Terminate. By specific action of its board of directors, GBCI may terminate this Agreement and the Merger by written notice to Bancshares on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is greater than $18.00 (without taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date) unless Bancshares makes the election set forth in Section 7.2.2.

7.2.2	Bancshares’ Right to Adjust Consideration. If GBCI provides written notice to Bancshares in accordance with Section 7.2.1, then within three Business Days following Bancshares’ receipt of such notice, Bancshares may elect by written notice to GBCI to accept an adjustment to the Aggregate Consideration through the issuance of fewer GBCI Shares; in such event, the Total Stock Amount shall be the number of GBCI Shares equal to the quotient obtained by dividing $15,735,492 by the GBCI Average Closing Price rounded up to the nearest whole share (prior to taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date).

If Bancshares makes such election to accept such decrease in the number of GBCI Shares, no termination will occur pursuant to Section 7.2.1, and this Agreement will remain in effect according to its terms (except as the Total Stock Amount has been adjusted).

7.3	Termination Due To GBCI Average Closing Price Less than $13.00.

7.3.1	Bancshares’ Right to Terminate. By specific action of its board of directors, Bancshares may terminate this Agreement and the Merger by written notice to GBCI on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is less than $13.00 without taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date, unless GBCI makes the election set forth in Section 7.3.2.

7.3.2	GBCI’s Right to Adjust Consideration. If Bancshares provides written notice to GBCI in accordance with Section 7.3.1, then within three Business Days following GBCI’s receipt of such notice, GBCI may elect by written notice to Bancshares to adjust the Aggregate Consideration through the payment of additional cash and/or the issuance of additional GBCI Shares (rounded up to the nearest share) so that the Aggregate Consideration is equal to $24,914,522, plus any increase or minus any decrease in the Total Cash Amount based upon the Closing Capital Differential and the Transaction Related Expense Differential; provided however, in no event will the Total Stock Amount be less than the greater of (i) 874,194 GBCI Shares (prior to taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date) and (ii) the number of GBCI Shares necessary to obtain the tax opinion contemplated by Section 5.2.11.

If GBCI elects to increase the Aggregate Consideration then no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Total Stock Amount has been adjusted).

7.4	Other Grounds for Termination. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by Bancshares’ shareholders, unless otherwise provided) by Bancshares (on behalf of itself and the Bank) or GBCI (on behalf of itself and Glacier Bank) as follows:

7.4.1	Mutual Consent. By mutual consent of Bancshares and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

7.4.2	No Regulatory Approvals. By Bancshares or GBCI, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the Merger); provided, however, that either party will have fifteen (15) Business Days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have sixty (60) days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to Section 7.1 during such period of time.

7.4.3

Breach of Representation. By Bancshares or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by Bancshares) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI). In the event of termination pursuant to this Section 7.4.3, the terminating party will be entitled to receive from the other party a termination fee as described below.

7.4.4	Breach of Covenant. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the covenants or agreements set forth in this Agreement that are not qualified as to materiality or a breach of any of the covenants or agreements set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period. In the event of termination pursuant to this Section 7.4.4, the terminating party will be entitled to receive from the other party a termination fee.

7.4.5	Failure to Recommend or Obtain Shareholder Approval. By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if (a) Bancshares’ Board of Directors (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or (b) regardless of whether Bancshares’ Board of Directors recommends to its shareholders the approval of the Merger, Bancshares’ shareholders elect not to approve the Merger.

7.4.6	Impracticability. By either GBCI or Bancshares, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.4.6 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Merger has become inadvisable or impracticable by reason of actions taken by the federal government or the governments of the States of Montana or Washington to restrain or invalidate the Merger or this Agreement.

7.4.7	Dissenting Shares. By GBCI, if holders of 10% or more of the outstanding shares of Bancshares Stock are Proposed Dissenting Shares.

7.4.8	Superior Proposal – Termination by Bancshares. By the board of directors of Bancshares upon written notice to GBCI if such board of directors has in good faith determined that an Acquisition Proposal constitutes a Superior Proposal; provided, however, that Bancshares may not terminate this Agreement pursuant to this Section 7.4.8 unless (i) it has not breached Section 4.1.11, (ii) subsequent to delivering such notice of termination, it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) it has provided GBCI at least five (5) days’ prior written notice advising GBCI that the board of directors of Bancshares is prepared to accept a Superior Proposal and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with GBCI in good faith with respect to such terms) in such a manner as would enable Bancshares’ board of directors to proceed with the Merger, and (iv) simultaneously upon entering into such letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause (ii), it delivers to GBCI the Break-Up Fee.

7.4.9	Superior Proposal – Termination by GBCI. By GBCI upon written notice to Bancshares if (i) an Acquisition Event will have occurred or (ii) a third party will have made a proposal to Bancshares or its shareholders to engage in or entered into an agreement with respect to an Acquisition Event, and this Agreement and the Merger are not approved at the Bancshares Meeting.

7.4.10	Failure to Obtain Bancshares Shareholder Approval. By Bancshares, if the shareholders of Bancshares fail to approve this Agreement and/or the Merger at the Bancshares Meeting.

7.5	Termination Fee Payable By Bancshares. Due to expenses, direct and indirect, incurred by GBCI in negotiating and executing this Agreement and in taking steps to effect the Merger, Bancshares will pay to GBCI a termination fee of $300,000 if GBCI terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If such termination fee becomes payable pursuant to this Section 7.5, it will be payable on GBCI’s demand and must be paid by Bancshares within three Business Days following the date of GBCI’s demand.

7.6	Termination Fee Payable By GBCI. Due to expenses, direct and indirect, incurred by Bancshares in negotiating and executing this Agreement and in taking steps to effect the Merger, GBCI will pay to Bancshares a termination fee of $300,000 if Bancshares terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If such termination fee becomes payable pursuant to this Section 7.6, it will be payable on Bancshares’ demand and must be paid by GBCI within three Business Days following the date of Bancshares’ demand.

7.7	Break-Up Fee. If this Agreement is terminated pursuant to Section 7.4.5(a) (Failure to Recommend), Section 7.4.8 (Superior Proposal – Termination by Bancshares), or Section 7.4.9(i) (Superior Proposal – Termination by GBCI – Immediate Acquisition Event), then Bancshares will immediately pay to GBCI $1,355,000 (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.4.9(ii) (Superior Proposal – Termination by GBCI – Subsequent Acquisition Event) and prior to or within six months after such termination, Bancshares or the Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within twelve months after such termination an Acquisition Event will have occurred, then Bancshares will promptly pay to GBCI the Break-Up Fee.

7.8	Cost Allocation Upon Termination. In connection with the termination of this Agreement under this Section 7, except as provided in Section 7.5, 7.6 or 7.7, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and will have no other liability to the other parties. The parties agree that the agreements herein with respect to the termination fees and Break-Up Fee are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

SECTION 8.

MISCELLANEOUS

8.1	Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

GBCI:	Glacier Bancorp, Inc. 49 Commons Loop Kalispell, Montana 59901
	Attn:	Michael J. Blodnick
President and CEO

with a copy to:	Graham & Dunn PC Pier 70 2801 Alaskan Way Suite 300 Seattle, Washington 98121-1128
	Attn:	Stephen M. Klein, Esq.
Laura A. Baumann, Esq.

Bancshares and the Bank:	North Cascades National Bank 220 Johnson Avenue PO Box 1648 Chelan, Washington 98816
	Attn:	Scott C. Anderson
President and CEO

with a copy to:	Breyer & Associates PC 8180 Greensboro Drive, Suite 785 McLean, Virginia 22102
	Attn:	John F. Breyer, Jr., Esq.

or to such other address or Person as any party may designate by written notice to the other given under this Section.

8.2	Waivers and Extensions. Subject to Section 9, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and/or CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

(a)	any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

(b)	compliance with any of the covenants of any other party; and

(c)	any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Section 5.

8.3	Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement: (i) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (ii) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (iii) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (iv) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections or Schedules are references to the Recitals, Sections, Subsections and Schedules of and to this Agreement unless expressly stated otherwise.

8.4	Survival of Representations, Warranties, and Covenants. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive the Effective Time or termination of this Agreement, except that (1) Section 4.8 (Confidentiality), Sections 7.5 and 7.6 (Termination-Related Fees), Section 7.7 (Break-Up Fee), Section 7.8 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (2) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following the Effective Time, including without limitation Section 6.2 (Employee Benefit Issues) and Section 6.3 (Indemnification), will survive Effective Time . Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive Effective Time , and neither GBCI, Glacier Bank, Bancshares nor the Bank shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5	Attorneys’ Fees and Costs. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Merger, the substantially prevailing party in any such litigation will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6

Arbitration. At either party’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys’ fees. Any arbitration or related proceedings will take place in Kalispell, Montana.

8.7	Governing Law and Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Montana, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in federal court in Kalispell, Montana. Each party consents to and submits to the jurisdiction of any such federal court.

8.8	Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9	No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any Person other than the parties any rights or remedies under this Agreement.

8.10	Time of the Essence. Time shall be of the essence for the performance of the respective obligations of the parties under this Agreement.

SECTION 9.

AMENDMENTS

Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the Bancshares Meeting; provided, however, that after approval by Bancshares’ shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of Bancshares without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

[signatures on next page]

This Plan and Agreement of Merger is dated as of the date first written above.

GLACIER BANCORP, INC.

By:	/s/ Michael J. Blodinick
Michael J. Blodnick, President and CEO

GLACIER BANK

By:	/s/ Michael J. Blodinick
Michael J. Blodnick, President and CEO

NORTH CASCADES BANCSHARES, INC.

By:	/s/ Scott C. Anderson
Scott C. Anderson, President and CEO

NORTH CASCADES NATIONAL BANK

By:	/s/ Scott C. Anderson
Scott C. Anderson, President and CEO

[Signature Page to Plan and Agreement of Merger]

STATE OF MONTANA	)
) ss.
COUNTY OF FLATHEAD	)

On this 27th day of March, 2013, before me personally appeared Michael J. Blodnick, to me known to be the President and CEO of Glacier Bancorp, Inc. and Glacier Bank, the corporations that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporations, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporations.

IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/ John Joseph Roberts
NOTARY PUBLIC in and for the State of
Washington, residing at Chelan
My Commission expires: September 4, 2013

STATE OF WASHINGTON	)
) ss.
COUNTY OF Chelan	)

On this 27th day of March, 2013, before me personally appeared Scott C. Anderson, to me known to be the President and CEO of North Cascades Bancshares, Inc. and the President and CEO of North Cascades National Bank, the corporations that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporations, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/ John Joseph Roberts
NOTARY PUBLIC in and for the State of
Washington, residing at Chelan
My Commission expires: September 4, 2013

[Notary Page to Plan and Agreement of Merger]

APPENDIX B

Chapter 23B.13 RCW - DISSENTERS’ RIGHTS

23B.13.010 - Definitions.

As used in this chapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

[1989 c 165 § 140.]

23B.13.020 - Right to dissent.

*** CHANGE IN 2013 *** (SEE 1148.SL) ***

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, and the shareholder was entitled to vote on the merger, or (ii) if the corporation was a subsidiary that has been merged with its parent under RCW 23B.11.040;

(b) A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;

(c) A sale or exchange, which has become effective, of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation; or

(e) Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

[2009 c 189 § 41; 2009 c 188 § 1404; 2003 c 35 § 9; 1991 c 269 § 37; 1989 c 165 § 141.]

Notes:

Reviser’s note: This section was amended by 2009 c 188 § 1404 and by 2009 c 189 § 41, each without reference to the other. Both amendments are incorporated in the publication of this section under RCW 1.12.025(2). For rule of construction, see RCW 1.12.025(1).

Effective date - 2009 c 188: See note following RCW 23B.11.080.

23B.13.030 - Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

[2002 c 297 § 35; 1989 c 165 § 142.]

23B.13.200 - Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

[2009 c 189 § 42; 2002 c 297 § 36; 1989 c 165 § 143.]

23B.13.210 - Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a)

deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to payment for the shareholder’s shares under this chapter.

[2009 c 189 § 43; 2002 c 297 § 37; 1989 c 165 § 144.]

23B.13.220 - Dissenters’ rights - Notice.

*** CHANGE IN 2013 *** (SEE 1148.SL) ***

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (3) of this section.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(2) shall comply with subsection (3) of this section.

(3) Any notice under subsection (1) or (2) of this section must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) or (2) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

[2009 c 189 § 44; 2002 c 297 § 38; 1989 c 165 § 145.]

23B.13.230 - Duty to demand payment.

*** CHANGE IN 2013 *** (SEE 1148.SL) ***

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to *RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

[2002 c 297 § 39; 1989 c 165 § 146.]

Notes:

*	Reviser’s note: RCW 23B.13.220 was amended by 2009 c 189 § 44, changing subsection (2)(c) to subsection (3)(c).

23B.13.240 - Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

[2009 c 189 § 45; 1989 c 165 § 147.]

23B.13.250 - Payment.

(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.

[1989 c 165 § 148.]

23B.13.260 - Failure to take corporate action.

(1) If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

[2009 c 189 § 46; 1989 c 165 § 149.]

23B.13.270 - After-acquired shares.

(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

[2009 c 189 § 47; 1989 c 165 § 150.]

23B.13.280 - Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

[2009 c 189 § 48; 2002 c 297 § 40; 1989 c 165 § 151.]

23B.13.300 - Court action.

(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

[1989 c 165 § 152.]

23B.13.310 - Court costs and counsel fees.

(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

[1989 c 165 § 153.]

CERTIFICATION OF ENROLLMENT

HOUSE BILL 1148

Chapter 97, Laws of 2013

63rd Legislature

2013 Regular Session

BUSINESS CORPORATION ACT - DISSENTERS’ RIGHTS

EFFECTIVE DATE: 07/28/13

Passed by the House February 27, 2013	CERTIFICATE
Yeas 97 Nays 0

I, Barbara Baker, Chief Clerk of the House of Representatives of the State of Washington, do hereby certify that the attached is HOUSE BILL 1148 as passed by the House of Representatives and the Senate on the dates hereon set forth.
FRANK CHOPP Speaker of the House of Representatives

Passed by the Senate April 15, 2013
Yeas 48 Nays 0
BARBARA BAKER
Chief Clerk

BRAD OWEN
President of the Senate

Approved May 1, 2013, 1:50 p.m.	FILED

May 1, 2013

JAY INSLEE	Secretary of State
Governor of the State of Washington	State of Washington

HOUSE BILL 1148

Passed Legislature - 2013 Regular Session

State of Washington	63rd Legislature	2013 Regular Session

By Representatives Pedersen, Rodne, Goodman, and Ryu; by request of Washington State Bar Association

Read first time 01/17/13. Referred to Committee on Judiciary.

AN ACT Relating to dissenters’ rights under the Washington business corporation act; amending RCW 23B.13.220 and 23B.13.230; and reenacting and amending RCW 23B.13.020.

BE IT ENACTED BY THE LEGISLATURE OF THE STATE OF WASHINGTON:

Sec. 1. RCW 23B.13.020 and 2009 c 189 s 41 and 2009 c 188 s 1404 are each reenacted and amended to read as follows:

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, and the shareholder was entitled to vote on the merger, or (ii) if the corporation was a subsidiary and the plan of merger provided for the merger of the subsidiary with its parent under RCW 23B.11.040;

(b) A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;

(c) A sale or exchange, which has become effective, of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation;

(e) Any action described in RCW 23B.25.120; or

(f) Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

Sec. 2. RCW 23B.13.220 and 2009 c 189 s 44 are each amended to read as follows:

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (5) of this section.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(2) shall comply with subsection (5) of this section.

(3) In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(a)(ii), the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders of the subsidiary other than the parent a notice in compliance with subsection (5) of this section.

(4) In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(d) that, pursuant to RCW 23B.10.020(4)(b), is not required to be approved by the shareholders of the corporation, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders entitled to dissent under RCW 23B.13.020(1)(d) a notice in compliance with subsection (5) of this section.

(5) Any notice under subsection (1), (2), (3), or (4) of this section must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1), (2), (3), or (4) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

Sec. 3. RCW 23B.13.230 and 2002 c 297 s 39 are each amended to read as follows:

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(5)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

Passed by the House February 27, 2013.

Passed by the Senate April 15, 2013.

Approved by the Governor May 1, 2013.

Filed in Office of Secretary of State May 1, 2013.

APPENDIX C

[LETTERHEAD OF SANDLER O’NEILL & PARTNERS, L.P.]

March 27, 2013

Board of Directors

North Cascades Bancshares, Inc.

220 Johnson Avenue

Chelan, WA 98816

Gentlemen:

North Cascades Bancshares, Inc. (“Bancshares”), North Cascades National Bank (“Bank Sub”), Glacier Bancorp, Inc. (“GBCI”) and Glacier Bank have entered into a plan and agreement of merger dated as of March 27, 2013 (the “Agreement”) pursuant to which Bancshares will merge with and into GBCI (the “Merger”). Pursuant to the terms of the Agreement, upon the effective date of the Merger, each share of Bancshares common stock issued and outstanding immediately before the Effective Time, except those shares described in the Agreement, will be converted into and represent the right to receive, at the election of the holder thereof and subject to the allocation procedures set forth in the Agreement: (i) cash in an amount equal to the Per Share Consideration for all of such holder’s shares of Bancshares common stock (the “Per Share Cash Consideration”); (ii) a number of shares of GBCI Common Stock equal to the Per Share Stock Consideration for all of such holder’s shares of Bancshares common stock or (iii) the Per Share Stock Consideration for that portion of such holder’s Bancshares common stock equal to the Stock Percentage and the Per Share Cash Consideration for that holder’s portion of Bancshares common stock equal to the Cash Percentage. The Per Share Consideration is equal to the quotient obtained by dividing the Aggregate Consideration by the Exchangeable Shares. The Aggregate Consideration means the sum of the Total Stock Consideration and the Total Cash Amount. The Total Stock Consideration is equal to the product of the Total Stock Amount and the GBCI Average Closing Price. The total cash amount is $13.55 million as such amount shall be (i) increased or decreased based upon any Closing Capital Differential or Transaction Related Expenses differential and/or (ii) increased pursuant to the purchase price adjustment provisions of the agreement. Cash will be paid in lieu of any fractional shares. The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Per Share Consideration to the holders of Bancshares common stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain financial statements and other historical financial information of Bancshares and its subsidiaries that we deemed relevant; (iii) certain financial statements and other historical financial information of GBCI and its subsidiaries that we deemed relevant; (iv) internal consolidated financial projections for Bancshares for the years ending December 31, 2013 through December 31, 2017 as provided by and discussed with senior management of Bancshares and we have assumed for purposes of our analysis and opinion that the Bancshares Closing Capital will not be less than $21.5 million; (v) median publicly available earnings estimates for the years ending December 31, 2013 and December 31, 2014 as discussed with senior management of GBCI and a publicly available estimated long-term growth rate for the years thereafter as discussed with senior management of GBCI, including the pro forma impact of GBCI’s recently announced acquisitions of First State Bank and Wheatland Bankshares Inc.; (vi) the pro forma financial impact of the Merger on GBCI based on assumptions relating to transaction expenses, which assume that the Final Transaction Related Expenses will not exceed $1.7 million, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of GBCI; (vii) a comparison of certain financial and other information for Bancshares and GBCI, including relevant stock trading information, with similar publicly available information for certain other commercial banks, the securities of which are publicly traded; (viii) the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector; (ix) the current market environment generally and in the commercial banking sector in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Bancshares the business, financial condition, results of operations and prospects of Bancshares and held similar discussions with the senior management of GBCI regarding the business, financial condition, results of operations and prospects of GBCI.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Bancshares and GBCI or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the management of Bancshares and GBCI that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Bancshares or GBCI or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Bancshares, Glacier Bank or the combined entity after the Merger and we have we not reviewed any individual credit files relating to Bancshares or Glacier Bank. We have assumed, with your consent, that the respective allowances for loan losses for both Bancshares and GBCI are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal consolidated financial projections for Bancshares as provided by and discussed with senior management of Bancshares and publicly available earnings estimates and long-term growth rate for GBCI. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of GBCI. With respect to those projections, estimates and judgments, the respective managements of Bancshares and GBCI confirmed to us that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future consolidated financial performance of Bancshares and GBCI, respectively, and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Bancshares and GBCI since the date of the most recent financial data made available to us. We have also assumed in all respects material to our analysis that Bancshares and GBCI would remain as a going concern for all periods relevant to our analyses. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

Our analyses and opinion are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to the prices at which the common stock of Bancshares and GBCI may trade at any time.

We have acted as Bancshares’ financial advisor in connection with the Merger and a significant portion of our fees are contingent upon the closing of the Merger. We also will receive a fee from Bancshares for providing this opinion. Bancshares has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Bancshares and GBCI and their affiliates. We may also actively trade the debt securities of Bancshares and GBCI or their affiliates for our own account and for the accounts of our customers.

This letter is directed to the Board of Directors of Bancshares in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Bancshares as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Per Share Consideration to holders of Bancshares common stock and does not address the underlying business decision of Bancshares to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Bancshares or the effect of any other transaction in which Bancshares might engage. This opinion shall not be reproduced or used for any other purposes, without Sandler O’Neill’s prior written consent. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Bancshares’ officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of Bancshares.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Consideration is fair to the holders of Bancshares common stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Sections 35-1-451 through 35-1-459 of the Montana Business Corporation Act (“MBCA”) contain specific provisions relating to indemnification of directors and officers of Montana corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided that when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

The articles of incorporation of Glacier provide, among other things, that the personal liability of the directors and officers of the corporation for monetary damages shall be eliminated to the fullest extent permitted by the MBCA. Glacier’s bylaws provide that the corporation shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation.

Item 21.	Exhibits and Financial Statement Schedules

(a) The exhibits are listed on the accompanying “Exhibit Index.”

(b) Financial Statement Schedules. None.

(c) The opinion of the financial advisor to Bancshares is set forth as Appendix C to this proxy statement/prospectus

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to;

(i) Include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To file a post-effective amendment to remove from registration any of the securities which remain unsold at the end of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the Effective Date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalispell, State of Montana, on May 17, 2013.

GLACIER BANCORP, INC.

By:	/s/ Michael J. Blodnick
Michael J. Blodnick President and
Chief Executive Officer

Each person whose individual signature appears below hereby authorizes and appoints Michael J. Blodnick and Ron J. Copher, and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, including any and all post-effective amendments.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date	Signature and Title

May 14, 2013	By:	/s/ Michael J. Blodnick
Michael J. Blodnick, President and Chief Executive Officer and Director (Principal Executive Officer)

May 14, 2013	By:	/s/ Ron J. Copher
Ron J. Copher, Senior Vice President and Chief Financial Officer (Principal Financial Officer)

May 14, 2013	By:	/s/ Everit A. Sliter
Everit A. Sliter, Chairman of the Board and Director

May 14, 2013	By:	/s/ Sherry L. Cladouhos
Sherry L. Cladouhos, Director

May 14, 2013	By:	/s/ James M. English
James M. English, Director

May 14, 2013	By:	/s/ Allen J. Fetscher
Allen J. Fetscher, Director

May 14, 2013	By:	/s/ Annie M. Goodwin
Annie M. Goodwin, Director

May 14, 2013	By:	/s/ Dallas I. Herron
Dallas I. Herron, Director

May 14, 2013	By:	/s/ Craig A. Langel
Craig A. Langel, Director

May 14, 2013	By:	/s/ L. Peter Larson
L. Peter Larson, Director

May 14, 2013	By:	/s/ Douglas J. McBride
Douglas J. McBride, Director

May 14, 2013	By:	/s/ John W. Murdoch
John W. Murdoch, Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2	Plan and Agreement of Merger dated as of March 27, 2013, by and among Glacier Bancorp, Inc., Glacier Bank, North Cascades Bancshares, Inc. and North Cascades National Bank (contained in Appendix A to the proxy statement/prospectus which is included in the registration statement).

5	Opinion of Moore, Cockrell, Goicoechea & Axelberg, P.C., regarding legality of securities.

8	Opinion of Graham & Dunn PC regarding federal income tax matters.

10.1	Form of Voting Agreement.

10.2	Form of Director and Principal Shareholder Non-Competition Agreement.

10.3	Employment Agreement between Glacier Bank and Scott C. Anderson.

10.4	Employment Agreement between Glacier Bank and Michele L. Bird.

10.5	Employment Agreement between Glacier Bank and Dinah E. Corrigan.

10.6	Employment Agreement between Glacier Bank and Jeffrey R. Davis.

10.7	Independent Consulting Agreement between Glacier Bank and John D. McQuaig.

23.1	Consent of Moore, Cockrell, Goicoechea & Axelberg, P.C. (contained in its opinion filed as Exhibit 5).

23.2	Consent of BKD, LLP, Glacier Bancorp’s independent registered public accounting firm.

23.3	Consent of Sandler O’Neill & Partners, LLC, North Cascades Bancshares, Inc.’s financial advisor.

24	Power of Attorney (contained on the signature page of the registration statement).

99.1	Form of proxy to be mailed to shareholders of North Cascades Bancshares, Inc.

99.2	Form of Election Statement to be mailed to shareholders of North Cascades Bancshares, Inc.

99.3	Opinion of Financial Advisor to North Cascades Bancshares, Inc. (contained in Appendix C to the proxy statement/prospectus which is included in the registration statement).